Form 10-K, Exhibit 13
period 1994-09-30
STERLING CHEMICALS INC
filed 1994-12-21
CIK 795662

                                                               EXHIBIT 13.1



STERLING CHEMICALS
1994 ANNUAL REPORT






(PHOTO)







(LOGO) STERLING CHEMICALS

Cover: Below, Sterling's Texas City facility produces seven petrochemical products. Its styrene monomer facility is one of the largest in the world. Top, Sterling Pulp Chemicals operates four plants for the production of sodium chlorate, including a plant at Buckingham, Quebec, Canada.

CORPORATE PROFILE

Sterling Chemicals, Inc. produces styrene monomer, acrylonitrile, acetic acid, plasticizers, lactic acid, tertiary butylamine and sodium cyanide at its petrochemical facility in Texas City, Texas. Sterling also produces sodium chlorate at four pulp chemical plants in Canada and sodium chlorite at one of the Canadian locations, and licenses, designs and manages the construction of large-scale generators to produce chlorine dioxide from sodium chlorate for the pulp and paper industry.

Sterling is headquartered in Houston, Texas. Its stock is listed on the New York Stock Exchange and traded under the symbol STX.

FINANCIAL HIGHLIGHTS
(In Thousands Except Per Share Data)


- - -----------------------------------------------------------------------
                         1994      1993      1992      1991      1990
- - -----------------------------------------------------------------------
Revenues               $700,840  $518,821  $430,529  $542,664  $506,046
- - -----------------------------------------------------------------------
Income (Loss) Before
Income Taxes and
Cumulative Effect of
Change in Accounting
Principle              $ 28,254  $ (6,968)  $ 9,254  $ 54,502  $ 88,452
- - -----------------------------------------------------------------------
Income (Loss) Before
Cumulative Effect of
Change in Accounting
Principle              $ 19,132  $ (5,420)  $ 4,538  $ 36,797  $ 59,083
- - -----------------------------------------------------------------------
Net Income (Loss)      $ 19,132  $ (5,420)  $(5,890) $ 36,797  $ 59,083
- - -----------------------------------------------------------------------
Net Income (Loss)
Per Share              $    .34  $   (.10)  $  (.11) $    .67  $   1.07
- - -----------------------------------------------------------------------
Net Cash Provided by
(Used in) Operations   $ 75,249  $ 48,114   $(3,752) $ 65,605  $ 85,384
- - -----------------------------------------------------------------------

Photo No. 1 Page 2 [Photo Description -- Above left, Gordon A. Cain Chairman of the Board. Above right, J. Virgil Waggoner President and Chief Executive Officer.]


To Our Shareholders:

We are pleased to report that the operating results for Sterling Chemicals improved each successive quarter in fiscal 1994, with our fourth quarter performance the best since the first quarter of fiscal 1991. Our improvement resulted principally from the recovery underway in the global market for commodity chemical products. During the past few years, the industry was in a cyclical trough primarily caused by excess capacity and recessionary pressures on demand.

The most dramatic improvement was in our largest volume product, styrene monomer. The turnaround for styrene has been more rapid and pronounced than we anticipated a year ago. In addition, market conditions for acrylonitrile and our other petrochemical products strengthened during the year, and our pulp chemical business also improved.

In fiscal 1994, Sterling's revenues were up 35% to $701 million compared to revenues of $519 million for fiscal 1993. Our net profit was $19.1 million for the year compared to a net loss of $5.4 million for fiscal 1993. Earnings per share were $.34 compared to a loss of $.10 per share for the previous fiscal year.

During fiscal 1994, we upgraded our facilities, reduced outstanding debt about $66 million and continued our emphasis on our safety, environmental and quality processes. We were able to take advantage of improving market conditions during the year because of the operating reliability of our facilities. Continued emphasis by our employees on cost reduction also enhanced our performance.

Petrochemical Business

Sterling is one of the largest producers of styrene in the world and a major supplier to the merchant market. The cyclical nature of the styrene business is determined by changes in the supply/demand balance worldwide. During the past few years, styrene's profitability was depressed primarily because of overcapacity even though the worldwide market for styrene continued to grow each year.

The United States continues to experience economic growth with the U.S. automotive, housing and packaging markets being important contributors to the recent increase in demand for styrene. Europe's economy is recovering and most of the Asian countries are experiencing dramatic growth, as well.

By the spring of 1994, increased demand for styrene had absorbed much of the excess capacity. In addition, some styrene plants experienced operating difficulties during the year, which further tightened the market. While some new capacity came on stream during 1994, the market quickly absorbed it. Most plants were operating near full capacity during the last half of our 1994 fiscal year and as a result, styrene prices and margins increased significantly during the period.

We anticipate some incremental styrene capacity additions over the next few years but demand growth should absorb the capacity additions during that period.

The market for acrylonitrile also strengthened during the fiscal year for several reasons. Acrylonitrile demand benefited from favorable economic conditions worldwide. In addition, poor cotton crops in parts of the world contributed to increased demand for all synthetic fibers, increasing sales for acrylic fibers, the largest derivatives of acrylonitrile. Although export prices steadily increased during the last half of the fiscal year, acrylonitrile's profitability did not significantly improve until the last quarter because of increasing prices for raw materials. We believe that favorable market conditions for acrylonitrile will continue during fiscal 1995.

We are expanding our acetic acid capacity by more than 20% to nearly 800 million pounds per year. It is scheduled to come on stream in early fiscal 1996. This will make acetic acid Sterling's second largest volume product. BP Chemicals, our partner in the expansion, will market the additional production. This expansion phase is part of our on-going effort to optimize the opportunities for growth at our current facilities.


Pulp Chemical Business

The sodium chlorate market improved during the last half of the fiscal year as a result of increased substitution of environmentally-preferred chlorine dioxide, derived from sodium chlorate, for elemental chlorine in the pulp bleaching process. In addition, sodium chlorate demand increased because of greater use of elemental chlorine-free paper and the recovery occurring in the pulp and paper industry.

At fiscal year end, our plants were operating near full capacity. In the last fiscal quarter, Sterling realized its first sodium chlorate price increase since acquiring the business in 1992. We expect pricing will continue to improve in fiscal 1995.

The first generator in China to convert sodium chlorate to chlorine dioxide was sold by our ERCO Systems Group and began operation in fiscal 1994. Several more units are under construction in China by ERCO Systems. In total, eight new ERCO Systems generators started up during the year. These additions should increase sodium chlorate demand in general and add to our royalties in the future.The royalties from generator licensing also increased in fiscal 1994. We were awarded a total of ten new contracts during the year.

We anticipate that as our pulp chemical business continues to grow, it will partially help offset the cyclical nature of the petrochemical business. In particular, royalties from generator licensing provide a relatively steady and increasing revenue stream.

The Environment, Safety and Quality

We are committed to providing a safe and environmentally sound workplace for our employees and the communities in which we operate. Our goal is to have zero impact on the environment. Sterling is an active participant in the Responsible Care(rm) initiatives of the Chemical Manufacturers Association and the Canadian Chemical Producers Association.

We achieved notable safety accomplishments during the year, including becoming the first facility in Texas City accepted into the Merit Program of the U.S. Occupational Safety and Health Administration.

Our Deming-based quality effort has focused on continuous improvement of our products and services for our customers. In past years, most of our gains came from reducing variability in existing processes. Currently, we are involved in the next step of redefining the way we do business through Business Process Improvement. We expect to change or streamline many processes and systems to meet the needs of our customers more effectively. Our employees already have achieved significant successes through teamwork. We expect this effort to improve our productivity and competitiveness in the marketplace.

Sterling People

Our pulp chemical employees have become an integral part of our workforce team, which continues to perform with dedication and enthusiasm. We appreciate the strong support from our employees during the down cycle as we worked to reduce costs and improve product quality and service. Sterling employees have demonstrated that their extra effort does make a difference. The commitment of the entire employee family was rewarded during fiscal 1994 with participation in profit sharing for the first time in several years.

Jim P. Wise joined Sterling as Vice President and Chief Financial Officer following the resignation of J. David Heaney. Mr. Wise brings extensive financial and operating experience to Sterling, including serving as chief financial officer for several New York Stock Exchange-listed companies. We appreciate Mr. Heaney's valuable contributions to Sterling's success.

For the Future

We are optimistic that market conditions for our major products will continue to improve during 1995. We believe that we are beginning to see the financial results that demonstrate the soundness of our management philosophy and strategic direction. We will continue to enhance our existing facilities and seek new opportunities to grow and diversify the Company through acquisitions, strategic alliances or partnerships. We will maintain our commitment to quality and safety and strive for excellence.

Since the Company was founded in 1986, we have experienced both the excitement of strong markets and significant profitability and the struggles resulting from overcapacity and profit erosion. Sterling understands the commodity chemicals market. We are a low-cost manufacturer of each of our products, and we have shown that we can weather the tough times. We will continue to work diligently to enhance the value of your investment in Sterling.


/s/ Gordon A. Cain
Gordon A. Cain
Chairman of the Board



/s/ J. VIRGIL WAGGONER
J. Virgil Waggoner
President and Chief Executive Officer

November 28, 1994

CORPORATE REVIEW
Capital Expenditures

In fiscal 1994, capital expenditures were approximately $12 million. Petrochemical operations spent approximately $8 million, primarily for various safety and environmental projects and for Sterling's initial contribution to the acetic acid expansion. Pulp chemicals spent about $4 million for office and plant improvements.

Capital expenditures for fiscal 1995 are expected to increase significantly, with $36 million allocated to petrochemical operations and $4 million for pulp chemical operations. The capital investments include several plant instrumentation modernization projects at Texas City that should be completed over a two-year period. These projects will replace older technology with state-of-the-art control equipment that is expected to result in manufacturing cost improvements. Sterling also will take advantage of third-party participation in facility improvements by continuing the expansion phase of the acetic acid unit in conjunction with BP Chemicals, Inc. Pulp chemicals capital investment will be used primarily for cost savings and plant reliability improvements.

Sterling Chemicals, Inc.
Selected Financial and Operating Data(1)


(In Thousands)

                                                               Petrochemical         Pulp Chemical
                                                                Operations             Operations
Fiscal Year Ended September 30, 1994

Sales and Other Revenues  . . . . . . . . . . . . . .          $  578,295              $  122,545
Earnings before Interest, Taxes,
   Depreciation and Amortization  . . . . . . . . . .          $   62,341              $   27,130
Depreciation and Amortization . . . . . . . . . . . .          $   26,327              $   14,626
Interest Expense  . . . . . . . . . . . . . . . . . .          $    9,757              $   12,369
Net Cash Provided by Operations . . . . . . . . . . .          $   54,807              $   20,442
Net Income  . . . . . . . . . . . . . . . . . . . . .          $   17,979              $    1,153
Capital Expenditures  . . . . . . . . . . . . . . . .          $    7,875              $    4,468

At September 30, 1994

Current Assets  . . . . . . . . . . . . . . . . . . .          $  173,879              $   38,937
Property, Plant and Equipment (Net) . . . . . . . . .          $  187,244              $  103,882
Current Liabilities(2)  . . . . . . . . . . . . . . .          $  148,355              $   43,652
Long-Term Debt  . . . . . . . . . . . . . . . . . . .          $   49,078              $  137,708
Employees(3)  . . . . . . . . . . . . . . . . . . . .                 910                     300

(1)      Amounts do not include eliminating entries.
(2) Current Liabilities includes current portion of long-term debt of $13,312 and $20,459 for Petrochemicals and Pulp Chemicals, respectively.
(3)      Employee counts exclude contract and temporary personnel.

Employee Ownership and Profit Sharing

Sterling employees, both directly and through the Company's Employee Stock Ownership Plan, own over 30% of the Company's common stock. All employees participate in a profit sharing program designed to reward their contribution to the success of Sterling. In August, employees received profit sharing for the third quarter of fiscal 1994.

It was the first profit sharing distribution since fiscal 1991. An additional profit sharing distribution was made following the end of the fourth quarter of fiscal 1994, reflecting the strong results of the year.

OPERATING REVIEW

Sterling Facilities

Sterling's petrochemical facility is located on about 290 acres in Texas City, Texas. The facility is located on Galveston Bay, about 45 miles south of Houston. The site is accessible to raw materials and worldwide distribution facilities. A significant portion of the facility's steam and electrical needs is purchased from a cogeneration facility that is a joint venture between a Sterling subsidiary and a subsidiary of Praxair, Inc.

Since 1986, significant improvements have been made at the Texas City facility to take advantage of underutilized assets and growth opportunities. Since that time, Sterling and others have made a significant investment in the manufacturing facilities resulting in process and quality improvement and additional production capacity.

Pulp chemical operations that were acquired from Tenneco Inc. include four plants in Canada that manufacture sodium chlorate. The four plants are strategically located in Buckingham, Quebec; Vancouver, British Columbia; Thunder Bay, Ontario; and Grande Prairie, Alberta. The plants are near customer facilities and have dependable sources of low cost electricity. The Buckingham plant also includes a small sodium chlorite facility. The facilities also include business headquarters in Toronto, Ontario, for Sterling Pulp Chemicals and for ERCO Systems Group, which provides licensing, design and construction management of large-scale chlorine dioxide generators to convert sodium chlorate into chlorine dioxide at pulp mill sites.

Petrochemical Products

The Texas City facility produces styrene monomer, acrylonitrile, acetic acid, plasticizers, lactic acid, tertiary butylamine and sodium cyanide. Production is grouped into three main complexes based on the chemistry involved.

PHOTO NO. 1, PAGE 6-7 [PHOTO DESCRIPTION -- CUSTOMER SATISFACTION IN ORDER HANDLING AND MATERIALS MANAGEMENT RECEIVED INTENSIVE REVIEW FROM STERLING.
The Texas City facility is strategically located near supply sources and distribution facilities. A cross-functional team studied Sterling's order handling and materials management systems and recommended changes to improve efficiencies. Members of the team included, from left, Marilyn Decker, Luther
D. Shotwell, Wynell A. Young, Dorothy Janecka, Ellen Rutherford, Richard Curtis, Jo Sweeney and Sidney Christopher.]

PHOTO NO. 1, PAGE 8 [PHOTO DESCRIPTION -- SAFETY PERFORMANCE BY STERLING AT TEXAS CITY RESULTED IN AN OUTSTANDING RECORD. A STEPS team (Sterling Teams to Enhance Plant Safety) coordinated the effort that earned the Company membership in OSHA's Merit Program, part of OSHA's Voluntary Protection Program, a partnership among labor, management and government. Members of the team included, standing, Debra Carlisle, David Douglass, Tom Hughes, Bruce Blankenship and Johnny Johnson; kneeling, Al Magliolo and Walter Treybig.]

Sterling has a significant market share for each of the products it manufactures. The styrene unit is one of the world's largest, with a capacity of approximately 1.5 billion pounds annually. The Company's styrene capacity is approximately 13% of total domestic capacity. Styrene accounts for more than one-third of Sterling's total chemical production capacity.

Sterling is the second largest domestic producer of acrylonitrile, with about 25% of domestic capacity. Total annual production capacity is in excess of 700 million pounds.

Acetic acid capacity is scheduled to be expanded by early fiscal 1996 from about 600 million pounds to nearly 800 million pounds annually. Currently, Sterling has about 16% of domestic capacity for acetic acid. BP Chemicals is participating in the expansion and will market the product.

Plasticizer capacity is about 280 million pounds annually. Annual capacity for lactic acid is 19 million pounds, and Sterling is the only domestic producer of synthetic lactic acid. Tertiary butylamine capacity is 21 million pounds annually, and Sterling is the only U.S. producer and one of three worldwide. Annual sodium cyanide capacity approaches 100 million pounds.

Acrylonitrile production set an annual record in fiscal 1994, and styrene, acetic acid and plasticizers set monthly records for production. Equipment reliability and process improvements, combined with teamwork among the operations, maintenance and support personnel of each unit, enabled the units to meet customer demand for product.

Petrochemical Markets

Styrene monomer, acrylonitrile and lactic acid are sold to customers under various long-term and short-term contractual arrangements and spot transactions, while the total capacity of other products manufactured by Sterling are committed to long-term arrangements. BP Chemicals markets Sterling's acetic acid production, while BASF markets all plasticizer production and Monsanto Company purchases the tertiary butylamine production. The sodium cyanide unit is owned by E. I. du Pont de Nemours and Company. Sterling provides hydrogen cyanide as a raw material and operates the unit, while Dupont markets the product.

Although the global market for styrene has grown each year, capacity tends to be added in very large increments, creating periods of overcapacity that must be absorbed by additional market growth. Beginning in 1991, styrene was in an overcapacity situation which depressed profitability. During the second quarter of fiscal 1994, sales volumes increased significantly for Sterling and other producers primarily as a result of market growth. Increases in styrene prices and margins followed rapidly during the last half of fiscal 1994. Economic growth in the United States, the recovering economy in Europe and dramatic growth in most Asian countries are major factors driving global market growth. The strength of the U.S. automotive, housing and packaging markets contributed to the increased demand for styrene. The Company anticipates some incremental capacity additions over the next few years but demand growth should absorb the capacity additions during that period.

Acrylonitrile demand also increased in fiscal 1994. By year-end most producers were operating at or near full capacity. Demand increased primarily because of favorable economic conditions worldwide. In addition, the effect of poor cotton crops in parts of the world contributed to increased demand for all synthetic fibers, including acrylic fibers. Acrylic fibers are the largest consuming derivatives of acrylonitrile.

Although export prices for acrylonitrile increased steadily during the last half of fiscal 1994, profitability did not significantly improve until the last quarter because of increasing raw material costs.

Other products manufactured by Sterling at Texas City also are experiencing overall increased demand because of improved economic conditions worldwide.

Pulp Chemical Products

Sterling Pulp Chemicals, Ltd. is the second largest supplier of sodium chlorate to the North American pulp and paper market, with about 20% of the market. Capacity of the four Canadian facilities is approximately 320,000 metric tons. At fiscal year end, production of sodium chlorate was near full capacity. Sodium chlorite also is produced in small quantities at the Buckingham facility. Sterling Pulp Chemicals supplies about 23% of the North American sodium chlorite market.

PHOTO NO. 1, PAGE 10-11 [PHOTO DESCRIPTION -- STERLING PULP CHEMICALS PRODUCES ABOUT 20% OF THE NORTH AMERICAN SODIUM CHLORATE SUPPLY. The Sterling Pulp Chemicals facility at Buckingham is the largest of the four plants. Projects have been initiated to meet growing market demand. Participating in a cross-functional team are, from left, Jacques Lanthier, Alex Megyeal, Alain Lahale, Ted Sale and Jean-Guy Desjariline.]

Through the ERCO Systems Group, Sterling Pulp Chemicals also supplies large-scale generators used to convert sodium chlorate into chlorine dioxide at the pulp mill site. Sterling believes that the ERCO Systems Group is the industry leader in providing complete design, construction management services and technical support. ERCO invented the first generator technology in 1954 and has supplied about two-thirds of the chlorine dioxide generators used worldwide. After a generator is installed at a mill site, royalties are received from the licensing of the generator technology based on operating rates, usually over a ten-year period, providing a steady, ongoing cash flow for the overall business.

Pulp Chemical Markets

Growth in the sodium chlorate market was attributable to increased substitution of chlorine dioxide for elemental chlorine in the pulp bleaching process, increased demand for elemental chlorine-free paper and the recovery in the pulp and paper industry. During the last fiscal quarter, Sterling realized its first sodium chlorate price increase since the pulp chemicals business was acquired.

Sterling was awarded ten new generator contracts during the year, and eight new Company generators commenced operation in fiscal 1994. The Company continues to be a leader in bringing new technology to the pulp and paper industry, developing systems to provide environmentally acceptable bleaching methods.

Chlorine dioxide is rapidly becoming the predominant bleaching agent in the manufacture of pulp, the raw material from which most white paper products are manufactured. Using chlorine dioxide as the bleaching agent virtually eliminates dioxins and furans in pulp mill wastewater. In addition, substituting chlorine dioxide for elemental chlorine produces stronger, brighter pulp at a lower cost than alternate bleaching methods. In general, Sterling believes that current and proposed environmental regulations favor chlorine dioxide as the preferred substitute for elemental chlorine when all costs and benefits are considered.

Quality

At Texas City, Sterling is making progress in achieving its long-range goal of Best-In-Class Performance in safety, environmental compliance, reliability and productivity. The driving force for these accomplishments is a strong foundation based upon solid relationships and mutual trust between the hourly employees and the plant management team. The records Texas City is achieving in safety, productivity and other areas demonstrate the progress being made.

The Deming total quality management process has been an integral part of Sterling's operations since the Company was established. That philosophy has been extended to the pulp chemical operations and also forms the basis of Business Process Improvement that Sterling is using successfully.

Sterling is utilizing a collaborative team environment to review systematically all of its business processes in order to remain a low-cost producer of quality products. One example of Business Process Improvement is in the area of order handling and materials management at Texas City. While customers rated Sterling very highly in customer satisfaction, opportunities for improvement in the process were identified. A cross-functional team representing various areas reviewed the entire process and suggested a number of changes that are being implemented. The results included fewer people involved in the process, improved service to customers, elimination of redundant work and lower costs.

The Manufacturing Systems Team is leading the effort to become Best-In-Class in manufacturing and maintenance. This cross-functional team of five salaried and two union hourly members is developing recommendations that will become the basis for improvements in the way maintenance and operations work together. The two union hourly representatives were selected by the Plant Union Committee to work on this important cooperative effort.

At Sterling Pulp Chemicals, Deming-based quality training has been implemented, and teams are improving both internal and external services. The quality process introduced by Sterling involves management leadership, customer focus, employee involvement and continuous process improvement. Customer feedback has been extremely positive.

Safety

Safety is of primary importance to the Company. The chemical industry is among the safest in the United States. The Texas City facility's recordable injury and lost-time injury rates are significantly better than the average rates of the U.S. chemical industry which, in turn, is significantly better than U.S. manufacturing as a whole. The Texas City facility recorded its second best year in safety performance in Company history. Sterling also set a new plant safety record at the Texas City facility during the year with 1,966,269 manhours worked without a lost-time injury.

Photo No. 1, Page 13 [Photo Description -- THE FIRST CHLORINE DIOXIDE GENERATOR TO BE STARTED UP IN CHINA WAS A STERLING PULP CHEMICALS PROJECT. A Sterling Pulp Chemicals team reviews a plant model as part of a design project. From left are Ibrahim Erel, Dennis Elwood, Alex Megyesi and Luc Gonzalez. The plant at Thunder Bay supplies sodium chlorate to pulp mill sites in Canada.]

     In recognition of Sterling's efforts, the Company earned membership in the Merit Program of the U.S. Occupational Safety and Health Administration (OSHA). The Merit Program is part of OSHA's Voluntary Protection Program, a partnership among labor, management and government working together toward workplace safety and health. The award is the second highest conferred by OSHA, and Sterling was the first facility in Texas City to receive this recognition. Companies apply for the program, then OSHA reviews all written programs, verifies the programs and conducts employee interviews as part of its audit of the safety and health programs. Several Sterling teams and community leaders participated in the approval inspection.

     In addition to the OSHA Merit Program, Sterling was recognized by the National Petroleum Refiners Association with the NPRA Award for Safety Achievement for 1,650,000 hours worked at Texas City without a lost workday case. This record was achieved during the period from March 27, 1993 to January 31, 1994.

     Leading the safety effort at Texas City is the STEPS team (Sterling Teams to Enhance Plant Safety). This team is composed of 11 standing committees, with five chaired by union hourly personnel and six chaired by salaried personnel, with the manager of safety/health/environmental and the plant manager as part of the team.

Sterling Pulp Chemicals also achieved new safety records. The Grande Prairie, Thunder Bay and Vancouver facilities maintained their records of no lost-time injuries. The Buckingham facility improved its accident and injury performance significantly for the second consecutive year, reducing its rate by two-thirds. The pulp chemical operations have achieved a safety record that is two-and-a-half times better than the average of the Canadian pulp and paper industry and equivalent to the Canadian chemical industry. Initiatives introduced in 1994 provide additional equipment, training and guidelines for the safety program.

Environmental Programs

Sterling is committed to sound environmental management. Since emissions reporting to the EPA initially was mandated in 1987, Sterling has reduced total emissions at the Texas City facility by more than half, while plant production has increased. As a participant in the EPA's 33/50 air emission reduction program, Sterling committed to a 65% reduction in 17 targeted air pollutants by 1995. The Company achieved an 83% reduction for calendar 1993, two years ahead of schedule.

More than 95% of the Texas City facility's emissions are safely managed by deep well injection. Deep-well injection uses state-of-the-art technology to contain waste solutions permanently within the subterranean injection zone, similar to the way that oil and gas deposits are trapped for millions of years. Stringent federal and state regulations control the permitting, construction, operation and monitoring of deep wells.

The primary component of Sterling's deep well stream is ammonium sulfate, a compound that when concentrated is used as a commercial fertilizer. Sterling believes that its deep well injection should be classified by the EPA as waste management rather than a release to the environment and is actively seeking that reclassification. The EPA has stated that Class I underground injection wells are safer than virtually all other waste disposal practices. Sterling has received an EPA award for its deep well operations.

Sterling also is a charter member of the Clean Industries 2000 program sponsored by the Texas Natural Resource Conservation Commission. Charter members were required to have reduced the amount of hazardous waste generated since 1987 by 50%. One of Sterling's waste minimization projects was selected as a finalist for a Governor's Award for Environmental Excellence.

Photo No. 1, Page 14-15
[Photo Description -- STERLING'S TEXAS CITY FACILITY HAS SET PRODUCTION RECORDS WHILE ACHIEVING ENVIRONMENTAL SUCCESSES. A manufacturing systems team is studying improvements in operations and maintenance at Texas City. From left, members of the team include Mike Hennington, Roger Mears, Wayne Payton, Carlos Mata, Bob Grannon, Lloyd Johnson and, standing, Robert McLaren. A state-of-the-art water treatment system is among the many environmental improvements that have contributed to significant reductions in emissions.]

Sterling is an active participant in Responsible Care(rm), a major chemical industry initiative sponsored by the Chemical Manufacturers Association in the United States and by the Canadian Chemical Producers Association in Canada.

Sterling and its workforce are committed to the Responsible Care principles and codes of management practice that all members have agreed to uphold. The six codes require members to promote methods of tracking progress toward reaching specific goals in the areas of process safety, community awareness and emergency response, distribution, process pollution prevention, employee health and safety and product stewardship. Sterling is making substantial progress in moving closer to achieving its goals. As part of the Responsible Care program, Sterling reports to the community on a regular basis.

Sterling Pulp Chemicals is a leader in bringing new technology to the pulp and paper industry, developing systems to provide bleaching methods with environmental advantages. The Company also is a leader in the Alliance for Environmental Technology, an organization with the mission to research and promote practical, proven technologies that advance modern papermaking and to help achieve sound governmental policies and regulations.

Sterling produces seven petrochemical products and two chemicals in its pulp chemical operations. These chemicals are used in a variety of processes, frequently as building blocks for finished consumer goods.

STYRENE MONOMER is produced with ethylene and benzene as raw materials. Styrene is used in the production of foam products such as ice chests, residential sheathing, cups, egg cartons, insulation and protective packaging; for other applications such as housing for computers, telephones, videocassettes, small home appliances and automotive parts; and for tableware, luggage, packing, toys, textile products and synthetic rubber products.

ACRYLONITRILE is produced using ammonia, air and propylene as raw materials. Acrylonitrile is used for acrylic fibers for apparel, rugs and blankets; in polymer products for casings for ice chests, hard luggage, calculators and computers; in automotive parts and synthetic rubber products.

ACETIC ACID is produced using methanol and carbon monoxide as the raw materials. Acetic acid's largest use is in the production of vinyl acetate. It also is used in pharmaceuticals, pain relief medicine, latex products for adhesive and surface coatings, and certain synthetic fabric finishes.

PLASTICIZERS are produced from olefins, carbon monoxide, hydrogen, orthoxylene and air. Plasticizers are used in producing flexible plastics for consumer products and building materials.

TERTIARY BUTYLAMINE (TBA) is manufactured using by-product hydrogen cyanide from the acrylonitrile process and isobutylene as raw materials. TBA is used for silicone caulk, in tires and hoses and as a chemical intermediate.

LACTIC ACID is produced using by-product hydrogen cyanide and acetaldehyde as its raw materials. It is used as a preservative for food products, for the manufacture of acrylic enamel, for silk finishing and in intravenous solutions.

SODIUM CYANIDE utilizes by-product hydrogen cyanide and sodium hydroxide as its raw materials. It is used for electroplating and to enhance precious metals recovery.

SODIUM CHLORATE is produced from water and salt in reaction with electrical current. Sodium chlorate then is used by pulp mills to produce chlorine dioxide, which is used to bleach pulp for production of high quality office papers, commercial printing papers, coated papers and tissue paper products.

SODIUM CHLORITE is produced using sodium chlorate and hydrochloric acid as raw materials. Sodium chlorite is used as an antimicrobial agent for water treatment, as a disinfectant for fresh produce, for treatment of industrial wastewater and for oilfield microbe control.

STERLING CHEMICALS, INC.
FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company's revenues and earnings improved each successive quarter in fiscal 1994, largely because of the improved performance of styrene, and fourth quarter earnings were the best since the first fiscal quarter of 1991. The Company reported earnings per share of $.34 in fiscal 1994 after two years of net losses. The Company anticipates that demand for styrene and acrylonitrile will remain strong in 1995 and that market conditions for its pulp chemical business will continue to improve.

Beginning in 1991, styrene's profitability became depressed because of both overcapacity and recessionary pressures in parts of the world. By the spring of 1994, however, market growth resulting from economic expansion had absorbed much of the excess capacity. As a result, styrene volumes began increasing late in the first fiscal quarter and by the third fiscal quarter prices and margins were increasing as well. Generally, all of the Company's products benefited in 1994 from the recovery underway in the global commodity chemical markets. While fiscal 1994 began with weak demand for both styrene and acrylonitrile, by the end of fiscal 1994 both products were experiencing higher prices, margins and sales volumes. Sodium chlorate also experienced increased demand during fiscal 1994, and the Company realized its first price increase for that product since acquiring the business in 1992.

RESULTS OF OPERATIONS

Comparison of Fiscal 1994 to Fiscal 1993

Revenues for fiscal 1994 totaled $701 million, an increase of $182 million from fiscal 1993. This increase was primarily the result of increased sales volumes and sales prices for styrene. Also, approximately one-third of the Company's styrene was previously marketed under one of its conversion agreements that expired late in 1993. In fiscal 1994, this volume was successfully marketed under various sales agreements and spot sales. As a result, the Company had more direct styrene sales than conversion sales during fiscal 1994 than in fiscal 1993. Under a conversion arrangement, the customer furnishes raw materials which the Company processes. In a direct sales arrangement, the Company supplies the raw materials and sells the finished product at a price which includes the value of the raw materials. Because of this difference, the revenue recognized from a direct sale is significantly greater than the revenue recognized from an equivalent conversion sale, although the gross profit might be the same. Acrylonitrile and acetic acid also generated higher revenues in fiscal 1994 primarily due to higher sales volumes. The pulp chemical business contributed $123 million to the Company's revenues in fiscal 1994, an increase of $4 million over fiscal 1993.

Fiscal 1994 net income increased by $25 million or $0.44 per share over fiscal 1993. The increase primarily resulted from the improvement in styrene margins and higher sales volumes for styrene. This improvement was partially offset by a substantial increase in selling, general and administrative expenses discussed below.

STYRENE: Styrene revenues increased 99% to $287 million in fiscal 1994 compared to fiscal 1993 because of higher prices, increased sales volumes and the shift to more direct sales from conversion sales. Styrene's gross profit accounted for 36% of the Company's total gross profit in fiscal 1994 compared to a loss in fiscal 1993. The styrene unit operated at approximately 98% of its 1.5 billion pound capacity in fiscal 1994 compared to about 75% of capacity in fiscal 1993. In addition to increased demand, two planned shutdowns for maintenance and installation of new and improved catalyst during fiscal 1993, compared to none in 1994, contributed to the increase in operating rates.

Styrene's improved performance primarily resulted from continuing market growth for styrene and its derivatives based on global economic growth. The U.S. economy and the economies of most Asian countries expanded during fiscal 1994 while Europe's economy began to recover. The strength of the U.S. automotive, housing and packaging markets also has contributed to the increased demand for styrene. By the spring of 1994, increased demand for styrene had absorbed much of the excess capacity. In addition, some competitors' styrene plants experienced operating difficulties during the year which further tightened the market. Most styrene plants were operating near full capacity during the last half of fiscal 1994. The Company anticipates some incremental capacity additions over the next few years but demand growth should absorb the capacity additions during that period.

During fiscal 1994, the Company successfully replaced all of the volume from the expired conversion agreement with domestic and export sales arrangements and spot sales. In the current tight market for styrene, the sales arrangements were more profitable than the expired conversion arrangement and the shift from that long-term conversion arrangement to more spot sales allowed the Company to take advantage of the greater price volatility in the spot market.

During fiscal 1994, approximately 55% of the Company's styrene production representing approximately 62% of styrene revenue was sold in the export market, which is typically more volatile than the domestic market. While the prices for styrene's raw materials, benzene and ethylene, increased significantly during the second half of the fiscal year, their average prices for the year increased only slightly.

ACRYLONITRILE: Acrylonitrile revenues for fiscal 1994 totaled $138 million, an increase of 11% from fiscal 1993. A 26% increase in sales volumes was partially offset by a 12% decrease in average sales prices in fiscal 1994 compared to fiscal 1993. The acrylonitrile unit operated at approximately 96% of capacity during fiscal 1994 compared to approximately two-thirds of capacity in fiscal 1993.

Demand for acrylonitrile strengthened during fiscal 1994 for several reasons. Favorable economic conditions worldwide helped increase acrylonitrile demand. In addition, poor cotton crops in parts of the world contributed to increased demand for all synthetic fibers, including acrylic fibers, which are the largest derivatives of acrylonitrile. Although average sales prices were lower in fiscal 1994 than in 1993, export prices steadily increased during the last half of the fiscal year. Acrylonitrile's profitability did not significantly improve until the fourth fiscal quarter, however, because of increasing raw material costs.

Demand for the Company's acrylonitrile is significantly influenced by demand from export customers, particularly those that supply acrylic fibers to China. In recent years, the acrylic fiber market has been subject to volatility because of the relatively unstable nature of the Chinese market. During 1994, China's strong demand for acrylic fibers increased demand for acrylonitrile. Demand in most other Asian countries also was strong. By the end of fiscal 1994, most acrylonitrile producers were operating at or near full capacity.

In fiscal 1994, acrylonitrile's gross profit was significantly lower than fiscal 1993 and accounted for approximately 8% of the Company's gross profit compared to approximately 36% during fiscal 1993. Average export acrylonitrile prices and margins were lower in fiscal 1994 than fiscal 1993, and the average price of acrylonitrile's primary raw material, propylene, was slightly higher. Acrylonitrile prices and margins and propylene prices, however, increased significantly during the last half of fiscal 1994. Acrylonitrile's performance benefited from lower per unit fixed costs because of higher operating rates in fiscal 1994 compared to fiscal 1993. The improved profitability of styrene also contributed to acrylonitrile's lower percentage contribution to the Company's total gross profit. Export sales of acrylonitrile increased in 1994 and constituted the great majority of revenues in fiscal years 1994 and 1993.

PULP CHEMICALS: Revenues from the Company's pulp chemical operations increased 3% to $123 million, primarily because of increased sales volumes of sodium chlorate and higher generator royalty revenue. The sodium chlorate market improved and sales volumes increased because of increased substitution of chlorine dioxide, derived from sodium chlorate, for elemental chlorine in the bleaching process, increased demand for elemental chlorine-free paper and the recovery underway in the pulp and paper industry. As a result, during the fourth quarter of fiscal 1994, the Company realized its first sodium chlorate price increase since acquiring the business in 1992. During fiscal 1993, the sluggish North American pulp and paper market resulted in lower demand for sodium chlorate. Royalty revenues also increased during fiscal 1994 because of higher generator operating rates and new start-ups. In total, eight new Company generators commenced operation in fiscal 1994, including the first such generator ever in China. The Company also was awarded ten new generator contracts in fiscal 1994.

Revenues from sodium chlorate increased 5% from fiscal 1993 as higher sales volumes were partially offset by lower average sales prices. The increased sales volumes resulted in increased capacity utilization, which contributed to lower per unit cost and increased margins. A 3% decrease in the Company's average cost of electricity, the predominant cost in the manufacture of sodium chlorate, also contributed to lower costs. The Company's sodium chlorate facilities operated at approximately 86% of capacity in fiscal 1994, compared to 75% during fiscal 1993.

Gross profit for the pulp chemical business increased by 6% in fiscal 1994 from 1993. Pulp chemicals accounted for 38% of the Company's total gross profit in fiscal 1994, down significantly from 1993. The percentage decrease, however, was solely attributable to the increase in profitability of the Company's petrochemical operations.

ACETIC ACID: Acetic acid revenues increased by 20% in fiscal 1994 over fiscal 1993. During each year, the Company's acetic acid unit operated at approximately its capacity of about 600 million pounds. The Company and BP Chemicals, Inc. ("BPC"), a U.S. subsidiary of British Petroleum Company plc, have agreed to expand acetic acid capacity to nearly 800 million pounds annually. This expansion is scheduled to be completed in fiscal 1996. In August 1994, the Company and BPC amended the production agreement to extend BPC's exclusive right to purchase acetic acid produced by the Company through July 31, 2016.

OTHER PRODUCTS: The Company's other products performed well during fiscal 1994, with plasticizers showing significant improvement. In March 1994, the Company and BASF Corporation executed an amendment to the plasticizers sales agreement which covers all of the Company's production, extending it to December 31, 1999 under similar terms.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: The Company's selling, general and administrative expenses ("SG&A") increased solely because of expenses related to the stock appreciation rights ("SARs") program. The Company recognized expense of $21.8 million or $0.26 per share related to the SARs in fiscal 1994 because of the increase in the Company's stock price (see Notes 5 and 6 of "Notes to Consolidated Financial Statements"). Prior to this accrual, SG&A was $1.1 million lower in fiscal 1994 compared to 1993. There were no expenses associated with the SARs in fiscal 1993.

ACCOUNTING CHANGES: The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), effective October 1, 1993. Under SFAS 109, deferred income taxes are provided for temporary differences in recognition of income and expenses for tax and financial reporting purposes. The adoption of this statement did not have an effect on the Company's financial position or results of operations. Upon adoption of SFAS 109, the Company's current deferred tax asset and deferred tax liability each increased by $1.6 million.

Comparison of Fiscal 1993 to Fiscal 1992

Revenues for fiscal 1993 totaled $519 million, an increase of $88 million from fiscal 1992. This increase was a result of the first full year of operations of the Company's pulp chemical business, partially offset by a reduction in petrochemical revenues. The pulp chemical business contributed $119 million to the Company's revenues in fiscal 1993. The decrease in the Company's petrochemical revenues was primarily the result of lower sales volumes for styrene and acrylonitrile.

Fiscal 1993 earnings before the cumulative effect of a change in accounting for postretirement benefits due to SFAS 106 decreased $9.9 million from fiscal 1992. The reduction in earnings before the cumulative effect of a change in accounting principle was primarily because of lower production rates for styrene and acrylonitrile that resulted in lower operating margins.

STYRENE: Styrene revenues decreased 5% to $144 million in fiscal 1993 compared to fiscal 1992 primarily because of lower sales volumes. Styrene's gross profit was a significant loss in fiscal year 1993 compared to a slight loss in fiscal 1992. The styrene unit operated at approximately 75% of its 1.5 billion pound capacity in fiscal 1993 compared to about 85% of capacity in fiscal 1992. The production decline was primarily caused by worldwide overcapacity of styrene and the Company's two planned shutdowns during fiscal 1993 for maintenance and installation of new catalyst. The decrease in production resulted in lower operating margins.

During both fiscal 1993 and 1992, approximately 27% of the Company's styrene production representing approximately 44% and 38%, respectively, of styrene revenues was sold in the export market. The average price for benzene decreased 16% while the average price for ethylene increased 3% from fiscal 1992 levels. When there is overcapacity, however, a decrease in the price of raw materials may be accompanied by a similar decrease in the market price of styrene. Thus, the decrease in the price of benzene did not improve styrene profit margins during fiscal 1993.

ACRYLONITRILE: Acrylonitrile revenues for fiscal 1993 totaled $124 million, a decrease of $13 million from fiscal 1992. An 8% decrease in sales volumes accounted for this change. The acrylonitrile unit operated at approximately two-thirds of capacity during fiscal 1993 compared to approximately 90% in fiscal 1992. The decreased sales volumes and production rates for acrylonitrile resulted from weaker demand from export customers, particularly those shipping acrylic fibers to China.

During both fiscal 1993 and 1992, approximately two-thirds of acrylonitrile production representing approximately 70% and 85%, respectively, of acrylonitrile revenues was sold in the export market.

During fiscal 1993, acrylonitrile accounted for approximately 36% of the Company's gross profit compared to approximately 59% during fiscal 1992. Although gross profit declined, acrylonitrile's performance benefited somewhat from an approximately 10% decrease in the price of propylene in fiscal 1993 compared to fiscal 1992.

PULP CHEMICALS: The pulp chemical business made a positive contribution to earnings during fiscal 1993 despite sodium chlorate's overcapacity situation and flat demand due to the sluggish pulp and paper market during the period. Approximately 89% of the Company's gross profit was attributable to the pulp chemical business during fiscal 1993, primarily as a result of the weak performance of the Company's petrochemical business.

The majority of the Company's sodium chlorate is sold in North America. The sluggish pulp and paper market in North America during fiscal 1993 contributed to lower demand for sodium chlorate than was anticipated at the time of the acquisition in fiscal 1992. The pulp chemical business operated its sodium chlorate facilities at approximately 75% of capacity during fiscal 1993. The lower than anticipated demand was partially offset by two factors. Sales of generators to pulp and paper mills to produce chlorine dioxide from sodium chlorate were strong during fiscal 1993, with the Company having the largest share of the market for the sale and licensing of new generators. In addition, the average price of electricity purchased by the Company's four sodium chlorate manufacturing facilities decreased beginning in the first quarter of fiscal 1993. Since electricity is the predominant raw material used in the manufacture of sodium chlorate, this decrease improved operating margins.

ACETIC ACID: Acetic acid revenues were approximately the same in fiscal 1993 compared to fiscal 1992. During each year, the Company's acetic acid unit operated at approximately its capacity of nearly 600 million pounds.

OTHER PRODUCTS: The Company's other products performed well during fiscal 1993, with plasticizers showing significant improvement.

INTEREST EXPENSE: The increase in interest and debt related expenses was due to higher average borrowings in fiscal 1993 compared to fiscal 1992, primarily because of the purchase of the pulp chemical business late in fiscal 1992.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: The increase in selling, general and administrative expenses in fiscal 1993 when compared to fiscal 1992 was also a result of increased costs associated with a full year of operation of the pulp chemical business, compared to less than two months of operations in fiscal 1992.

ACCOUNTING CHANGES: During the fourth quarter of fiscal 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"), effective as of October 1, 1991. Under this Statement, the Company is required to accrue the cost of postretirement benefits in its financial statements when the employee is eligible to receive such benefits. The Company previously recorded these expenses as they were paid. Accordingly, the cumulative effect of approximately $10.4 million, net of a deferred tax benefit of $5.4 million, was reflected in the results of operations for the first quarter of fiscal 1992. The Company, as required by SFAS 106, also accrues the annual expenses of these benefits.


LIQUIDITY AND CAPITAL RESOURCES

Management regularly assesses the liquidity and funding requirements of the Company's operations. Some of the factors important in the Company's liquidity are cash flow from operations including working capital management, capital spending, adequacy of bank lines of credit and availability of long-term capital on satisfactory terms. Management believes that funds generated from operations and borrowings under its existing bank lines will be sufficient to permit the Company to meet its liquidity needs. However, if necessary or appropriate, the Company may seek additional funds or refinance existing indebtedness through public offerings, private placements of securities or bank credit facilities.

Working capital at September 30, 1994 was $19 million, a decrease of $12 million from September 30, 1993. This change primarily resulted from accruing the current portion of the Company's SAR liability. Accounts receivable increased by $53 million primarily because of significantly higher sales prices and volumes for styrene and acrylonitrile in the fourth quarter of fiscal 1994 than in the fourth quarter of fiscal 1993. Accounts payable increased by $35 million because of higher prices and volumes for styrene and acrylonitrile raw materials. In addition, accounts receivable and accounts payable were also higher because of increased direct styrene sales. Accrued liabilities increased by $37 million because of increases in accrued compensation, accrued repairs and income taxes payable.

Net cash provided by operations was $75 million for fiscal 1994, an increase of $27 million or 56% compared to fiscal 1993. This increase resulted primarily from increased earnings during fiscal 1994. Most of the increased cash flow was used to reduce debt, which decreased by about $66 million during the year. The Company paid cash dividends on its common stock of approximately $3 million during fiscal 1993. On July 1, 1993, the Company's Board of Directors suspended the quarterly dividend and, consequently, no dividends were paid in fiscal 1994. For information concerning certain restrictions on the Company's ability to pay dividends, see "Note 3 of the Notes to Consolidated Financial Statements."

The Company has a credit agreement with a syndicate of banks ("Credit Agreement"). The Credit Agreement provides a $16.1 million project loan related to the acetic acid unit ("Project Loan"), a $20.0 million term loan ("Term Loan") and an $80.0 million revolving credit facility ("Company Revolver"), the availability of which was reduced by $20.0 million in loans and $2.3 million in letters of credit at September 30, 1994. The Credit Agreement also allows $20.0 million of additional indebtedness from other lenders.

At September 30, 1994 the Company had $7.9 million of such additional indebtedness. The Term Loan matures January 1998 while the Company Revolver and Project Loan mature August 1996.

The Company has a separate stand-alone credit agreement for the pulp chemical business. The Sterling Canada credit agreement provides a $113.1 million term loan ("Subsidiary Term Loan") and a Cdn. $20.0 million denominated revolving credit facility ("Canadian Revolver"), the availability of which was reduced by $5.0 million in loans and $0.7 million in letters of credit at September 30, 1994. The Subsidiary Term Loan matures August 1999 while the Subsidiary Revolver matures August 1997.

The Sterling Canada credit agreement effectively restricted Sterling Canada's ability to pay dividends to 5% of Excess Cash Flow (as defined in the Sterling Canada credit agreement) for fiscal 1994 and effectively prohibits Sterling Canada from paying any dividends to the Company in fiscal 1995 and thereafter. Sterling Canada also is required to make a mandatory prepayment on the Subsidiary Term Loan of $2.3 million from Excess Cash Flow in December 1994. Obligations owed under the Sterling Canada credit agreement are not guaranteed by the Company.

Sterling Canada also owes a $44.3 million subordinated note to Tenneco Credit Corporation ("Subordinated Note"). The Subordinated Note matures in December 1999 and is guaranteed by the Company. Sterling Canada is required to make a $0.3 million mandatory prepayment on the Subordinated Note from Excess Cash Flow (as defined in the Sterling Canada credit agreement) in December 1994.

Capital expenditures were $12 million in each of fiscal 1994 and 1993. In fiscal 1994, capital expenditures were primarily for various plant modernization projects and environmental and safety matters. In fiscal 1995, because the Company anticipates an increase in cash flow, the Company expects capital expenditures to be approximately $40 million, with approximately $36 million dedicated to the petrochemical operations. Capital investment at the Texas City facility will include several plant instrumentation modernization projects that should be completed over a two-year period, in addition to the planned acetic acid expansion and various environmental, safety and process improvement projects. The Company expects to fund its fiscal 1995 capital expenditures from operating cash flow and its revolving credit facilities.

The Company routinely incurs expenses associated with managing hazardous substances and pollution in ongoing operations. These operating expenses include items such as depreciation on its waste treatment facilities, outside waste management, fuel, electricity and salaries. The amounts of these operating expenses were $44 million and $46 million for fiscal years 1994 and 1993, respectively. The Company does not anticipate a material increase in these types of expenses during fiscal 1995. The Company considers these types of environmental expenditures normal operating expenses and includes them in cost of goods sold.

The Company's capital expenditures to limit or monitor hazardous substances or pollutants were $2 million and $6 million for fiscal years 1994 and 1993, respectively. During both fiscal years, the Company did not incur any material expenditures to remediate previously contaminated sites. The Company also did not incur any other infrequent or non-recurring material environmental expenditures which were required under existing environmental regulations in fiscal years 1994 or 1993. At present, the Company anticipates no such material expenditures during fiscal 1995. The Company estimates capital expenditures for environmental and safety matters will be approximately $11 million for fiscal 1995.

During fiscal 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement. The Company is required to implement the provisions of SFAS 112 in fiscal 1995 and estimates the impact on the Company's results of operations in fiscal 1995 will not be material.

The Company enters into forward foreign exchange contracts to hedge Canadian dollar currency transactions on a continuing basis for periods consistent with its committed exposures. The Company's forward foreign exchange contracts do not subject the Company to additional risk due to Canadian dollar exchange rate movements because gains and losses on these contracts offset losses and gains on the assets, liabilities and transactions being hedged. The Company does not engage in speculation. As of September 30, 1994, the Company had approximately $19.6 million of forward foreign exchange contracts outstanding to buy Canadian dollars. There were no forward foreign exchange contracts outstanding at September 30, 1993. The forward foreign exchange contracts generally have varying maturities with none exceeding 12 months. The Company makes net settlements of U.S. dollars for Canadian dollars at rates agreed to at inception of the contracts.

CERTAIN KNOWN EVENTS, TRENDS AND UNCERTAINTIES

Raw Material Prices and Availability

For each of the Company's products, the cost of raw materials and utilities is far greater than all other costs of production combined. Therefore, an adequate supply of raw materials at reasonable prices is critical to the success of the Company's business. The Company does not produce any of its major raw materials, benzene, ethylene, propylene and ammonia. There is currently a high demand for ethylene and propylene and the prices of each have recently risen significantly. The Company has several long-term arrangements with ethylene suppliers that provide for the majority of its estimated requirements for purchased ethylene. Although no assurances can be given, management believes that the Company will continue to be able to secure adequate supplies of all its raw materials at acceptable prices.

Environmental and Safety Matters

The Company's operations involve the handling, production, transportation and disposal of materials classified as hazardous or toxic and are extensively regulated under environmental and health and safety laws. Operating permits are required for the Company's operations. They are subject to periodic renewal and may be revoked or modified for cause.

Increasingly strict new laws or permits might affect the Company's operations, products or waste disposal. Past or future operations may result in claims or liabilities. Also, expenditures could be required to upgrade wastewater collection, pretreatment or disposal systems or other matters. Although no assurances can be given, the Company does not anticipate any material environmental costs or liabilities associated with its operations or products.

The Company's sodium chlorate market is sensitive to potential environmental regulation. Certain environmental groups are encouraging passage of regulations which restrict the amount of Absorbable Organic Halides (AOX) in pulp mill effluent. In general, environmental regulations support substitution of chlorine dioxide for elemental chlorine in the pulp bleaching process. As long as there is not an outright ban on these compounds, such regulation favors the use of chlorine dioxide, thus sodium chlorate.


British Columbia has a regulation in place that would effectively eliminate the use of chlorine dioxide in the bleaching process by the year 2002. The industry is actively working to change this regulation on the basis that it is not supported by sound science and is becoming increasingly optimistic of success. There are no other laws or regulations currently in place which would be detrimental to the product. The Company believes that bleaching methods that substitute chlorine dioxide for elemental chlorine achieve all reasonable pollution reduction targets for air and water emissions, and it believes that a conversion to totally chlorine-free bleaching will yield no measurable environmental or public health benefits. The Company believes its position is supported by the EPA's selection of chlorine dioxide as the best available technology for pulp bleaching.

Legal Proceedings

The Company is subject to claims and legal actions that arise in the ordinary course of its business. The Company believes that the ultimate liability, if any, with respect to these claims and legal actions will not have a material adverse effect on the financial position or results of operations of the Company (see Note 7 of "Notes to the Consolidated Financial Statements").

In May 1994 approximately 3,000 pounds of ammonia were released into the atmosphere at the Company's Texas City facility while a reactor in the acrylonitrile unit was being restarted after a shutdown for routine maintenance. As of November 15, 1994, approximately 9,000 individuals have filed claims directly with the Company. About 2,000 of these claims have been settled and 3,000 have been denied by the Company and its insurance carrier. Four lawsuits have been filed against the Company and the Company anticipates that additional litigation will ensue. The Company believes that its general liability insurance coverage is sufficient to cover all costs and expenses and has accrued and reflected in expense its deductible under this coverage.

The Company is a defendant, together with other chemical company defendants, in several lawsuits. In each case, a large number of plaintiffs have asserted unspecified damages for alleged personal injury and property damage arising from exposure to chemical releases. The Company believes there will be no material adverse effect from these lawsuits on the financial position or results of operations of the Company.

STERLING CHEMICALS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(In Thousands Except Per Share Data)


                                                                 Year Ended September 30,
                                                          -------------------------------------------
                                                            1994           1993              1992
                                                          --------      ---------        ------------
Revenues  . . . . . . . . . . . . . . . . . . . . . . .   $700,840      $ 518,821        $    430,529
Cost of goods sold  . . . . . . . . . . . . . . . . . .    606,916        477,902             402,647
                                                          --------      ---------        ------------
  Gross profit  . . . . . . . . . . . . . . . . . . . .     93,924         40,919              27,882
Selling, general and administrative expenses (Note 6) .     46,150         25,495              10,297
Interest and debt related expenses,
 net of interest income . . . . . . . . . . . . . . . .     22,126         22,392               8,331
Gain on sale of assets  . . . . . . . . . . . . . . . .     (2,606)            --                 --
                                                          --------      ---------        ------------
Income (loss) before taxes and cumulative effect of
 change in accounting principle . . . . . . . . . . . .     28,254         (6,968)              9,254
Provision (benefit) for income taxes  . . . . . . . . .      9,122         (1,548)              4,716
                                                          --------      ---------        ------------
Income (loss) before cumulative effect of change
 in accounting principle  . . . . . . . . . . . . . . .   $ 19,132      $  (5,420)       $      4,538
Cumulative effect of change in accounting
 for postretirement benefits other than pensions  . . .         --             --             (10,428)
                                                          --------      ---------        ------------
Net income (loss) . . . . . . . . . . . . . . . . . . .   $ 19,132      $  (5,420)       $     (5,890)
                                                          ========      =========        ============
Per share data:
Income (loss) before change in accounting principle . .   $   0.34      $   (0.10)       $       0.08
Change in accounting principle  . . . . . . . . . . . .         --             --               (0.19)
                                                          --------      ---------        ------------
Net income (loss) (primary and fully diluted) . . . . .   $   0.34      $   (0.10)       $      (0.11)
                                                          ========      =========        ============


The accompanying notes are an integral part of the consolidated financial statements.

STERLING CHEMICALS, INC.
CONSOLIDATED BALANCE SHEET
(In Thousands Except Per Share Data)


                                                                                September 30,
                                                                        -----------------------------
                                                                           1994              1993
                                                                        -----------      ------------
ASSETS
Current assets:
  Cash and cash equivalents   . . . . . . . . . . . . . . . . . . .     $     2,013      $      1,352
  Accounts receivable   . . . . . . . . . . . . . . . . . . . . . .         127,705            74,553
  Inventories   . . . . . . . . . . . . . . . . . . . . . . . . . .          69,758            60,328
  Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . . .           2,700             4,632
  Deferred income tax benefit   . . . . . . . . . . . . . . . . . .           9,332             3,856
                                                                        -----------      ------------
  Total current assets  . . . . . . . . . . . . . . . . . . . . . .         211,508           144,721

Property, plant and equipment, net  . . . . . . . . . . . . . . . .         291,126           314,315
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .          72,456            80,669
                                                                        -----------      ------------
  Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . .     $   575,090      $    539,705
                                                                        ===========      ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . .     $    76,857      $     42,241
  Accrued liabilities   . . . . . . . . . . . . . . . . . . . . . .          80,071            43,513
  Current portion of long-term debt . . . . . . . . . . . . . . . .          33,771            28,015
                                                                        -----------      ------------
  Total current liabilities   . . . . . . . . . . . . . . . . . . .         190,699           113,769
Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . .         186,786           256,845
Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . .          38,837            36,098
Deferred credits and other liabilities  . . . . . . . . . . . . . .          69,034            62,657
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value, 150,000 shares authorized,
    60,327 and 60,325 shares issued, 55,660 and 55,435 shares
    outstanding at September 30, 1994 and 1993,
    respectively  . . . . . . . . . . . . . . . . . . . . . . . . .             603               603
  Additional paid-in capital  . . . . . . . . . . . . . . . . . . .          33,232            34,708
  Retained earnings   . . . . . . . . . . . . . . . . . . . . . . .         125,003           105,871
  Pension adjustment  . . . . . . . . . . . . . . . . . . . . . . .            (950)           (1,297)
  Accumulated translation adjustment  . . . . . . . . . . . . . . .         (17,322)          (16,184)
  Deferred compensation   . . . . . . . . . . . . . . . . . . . . .             (68)             (164)
                                                                        -----------      ------------
                                                                            140,498           123,537
  Treasury stock, at cost, 4,667 and 4,891 shares at
    September 30, 1994 and 1993, respectively . . . . . . . . . . .         (50,764)          (53,201)
                                                                        -----------      ------------
  Total stockholders' equity  . . . . . . . . . . . . . . . . . . .          89,734            70,336
                                                                        -----------      ------------
  Total liabilities and stockholders' equity  . . . . . . . . . . .     $   575,090      $    539,705
                                                                        ===========      ============

The accompanying notes are an integral part of the consolidated financial statements.

STERLING CHEMICALS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands Except Per Share Data)



                                     Common Stock      Additional
                                  ------------------    Paid-In     Retained    Pension   Translation   Deferred    Treasury
                                  Shares     Amount     Capital     Earnings   Adjustment  Adjustment  Compensation   Stock
                                  -------   --------    ---------  ---------   ----------  ----------  ------------  --------
Balance, September 30, 1991 . . .  60,150   $    602    $ 33,933   $ 133,985   $   (545)   $     --    $   (647)     $(55,136)
Net loss  . . . . . . . . . . . .      --         --          --      (5,890)        --          --          --            --
Translation adjustment  . . . . .      --         --          --          --         --      (6,610)         --            --
Dividends paid:
  common stock $.245 per share  .      --         --          --     (13,492)        --          --          --            --
Tax benefit from exercise
  of warrants   . . . . . . . . .      --         --       1,638          --         --          --          --            --
Treasury stock transactions . . .      --         --         (93)         --         --          --         444          (351)
Amortization of
  deferred compensation   . . . .      --         --          --          --         --          --         (31)           --
Pension adjustment  . . . . . . .      --         --          --          --       (464)         --          --            --
                                   ------   --------    --------   ---------   --------    --------    --------      --------
Balance, September 30, 1992 . . .  60,150   $    602    $ 35,478   $ 114,603   $ (1,009)   $ (6,610)   $   (234)     $(55,487)

Net loss  . . . . . . . . . . . .      --         --          --      (5,420)        --          --          --            --
Translation adjustment  . . . . .      --         --          --          --         --      (9,574)         --            --
Dividends paid:
  common stock $.06 per share   .      --         --          --      (3,312)        --          --          --            --
Common stock issued . . . . . . .     175          1         700          --         --          --          --            --
Treasury stock transactions . . .      --         --      (1,470)         --         --          --        (135)        2,286
Amortization of
  deferred compensation   . . . .      --         --          --          --         --          --         205            --
Pension adjustment  . . . . . . .      --         --          --          --       (288)         --          --            --
                                   ------   --------    --------   ---------   --------    --------    --------      --------
Balance, September 30, 1993 . . .  60,325   $    603    $ 34,708   $ 105,871   $ (1,297)   $(16,184)   $   (164)     $(53,201)

Net income  . . . . . . . . . . .      --         --          --      19,132         --          --          --            --
Translation adjustment  . . . . .      --         --          --          --         --      (1,138)         --            --
Common stock issued . . . . . . .       2         --           6          --         --          --          --            --
Treasury stock transactions . . .      --         --      (1,482)         --         --          --          --         2,437
Amortization of
  deferred compensation   . . . .      --         --          --          --         --          --          96            --
Pension adjustment  . . . . . . .      --         --          --          --        347          --          --            --
                                   ------   --------    --------   ---------   --------    --------    --------      --------
Balance, September 30, 1994 . . .  60,327   $    603    $ 33,232   $ 125,003   $   (950)   $(17,322)   $    (68)     $(50,764)
                                   ======   ========    ========   =========   ========    ========    ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

STERLING CHEMICALS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In Thousands Except Per Share Data)


                                                                    Year Ended September 30,
                                                          -------------------------------------------
                                                            1994             1993             1992
                                                          ---------      ------------      ----------
Cash flows from operating activities:
  Cash received from customers  . . . . . . . . . . .     $ 709,026      $    558,088      $  452,224
  Miscellaneous cash receipts   . . . . . . . . . . .        10,618            10,945           8,932
  Cash paid to suppliers and employees  . . . . . . .      (614,856)         (497,920)       (453,734)
  Interest paid   . . . . . . . . . . . . . . . . . .       (20,443)          (21,622)         (6,273)
  Interest received   . . . . . . . . . . . . . . . .            60                86              99
  Income taxes paid   . . . . . . . . . . . . . . . .        (9,156)           (1,463)         (5,000)
                                                          ---------      ------------      ----------
Net cash provided by (used in) operating activities .        75,249            48,114          (3,752)
Cash flows from investing activities:
  Capital expenditures  . . . . . . . . . . . . . . .       (12,343)          (12,175)        (15,953)
  Investment in joint venture   . . . . . . . . . . .            --                --          (3,971)
  Investment in other assets  . . . . . . . . . . . .            --                --            (500)
  Proceeds from sale of assets  . . . . . . . . . . .         2,606                --              --
                                                          ---------      ------------      ----------
Net cash used in investing activities . . . . . . . .        (9,737)          (12,175)        (20,424)
Cash flows from financing activities:
  Net changes in revolving bank debt  . . . . . . . .       (20,752)           (7,403)         19,567
  Payments on other long-term debt  . . . . . . . . .       (44,765)          (26,246)         (6,115)
  Proceeds from borrowings  . . . . . . . . . . . . .            --                --          31,843
  Payment of debt placement fees  . . . . . . . . . .            --              (299)         (7,421)
  Dividends paid  . . . . . . . . . . . . . . . . . .            --            (3,312)        (13,492)
  Other   . . . . . . . . . . . . . . . . . . . . . .           643               203            (630)
                                                          ---------      ------------      ----------
Net cash provided by (used in) financing activities .       (64,874)          (37,057)         23,752
Effect of US/Canadian exchange rate on cash . . . . .            23              (155)             35
                                                          ---------      ------------      ----------
Net increase (decrease) in cash and cash equivalents            661            (1,273)           (389)
Cash and cash equivalents -- beginning of year  . . .         1,352             2,625           3,014
                                                          ---------      ------------      ----------
Cash and cash equivalents -- end of year  . . . . . .     $   2,013      $      1,352      $    2,625
                                                          =========      ============      ==========

Reconciliation of Net Income (Loss) to
Cash Provided by (Used In) Operating Activities
Net income (loss) . . . . . . . . . . . . . . . . . .     $  19,132      $     (5,420)     $   (5,890)
Adjustments to reconcile net income (loss) to
  cash provided by (used in) operating activities:
  Depreciation and amortization   . . . . . . . . . .        40,953            38,679          23,895
  Loss (gain) on disposal of assets . . . . . . . . .        (2,134)              804             144
  Deferred tax expense (benefit)  . . . . . . . . . .        (4,817)            1,239            (890)
  Cumulative effect of change in accounting principle            --                --          10,428
  Tax benefit from exercise of warrants . . . . . . .            --                --           1,638
  Accrued compensation including SARs . . . . . . . .        21,941               205             (35)
  Treasury stock issued to ESOT   . . . . . . . . . .           954               690              --
Change in assets/liabilities net of effects from
 acquisition:
   Accounts receivable  . . . . . . . . . . . . . . .       (52,304)          (17,705)        (16,499)
  Inventories   . . . . . . . . . . . . . . . . . . .        (9,493)           17,708         (17,425)
  Prepaid expenses  . . . . . . . . . . . . . . . . .         2,649             2,430          (4,210)
  Other assets  . . . . . . . . . . . . . . . . . . .        (1,437)           (4,411)          2,287
  Accounts payable  . . . . . . . . . . . . . . . . .        34,083             8,123          (4,052)
  Accrued liabilities   . . . . . . . . . . . . . . .        17,604             6,332           1,932
  Interest payable  . . . . . . . . . . . . . . . . .        (1,739)           (1,311)          1,474
  Taxes payable   . . . . . . . . . . . . . . . . . .        13,257             1,207          (3,422)
  Other liabilities   . . . . . . . . . . . . . . . .        (3,400)             (456)          6,873
                                                          ---------      ------------      ----------
Cash provided by (used in) operating activities . . .     $  75,249      $     48,114      $   (3,752)
                                                          =========      ============      ==========

Supplemental schedule of non-cash investing and financing activities: In fiscal 1992, the Company incurred debt obligations of $208,306, net of $6,212 cash received, to finance the acquisition of the pulp chemicals business.


The accompanying notes are an integral part of the consolidated financial statements.

STERLING CHEMICALS, INC.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(In Thousands Except Per Share Data)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Sterling Chemicals, Inc. (the "Company") operates petrochemical facilities in Texas City, Texas and pulp chemicals facilities throughout Canada. The significant accounting policies of the Company are described below.

Principles of Consolidation

The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's investment in a cogeneration joint venture is accounted for under the equity method. The Company's equity in earnings from the joint venture is recorded as a reduction of cost of goods sold.

Cash Equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market; cost is determined on the first-in, first-out ("FIFO") basis except for stores and supplies, which are valued at average cost.

The Company enters into agreements with other chemical manufacturers to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by the Company are included in inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Major renewals and improvements which extend the useful lives of the equipment are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight- line method over estimated useful lives ranging from 5 to 25 years with the predominant life of the plant and equipment being 15 years. The Company capitalizes interest costs which are incurred as part of the cost of constructing major facilities and equipment. The amount of interest capitalized for the fiscal years 1994, 1993 and 1992 was $145, $291 and $931, respectively.

Patents and Royalties

The cost of patents is amortized on a straight-line basis over their useful lives which approximates ten years. The Company has capitalized the value of the chlorine dioxide generator technology based on the net present value of all estimated remaining royalty payments associated with the technology. The resulting intangible amount is amortized over an average life for these royalty payments of ten years.

Debt Issue Costs

Debt issue costs relating to long-term debt are amortized over the scheduled maturity of the debt and are shown as a reduction of the related liability.

Income taxes

Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year-end (the liability method).

Revenue Recognition

The Company generates revenues through sales in the open market, raw material conversion agreements and long-term contracts. In certain cases, these arrangements include shared profits with its customers. The Company recognizes revenue from long-term contracts, sales in the open market and raw material conversion agreements as the products are shipped. Revenues from shared profit arrangements are estimated and accrued monthly. Revenues associated with the construction and sale of chlorine dioxide generators are recognized using the percentage of completion method. Deferred credits are amortized over the life of the contract which gave rise to them. The Company also receives prepaid royalties which are recognized over a period which is typically ten years.

Foreign Exchange

Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars at year-end exchange rates and revenues and expenses are translated at the average monthly exchange rates. Translation adjustments are reported as a separate component of stockholders' equity while transaction gains and losses are included in operations. The Company enters into forward foreign exchange contracts to minimize the short-term impact of Canadian dollar fluctuations on specific Canadian dollar denominated commitments of its Canadian subsidiaries. Gains or losses on these contracts are deferred and are included in operations in the same period in which the hedged transactions are settled.

Income (Loss) Per Share

Income (loss) per share for fiscal years 1994, 1993 and 1992 has been computed using a weighted average shares outstanding of 55,606, 55,252 and 55,063, respectively.

Environmental Costs

Environmental costs are expensed unless the expenditures extend the economic useful life of the assets. Costs that extend the economic life of the assets are capitalized and depreciated over the remaining life of such assets.

Reclassification

Certain amounts reported in the financial statements for the prior periods have been reclassified to conform with the current financial statement presentation with no effect on net income (loss) or stockholders' equity.

2. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

                                                              September 30,
                                                      ------------------------------
                                                         1994              1993
                                                      ------------     -------------
Inventories:
  Finished products   . . . . . . . . . . . . .       $     42,431     $      27,024
  Work in process   . . . . . . . . . . . . . .              6,758             2,794
  Raw materials   . . . . . . . . . . . . . . .             21,761            16,598
                                                      ------------     -------------
    Inventories at FIFO cost  . . . . . . . . .             70,950            46,416
  Inventories under
    exchange agreements   . . . . . . . . . . .            (12,350)            2,684
  Stores and supplies   . . . . . . . . . . . .             11,158            11,228
                                                      ------------     -------------
                                                      $     69,758     $      60,328
                                                      ============     =============
Property, plant and equipment:
  Land  . . . . . . . . . . . . . . . . . . . .       $     11,771     $       8,911
  Buildings   . . . . . . . . . . . . . . . . .             24,944            24,297
  Plant and equipment   . . . . . . . . . . . .            406,860           393,976
  Construction in progress  . . . . . . . . . .             14,132            20,209
  Less accumulated depreciation   . . . . . . .           (166,581)         (133,078)
                                                      ------------     -------------
                                                      $    291,126     $     314,315
                                                      ============     =============
Other assets:
  Patents and technology, net   . . . . . . . .       $     46,918     $      52,945
  Intangible pension asset  . . . . . . . . . .              4,139             4,545
  Deferred catalyst   . . . . . . . . . . . . .              4,126             6,893
  Other   . . . . . . . . . . . . . . . . . . .             17,273            16,286
                                                      ------------     -------------
                                                       $    72,456     $      80,669
                                                      ============     =============
Accrued liabilities:
  Repairs   . . . . . . . . . . . . . . . . . .       $     13,468     $       7,763
  Income taxes  . . . . . . . . . . . . . . . .             13,257             5,100
  Interest  . . . . . . . . . . . . . . . . . .                576               734
  Estimated contract adjustments  . . . . . . .              9,684             5,115
  Property taxes  . . . . . . . . . . . . . . .              5,796             6,147
  Accrued compensation  . . . . . . . . . . . .             21,719             3,747
  Other   . . . . . . . . . . . . . . . . . . .             15,571            14,907
                                                      ------------     -------------
                                                      $     80,071     $      43,513
                                                      ============     =============
Deferred credits and other liabilities:
  Deferred revenue  . . . . . . . . . . . . . .       $     27,513     $      29,593
  Accrued postretirement benefits   . . . . . .             22,746            20,792
  Additional minimum
    pension liability   . . . . . . . . . . . .              5,601             6,505
  Accrued compensation  . . . . . . . . . . . .              9,030                --
  Other   . . . . . . . . . . . . . . . . . . .              4,144             5,767
                                                      ------------     -------------
                                                      $     69,034     $      62,657
                                                      ============     =============

3. LONG-TERM DEBT:

Long-term debt consisted of the following:

                                                               September 30,
                                                      ------------------------------
                                                          1994              1993
                                                      ------------     -------------
Revolving credit facilities . . . . . . . . . .       $     32,940     $      53,692
Term loan . . . . . . . . . . . . . . . . . . .             20,000            39,563
Subsidiary term loan  . . . . . . . . . . . . .            113,050           130,900
Subordinated note . . . . . . . . . . . . . . .             44,268            44,268
Project loan  . . . . . . . . . . . . . . . . .             16,134            23,486
                                                      ------------     -------------
  Total debt outstanding  . . . . . . . . . . .       $    226,392     $     291,909
Less:
  Current maturities  . . . . . . . . . . . . .            (33,771)          (28,015)
  Unamortized debt issue costs  . . . . . . . .             (5,835)           (7,049)
                                                      ------------     -------------
  Total long-term debt  . . . . . . . . . . . .       $    186,786     $     256,845
                                                      ============     =============


The Company has a credit agreement with a syndicate of banks ("Credit Agreement"). The Credit Agreement provides for a revolving credit facility ("Company Revolver") of up to $80,000, the availability of which is reduced by loans ($20,000 at September 30, 1994) and letters of credit ($2,307 at September 30, 1994), provides for a project loan of $16,134 related to the acetic acid unit ("Project Loan") and a term loan ("Term Loan") of $20,000. The margin on borrowings under the Company Revolver and Term Loan is dependent on the outstanding indebtedness under the Company Revolver and Term Loan and cash flow. The Credit Agreement also allows for up to $20,000 of additional borrowings from other lenders ($7,940 in loans at September 30, 1994). The average effective interest rate on the additional borrowings at September 30, 1994 and 1993 (including all associated interest rate swaps) was 10.9% and 4.3%, respectively.

The Term Loan matures in January 1998 and requires scheduled quarterly payments. The Term Loan bears interest, at the option of the Company, at LIBOR plus a margin of from 3/4% to 2 1/8%, the prime rate plus from zero to 1 1/8%, or the CD rate plus 1% to 2 3/8%. The effective interest rate on the Term Loan at September 30, 1994 and 1993 was 6.8% and 5.1%, respectively.

The Company Revolver matures in August 1996 and bears interest, at the option of the Company, at LIBOR plus a margin of from 3/4% to 2 1/8%, the prime rate plus zero to 1 1/8%, or the CD rate plus 1% to 2 3/8%. The average effective interest rate on the Company Revolver at September 30, 1994 and 1993 (including all associated interest rate swaps) was 11.0% and 5.7%, respectively. The Company is required to pay a commitment fee of 1/2% of the unused Company Revolver commitment.

STERLING CHEMICALS, INC.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(In Thousands Except Per Share Data)

The Company entered into interest rate swap agreements to reduce the impact of changes in interest rates on revolving bank debt. Beginning in February 1992, the Company has outstanding three-year interest rate swap agreements with commercial banks having a total equivalent principal amount of $40,000. The agreements effectively fix the Company's interest rate on $40,000 of revolving bank debt to 4.6% in year one (beginning February 1992), 6.3% in year two and 7.9% in year three, plus any applicable margin under the Company Revolver. The Company is exposed to interest rate risk in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by such parties.

The Term Loan and the Company Revolver are collateralized by substantially all of the inventories and accounts receivable of the Company, other than those of its pulp chemical operations, Sterling Canada, Inc. ("Sterling Canada") and Sterling Pulp Chemicals, Ltd., ("Sterling Pulp"), and all of the capital stock of Sterling Canada.

The Project Loan is payable in 120 monthly installments commencing September 1, 1986. Interest accrues at LIBOR plus a 3/4% margin. In connection with the Project Loan, the Company entered into an interest rate swap agreement, effective September 30, 1986, which effectively fixes the Company's interest rate on its Project Loan to 9.03% per annum. The agreement has a equivalent principal amount equal to the outstanding principal amount of the Project Loan and matures at the time the Project Loan matures. In addition, the Project Loan continues to be collateralized by the Company's rights related to the acetic acid unit and a related note from BPC. The Company is exposed to interest rate risk in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate nonperformance by such party.

The Credit Agreement restricts the Company's ability to incur additional indebtedness and make dividend payments above specified amounts and contains a number of financial and other covenants which management believes are customary in lending transactions of this type.

The Company also has a separate stand-alone credit agreement for Sterling Canada and an unsecured $44,268 subordinated note to the seller ("Subordinated Note"). The Sterling Canada credit agreement includes a $113,050 term loan to Sterling Canada ("Subsidiary Term Loan") and an additional Cdn. $20,000 denominated revolving credit line ("Canadian Revolver") the availability of which is reduced by loans ($5,000 at September 30, 1994) and letters of credit ($688 at September 30, 1994).

The Subsidiary Term Loan matures in August 1999 and requires scheduled quarterly payments and additionally provides for mandatory prepayments of certain percentages of Sterling Canada's and Sterling Pulp's Excess Cash Flow (as defined in the Sterling Canada credit agreement). An Excess Cash Flow payment of $2,331 is due in December 1994. The Subsidiary Term Loan bears interest at the option of Sterling Canada at LIBOR plus 2 1/2%, the CD rate plus 2 3/4% or the higher of the base rate plus 1 1/2% or the Federal Reserve rate plus 2%. The effective interest rate at September 30, 1994 and 1993 was 7.5% and 5.7%, respectively.

The Canadian Revolver allows Sterling Pulp to denominate borrowings in U.S. or Canadian dollars. Sterling Canada can only borrow in U.S. dollars. Depending on the currency in which the borrowing is denominated, borrowings bear interest at the base rate plus 1 1/2%, LIBOR plus 2 1/2%, the CD rate plus 2 3/4% or the prime rate plus 1 1/2%. The Canadian Revolver matures in August 1997. At September 30, 1994 and 1993, the average effective interest rate on the Canadian Revolver was 7.5% and 5.7%, respectively. Sterling Canada is required to pay a commitment fee of 1/2% of the unused commitment.

The Sterling Canada credit agreement restricts the ability of both Sterling Canada and Sterling Pulp to incur additional indebtedness and make dividend payments above specified amounts and contains a number of financial and other covenants which management believes are customary in lending transactions of this type. The Sterling Canada credit agreement is collateralized by a first lien on the assets of Sterling Canada and Sterling Pulp. Obligations owed under the Sterling Canada credit agreement are not guaranteed by the Company.

The Subordinated Note matures in December 1999 and provides for mandatory prepayments of certain percentages of Sterling Canada's Excess Cash Flow (as defined in the Sterling Canada credit agreement). An Excess Cash Flow payment of $278 is due in December 1994.

The Subordinated Note bears interest at the three month LIBOR plus the applicable margin on the Subsidiary Term Loan plus 1% and restricts the Company's ability to pay dividends and repurchase treasury stock. The Subordinated Note is uncollateralized; however, it is guaranteed by the Company. The interest rate of the Subordinated Note at September 30, 1994 and 1993 was 8.3% and 6.7%, respectively.

Debt Maturities

The estimated remaining principal payments on the outstanding debt are as follows:

  Year ending                                 Principal
  September 30,                               Payments
  -------------                             -----------
    1995  . . . . . . . . . . . . . . .     $    33,771
    1996  . . . . . . . . . . . . . . .          62,837
    1997  . . . . . . . . . . . . . . .          34,800
    1998  . . . . . . . . . . . . . . .          26,550
    1999  . . . . . . . . . . . . . . .          24,444
    2000  . . . . . . . . . . . . . . .          43,990
                                            -----------
        Total outstanding debt  . . . .     $   226,392
                                            ===========



4. INCOME TAXES:

A reconciliation of federal statutory income taxes to the Company's effective tax provision (benefit) is as follows:

                                                   Year Ended September 30,
                                            -------------------------------------
                                               1994          1993          1992
                                            -----------    --------      --------
Provision (benefit) for federal
    income tax at the
    statutory rate  . . . . . . . . . .     $     9,772    $ (2,994)     $  3,146
Tax deductible ESOT
    dividends   . . . . . . . . . . . .              --        (132)         (542)
State and foreign
    income taxes  . . . . . . . . . . .              90         877           702
Estimated income tax
    settlement and other  . . . . . . .            (740)        701         1,410
                                            -----------    --------      --------
Effective tax provision
    (benefit)   . . . . . . . . . . . .     $     9,122    $ (1,548)     $  4,716
                                            ===========    ========      ========

The provision (benefit) for income taxes is composed of the following:

                                                   Year Ended September 30,
                                            -------------------------------------
                                               1994          1993          1992
                                            -----------    --------      --------
From operations:
    Current federal   . . . . . . . . .     $    18,618    $ (2,849)     $  3,064
    Deferred federal  . . . . . . . . .          (7,809)        148         1,652
    Deferred foreign  . . . . . . . . .          (1,687)      1,153            --
                                            -----------    --------      --------
Total tax provision
    (benefit)   . . . . . . . . . . . .     $     9,122    $ (1,548)     $  4,716
                                            ===========    ========      ========


The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), effective October 1, 1993. Under SFAS 109, deferred income taxes are provided for temporary differences in recognition of income and expenses for tax and financial reporting purposes. The adoption of this statement did not have an effect on the Company's results of operations. Upon adoption of SFAS 109, the Company's current deferred tax asset and deferred tax liability each increased by approximately $1,600.

The components of the deferred income taxes for 1993 and 1992 (a disclosure no longer required upon adoption of SFAS 109) are summarized below:

                                                                Year Ended
                                                               September 30,
                                                      ------------------------------
                                                          1994             1993
                                                      ------------     -------------
Depreciation and amortization . . . . . . . . .       $      1,709     $       3,167
Alternate minimum tax . . . . . . . . . . . . .               (959)              309
Accrued expenses
  for book purposes   . . . . . . . . . . . . .                484            (1,107)
Pension expense . . . . . . . . . . . . . . . .               (729)             (117)
Postretirement expense  . . . . . . . . . . . .               (667)             (680)
Effect of tax rate change . . . . . . . . . . .                500                --
Other . . . . . . . . . . . . . . . . . . . . .                963                80
                                                      ------------     -------------
Total deferred tax expense  . . . . . . . . . .       $      1,301     $       1,652
                                                      ============     =============

The components of the Company's deferred income tax assets and liabilities are summarized below:

                                                                1994                        1993
                                                      ------------------------    ------------------------
                                                        Assets     Liabilities      Assets     Liabilities
                                                      ---------    -----------    ----------   -----------
Property, plant and equipment . . . . . . . . .       $      --    $    60,756    $        -    $ 55,512
Accrued liabilities . . . . . . . . . . . . . .          13,099             --         5,968          --
Accrued pension cost  . . . . . . . . . . . . .              --          1,165           628          --
Accrued postretirement cost . . . . . . . . . .           7,405             --         6,811          --
Tax loss and credit carryforward  . . . . . . .          11,389             --        10,430          --
Other . . . . . . . . . . . . . . . . . . . . .             523             --            --         567
                                                      ---------    -----------    ----------    --------
   Total deferred taxes   . . . . . . . . . . .          32,416         61,921        23,837      56,079
Less current deferred taxes . . . . . . . . . .           9,332             --         3,856          --
                                                      ---------    -----------    ----------    --------
Noncurrent deferred taxes . . . . . . . . . . .       $  23,084    $   61,921     $   19,981    $  6,079
                                                      =========    ==========     ==========    ========

The Company has approximately $29,000 in tax loss carryforwards which will expire from 1998 through 2001.

STERLING CHEMICALS, INC.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(In Thousands Except Per Share Data)


5. EMPLOYEE BENEFITS:

The Company has established the following benefit plans:

Retirement Benefit Plans

The Company has non-contributory pension plans in the United States and employer and employee contributory plans in Canada which cover all salaried and wage employees. The benefits under these plans are based primarily on years of service and employees' pay near retirement. For those Company employees who were employed by the Company as of September 30, 1986 and were previously employed by Monsanto, the Company recognizes their Monsanto pension years of service for purposes of determining benefits under the Company's plans. For those Company employees who were employed by Tenneco Inc., the Company recognizes their Tenneco Inc. pension years for purposes of determining benefits under the Company's plans. The Company's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of common stocks and government and corporate securities.

The Company has recorded its additional minimum liability in accordance with Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pensions." In recognizing the additional pension liability at September 30, 1994 and 1993, the Company recorded a liability of $5,601 and $6,505, an intangible asset of $4,139 and $4,545, which is included with other assets, and a reduction of stockholders' equity of $950 and $1,297, net of deferred tax of $512 and $666, respectively.

The components of pension cost for the years ended September 30, 1994, 1993 and 1992 were as follows:

                                            1994              1993         1992
                                          ---------         --------      -------
Service cost (for benefits
  earned during the period)   . . .       $   3,386         $  3,195      $ 2,530
Interest cost on projected
  benefit obligation  . . . . . . .           3,891            3,499        2,535
Actual return on plan assets
  and contributions   . . . . . . .             617           (2,940)      (1,739)
Deferral of asset gain (loss) . . .          (3,997)              59         (151)
Net amortization of
  unrecognized amounts  . . . . . .             848              863          808
                                          ---------         --------      -------
                                          $   4,745         $  4,676      $ 3,983
                                          =========         ========      =======


Assumptions used in determining the projected benefit obligation and pension cost for the periods were as follows:


                                                          Fiscal Year
                                               ----------------------------------
                                               1994             1993        1992
                                               ----             ----        -----
Discount rates  . . . . . . . . . .            8.0%             7.5%        8.25%
Rates of increase in salary
  compensation levels   . . . . . .            5.5%             5.5%        5.5%
Expected long-term rate of return
   on assets  . . . . . . . . . . .            9.0%             9.0%        9.0%

The funded status of the Company's pension plans for which assets exceed accumulated benefits and plans for which accumulated benefits exceed assets as of the actuarial valuation dates of August 31, 1994 and 1993 is as follows:

                                                     1994                         1993
                                          ---------------------------   -------------------------
                                            Assets        Accumulated     Assets      Accumulated
                                            Exceed         Benefits       Exceed        Benefits
                                          Accumulated       Exceed      Accumulated      Exceed
                                           Benefits         Assets       Benefits        Assets
                                          -----------     -----------   -----------   -----------
Actuarial present value of benefits
 based on service to date and
 present pay levels:
Vested benefit obligation . . . . .       $  19,392         $ 17,776      $15,991      $  16,718
Non-vested benefit obligation . . .           2,040            1,309        2,015          1,859
                                          ---------         --------      -------      ---------
Accumulated benefit obligation. . .          21,432           19,085       18,006         18,577
Plan assets at fair value . . . . .          26,835           16,795       25,000         12,549
                                          ---------         --------      -------      ---------
Plan assets in excess of (less than)
  accumulated benefit obligation  .           5,403           (2,290)       6,994         (6,028)
Additional amounts related to
  projected salary increases  . . .          14,806              812       14,294            986
                                          ---------         --------      -------      ---------
Plan assets less than total projected
  benefit obligation  . . . . . . .          (9,403)          (3,102)      (7,300)        (7,014)
Unrecognized net loss resulting from
  plan experience and
  changes in actuarial assumptions            4,935            1,871        2,863          2,766
Unrecognized prior service cost . .             (49)           3,949           10          4,328
Unrecognized transition obligation            3,067              182        3,420            208
                                          ---------         --------      -------      ---------
Prepaid (accrued) pension cost before
  additional minimum liability  . .          (1,450)           2,900       (1,007)           288
Additional minimum liability  . . .              --           (5,601)          --         (6,505)
                                          ---------         --------      -------      ---------
Total accrued pension cost  . . . .       $  (1,450)        $ (2,701)     $(1,007)     $  (6,217)
                                          =========         ========      =======      =========

Postretirement Benefits Other than Pensions

The Company provides certain health care benefits and life insurance benefits for retired employees. Substantially all of the Company's employees become eligible for these benefits at normal retirement age. Prior to fiscal 1992, the Company recognized the costs of providing these benefits as they were paid. Retiree health care expenses and life insurance premiums prior to fiscal 1992 were not material. During the fourth quarter of fiscal 1992 the Company adopted, effective October 1, 1991, Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106") which requires the accrual of such costs during the period in which the employee renders the necessary service. The Company elected to fully recognize the obligation upon adoption. The cumulative effect of adopting the provisions of SFAS 106 was $10,428, net of a deferred tax benefit of $5,372.

Health care benefits are provided to employees who retire from the Company with ten or more years of service except for Canadian employees subject to collective bargaining agreements. All of the Company's employees are eligible for postretirement life insurance. Postretirement health care benefits for U.S. employees are a contributory, comprehensive plan while all other plans are non-contributory. Benefit provisions for most hourly and some salaried employees are subject to collective bargaining. In general, the plan stipulates that retiree health care benefits are paid as covered expenses are incurred. For U.S. employees, postretirement medical plan deductibles are assumed to increase at the rate of the long-term consumer price index. Approximately one hundred fifty six retirees and dependents are covered under these plans. The components of postretirement benefits cost other than pensions for the years ended September 30, 1994 and 1993 were as follows:

                                             1994             1993
                                          ----------        ---------
Service cost
  (for benefits earned
  during the period)  . . . . . . .       $   1,064         $    932
Interest cost on projected
  benefit obligation  . . . . . . .           1,688            1,531
Amortization of plan amendments . .              29               12
                                          ---------         --------
                                          $   2,781         $  2,475
                                          =========         ========

Actuarial assumptions used to determine fiscal year 1994 and 1993 costs and benefit obligations for postretirement benefits plans other than pensions include an average discount rate of 7.5% and an average rate of future increases in benefit compensation of 5.5%. The assumed rate of future increases in per capita cost of health care benefits ("health care cost trend rate") was 8.5% for fiscal year 1994, exclusive of demographic changes, decreasing gradually to 6% by the year 2026.

These trend rates reflect current cost performance and management's expectation that future rates will decline. Increasing the health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $1,338 and would increase annual aggregate service and interest costs by $168.

The following sets forth the plan's funded status reconciled with amounts reported in the Company's consolidated balance sheet at September 30, 1994 and 1993.

Accumulated postretirement benefit obligation ("APBO"):


                                            1994              1993
                                          ---------         ---------
Retirees  . . . . . . . . . . . . .       $   5,956         $  4,756
Fully eligible active plan
  participants  . . . . . . . . . .           7,234            6,568
Other active plan participants  . .          11,752           10,168
                                          ---------         --------
  Total APBO  . . . . . . . . . . .          24,942           21,492
Plan assets at fair value . . . . .              --               --
Unrecognized loss . . . . . . . . .          (1,915)            (386)
Unrecognized prior service cost . .            (281)            (314)
                                          ---------         --------
  Accrued postretirement
  benefit liability   . . . . . . .       $  22,746         $ 20,792
                                          =========         ========


Postemployment Benefits

During the first quarter of fiscal 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement. The Company will implement the provisions of SFAS 112 in fiscal 1995 and management estimates the effect of initial adoption on the Company's financial position and results of operations will not be material.

Employee Stock Ownership Trust

The Employee Stock Ownership Trust ("ESOT") was formed to invest primarily in the Company's common stock and includes only participants contributing to the Company's Savings and Investment Plan ("SIP"). The Company's contribution to the ESOT is 60% of the participant's SIP contributions to the extent that such participant's contributions do not exceed 7.5% of the employee's eligible earnings. The contributions are subject to a 20% per year vesting schedule commencing after one year of service. The Company's contributions to the ESOT for the years ended September 30, 1994, 1993 and 1992 were $1,688, $1,649 and $1,598, respectively.

STERLING CHEMICALS, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(In Thousands Except Per Share Data)

Profit Sharing Plans

The Company provides profit sharing plans, as amended, for the benefit of salaried and hourly employees meeting certain eligibility requirements. These plans were amended and restated in fiscal 1993. The Company distributes quarterly, to eligible employees, a specified percentage of its earnings before interest, taxes, depreciation and amortization above a specified level. The amount of each eligible employee's quarterly cash distribution is related to a specified percentage of such employee's base salary or wages, with the percentage determined by the employee's position in the Company. Profit sharing expense for fiscal year 1994 was $3,815. There was no profit sharing expense during fiscal years 1993 or 1992.

Omnibus Stock and Incentive Plan

The Company has an Omnibus Stock and Incentive Plan, under which the Company may grant to key employees incentive and nonincentive stock options, stock appreciation rights, restricted stock, performance units and performance shares. The total number of shares of the Company's common stock reserved under the plan is 3,000. The terms and amounts of the awards are determined by the Compensation Committee of the Board of Directors. Upon a change of control of the Company, all awards granted under the plan become fully vested and all performance based awards will be paid at the higher of performance goals or actual performance to date.

In fiscal year 1993, the Company granted stock appreciation rights ("SARs") to certain key employees and directors. Total expense is determined based on the number of SARs granted (3,632), the vesting period (five years beginning September 1992) and the appreciation of the Company's stock price above $4 per share, which was the fair market value of the Company's common stock on the date of grant of the SARs. In October 1994, the Company amended the SAR program by modifying the vesting periods and limiting the amount of appreciation for each SAR during each vesting period, thereby limiting the Company's future expenses. The Company recorded expense of $21,800 in fiscal 1994 and paid out $8,297 in October 1994 pursuant to the SARs, as amended.

There was no expense associated with the SARs for fiscal year 1993 as the market price of the Company's stock at September 30, 1993 was less than the price at the date of grant. The expense for the SARs is included in selling, general and administrative expenses in the Company's income statement.

6. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                  Year Ended September 30,
                                          ----------------------------------------
                                            1994              1993          1992
                                          ---------         --------      --------
United States . . . . . . . . . . .       $  10,232         $ 10,422      $ 8,873
Canada  . . . . . . . . . . . . . .          14,075           15,073        1,424
SARs  . . . . . . . . . . . . . . .          21,843               --           --
                                          ---------         --------      -------
                                          $  46,150         $ 25,495      $10,297
                                          =========         ========      =======

7. COMMITMENTS AND CONTINGENCIES

Product Contracts

The Company has certain long-term agreements which provide for the dedication of 100% of the Company's production of acetic acid, plasticizers, TBA and sodium cyanide, each to one customer. The Company also has various sales and conversion agreements which dedicate significant portions of the Company's production of styrene monomer and acrylonitrile to various customers.

Lease Commitments

The Company has entered into various long-term noncancellable operating leases. Future minimum lease commitments at September 30, 1994 are as follows: fiscal 1995 - $2,730; fiscal 1996 - $2,236; fiscal 1997 - $2,230; fiscal 1998 -
$2,150; fiscal 1999 - $1,660; and $7,251 thereafter. Rent expense for fiscal years 1994, 1993 and 1992 was not material.

Environmental Regulations

The Company's operations are subject to extensive federal, state, provincial and local environmental regulations. The Company may incur significant expenditures in order to comply with environmental regulations.

Legal Proceedings

The Company is subject to claims and legal actions that arise in the ordinary course of its business. The Company believes that the ultimate liability, if any, with respect to these claims and legal actions will not have a material effect on the financial position or results of operations of the Company.

In October 1993, the Company and the Internal Revenue Service ("IRS") agreed upon a basis for settlement of the adjustments proposed as a result of the IRS's examination of the Company's federal income tax returns for fiscal years 1987 through 1990. This settlement resulted in a slight reduction of tax expense during fiscal 1994.

In May 1994, an ammonia release occurred at the Company's Texas City facility while a reactor in the acrylonitrile unit was being restarted after a shutdown for routine maintenance. The Company estimates that approximately three thousand pounds of ammonia were emitted into the atmosphere.

As of November 15, 1994, approximately nine thousand individuals have filed claims directly with the Company alleging personal injury and/or property damage as a result of exposure to the ammonia. The Company and its insurance carrier are in the process of evaluating these claims. Approximately two thousand of these claims have been settled and three thousand have been denied by the Company. As of November 15, 1994, four lawsuits involving approximately nine hundred sixty plaintiffs have been filed against the Company seeking unspecified damages for personal injuries and property damage as a result of the release. The Company anticipates that additional claims and litigation against the Company asserting similar claims will ensue. The Company believes that its general liability insurance coverage is sufficient to cover all costs and expenses and has accrued and reflected in expense its deductible under this coverage. Accordingly, the Company believes that final resolution of this matter will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

The Company's primary competitor in the supply of patented technology for generators which convert sodium chlorate into chlorine dioxide is Akzo Nobel (formerly Eka Nobel) and its affiliates. The Company is engaged with Akzo Nobel in numerous patent disputes throughout the world in which the Company and Akzo Nobel are challenging certain patents of the other and attempting to restrict the other's operating range. If either party is successful in these disputes, the other party may have to make adjustments and modifications in its commercial operations or obtain a license from the prevailing party. The Company's management believes that any potential costs for such adjustments or modifications would be immaterial. The Company believes it is entitled to certain indemnities from Tenneco Canada with respect to the acquired technology.

On April 27, 1994, approximately one thousand plaintiffs sued the Company and eighteen other corporate defendants in the Texas City area. The plaintiffs seek an unspecified amount of damages for claimed personal injury and property damages arising from alleged chemical releases. Discovery is proceeding and the Company is vigorously defending this lawsuit.

On May 9, 1991, a lawsuit was filed against the Company and several other petrochemical companies operating in the Texas City area. The plaintiffs in the lawsuit assert personal injury and property damage claims arising from alleged chemical releases. The plaintiffs seek an unspecified amount of damages. Although the court dismissed a number of the plaintiffs for failure to comply with discovery, over three hundred plaintiffs remain. The Company is vigorously defending the lawsuit.

8 SEGMENT AND GEOGRAPHIC INFORMATION:

Sales to individual customers constituting 10% or more of total revenues (in any of the last three fiscal years) and sales by geographic region were as follows:

                                                           Year Ended September 30,
                                               -----------------------------------------------
                                                  1994              1993               1992
                                               ------------      ----------        -----------
Major Customers
Customer A  . . . . . . . . . . . . . . .      $   103,637       $   54,497        $    55,821
Customer B  . . . . . . . . . . . . . . .      $    69,920       $   60,186        $    86,213

Export Sales
Export revenues . . . . . . . . . . . . .      $   324,930       $  158,804        $   183,241
Percentage of
  total revenues  . . . . . . . . . . . .              46%              31%                43%
Export revenues
  (as a percent of total
  exports) by
  geographical area:
Asia  . . . . . . . . . . . . . . . . . .              80%              61%                62%
Europe  . . . . . . . . . . . . . . . . .              16%              39%                37%
Other . . . . . . . . . . . . . . . . . .               4%               --                 1%

                                                                    Year Ended September 30,
                                                                 ------------------------------
                                                                     1994               1993
                                                                 -----------       ------------
Geographic Segment Information
Revenues
  United States   . . . . . . . . . . . . . . . . . . . . .      $  578,295        $   399,486
  Canada  . . . . . . . . . . . . . . . . . . . . . . . . .         122,545            119,335
                                                                 ----------        -----------
    Total   . . . . . . . . . . . . . . . . . . . . . . . .      $  700,840        $   518,821
                                                                 ----------        -----------

Income before taxes and cumulative effect
  of change in accounting principle
  United States   . . . . . . . . . . . . . . . . . . . . .      $   27,106        $   (12,877)
  Canada  . . . . . . . . . . . . . . . . . . . . . . . . .           1,148              5,909
                                                                 ----------        -----------
    Total   . . . . . . . . . . . . . . . . . . . . . . . .      $   28,254        $    (6,968)
                                                                 ==========        ===========

Assets
  United States   . . . . . . . . . . . . . . . . . . . . .      $  374,910        $   328,746
  Canada  . . . . . . . . . . . . . . . . . . . . . . . . .         200,180            210,959
                                                                 ----------        -----------
    Total   . . . . . . . . . . . . . . . . . . . . . . . .      $  575,090        $   539,705
                                                                 ==========        ===========

STERLING CHEMICALS, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(In Thousands Except Per Share Data)


Concentration of Credit Risk

The Company sells its products primarily to companies involved in the petrochemical and pulp manufacturing industries. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. The Company's credit losses have been minimal.

The Company maintains cash deposits with major banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of the institutions and believes that any possible loss is minimal.

9. FINANCIAL INSTRUMENTS:

The Company enters into forward foreign exchange contracts to hedge Canadian dollar transactions on a continuing basis for periods consistent with its committed exposures. The Company's forward foreign exchange contracts are intended to reduce the Company's risk due to Canadian exchange rate movements because gains and losses on these contracts are intended to offset losses and gains on the assets, liabilities and transactions being hedged. The Company does not engage in speculation. As of September 30, 1994, the Company had approximately $19,639 of forward foreign exchange contracts outstanding to buy Canadian dollars. There were no forward foreign exchange contracts outstanding at September 30, 1993. The forward foreign exchange contracts generally have varying maturities with none exceeding 12 months. The Company makes net settlements of U.S. dollars for Canadian dollars at rates agreed to at inception of the contracts.


The fair value approximated the carrying value of financial instruments included in current assets, current liabilities and long- term debt, including any related swaps, at September 30, 1994. Unrealized gains related to forward foreign exchange contracts were not material.

10. RELATED PARTY TRANSACTIONS:

The Company, through a wholly-owned subsidiary, is a partner in a joint venture which constructed and operates a cogeneration plant at the Texas City facility. During fiscal years 1994 and 1993, the Company purchased $16,546 and $16,646 of steam and electricity from the joint venture, respectively, and recorded earnings of $2,788 and $2,598, respectively. The Company's investment in the joint venture is not material.

REPORT OF INDEPENDENT
ACCOUNTANTS

To the Board of Directors and Stockholders of Sterling Chemicals, Inc.

We have audited the consolidated balance sheet of Sterling Chemicals, Inc. as of September 30, 1994 and 1993 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sterling Chemicals, Inc. as of September 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

As more fully discussed in Note 4 to the consolidated financial statements, effective October 1, 1993 the Company changed its method of accounting for income taxes.


/s/ Coopers & Lybrand, L.L.P.
COOPERS & LYBRAND L.L.P.
November 11, 1994
Houston, Texas

REPORT OF MANAGEMENT

Management is responsible for the preparation and content of the financial statements included in this annual report and the information contained in other sections of this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances to reflect, in all material respects, the substance of events and transactions that should be included. The financial statements reflect Management's judgments and estimates as to the effects of events and transactions that are accounted for or disclosed.

Management maintains accounting systems which are supported by internal accounting controls that provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with Management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls should not exceed the benefits. Internal audits are conducted to test compliance with internal controls. Results of audit efforts and actions are communicated to appropriate Management and to the Audit Committee of the Board of Directors.

Coopers & Lybrand L.L.P. performs a separate independent audit of the Company's financial statements for the purpose of determining that the statements are presented fairly and in accordance with generally accepted accounting principles. Coopers & Lybrand L.L.P. is appointed by the Board of Directors and meets regularly with the Audit Committee of the Board.

The Audit Committee of the Board of Directors is composed solely of outside directors. The Committee meets periodically with the Company's senior officers, the Company's Manager of Internal Audit and independent accountants to review the adequacy and reliability of the Company's accounting, financial reporting and internal controls.


/s/ J. Virgil Waggoner
J. Virgil Waggoner
President and Chief Executive Officer


/s/ Jim P. Wise
Jim P. Wise
Vice President and Chief Financial Officer


November 11, 1994

STERLING CHEMICALS, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
(In Thousands Except Per Share Data)


Quarterly Financial Data (unaudited)

                                                       First       Second         Third         Fourth
                                                      Quarter      Quarter       Quarter        Quarter
                                                     ---------    ---------    -----------    ----------
Revenues  . . . . . . . . . . . . .     1994         $ 130,560    $ 154,754    $   204,668    $  210,858
                                        1993         $ 137,789    $ 113,045    $   132,259    $  135,728

Gross profit  . . . . . . . . . . .     1994         $   2,971    $  14,806    $    27,861    $   48,286
                                        1993         $  13,125    $   8,619    $    11,864    $    7,311

Net income (loss) . . . . . . . . .     1994         $  (3,489)   $   1,829    $     5,544    $   15,248
                                        1993         $      79    $  (2,586)   $      (447)   $   (2,466)
Per Share Data:

Net income (loss) . . . . . . . . .     1994         $    (.06)   $     .03    $       .10    $      .27
                                        1993         $      --    $    (.05)   $      (.01)   $     (.04)

Cash dividends per common share . .     1994         $      --    $      --    $        --    $       --
                                        1993         $     .02    $     .02    $       .02    $       --

Price range of common stock (NYSE)      1994  High   $   4 1/2    $   6 3/4    $        10    $   13 3/4
                                               Low   $   3 3/8    $       4    $     5 1/2    $        9
                                        1993  High   $   4 1/4    $       5    $     4 1/2    $        4
                                               Low   $   3 1/2    $   3 3/4    $     3 3/8    $    3 1/8

The common stock of the Company is traded on the New York Stock Exchange ("NYSE") under the ticker symbol "STX." There were approximately 15,000 shareholders of record and other beneficial owners as of September 30, 1994. For more information concerning the Company's ability and intention to pay future dividends see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STERLING CHEMICALS, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
(In Thousands Except Per Share Data)


Selected Financial Data

                                                                    Year Ended September 30,
                         -----------------------------------------------------------------------------------------------------------
Operating Data:             1994          1993          1992        1991          1990           1989           1988          1987
                         ----------    ----------    ---------    ---------    -----------    ----------     -----------    --------
Revenues  . . . . . .    $  700,840    $  518,821    $ 430,529    $ 542,664    $   506,046    $  580,797     $   698,964    $413,192
Gross profit  . . . .        93,924        40,919       27,882       70,257        106,403       172,608         334,990     118,956
EBITDA  . . . . . . .        89,471        52,477       40,967       78,522        115,241       178,562         337,336     125,450
Net income (loss) . .        19,132        (5,420)      (5,890)      36,797         59,083       103,898         213,079      47,381
Per share data: *
  Income (loss)   . .          0.34         (0.10)       (0.11)        0.67           1.07          1.77            3.55        .79
  Cash dividends  . .          0.00          0.06        0.245         0.65           1.00           .75            3.17         --

Balance Sheet Data:
Working capital . . .    $   20,809    $   30,952    $  56,787    $  28,623    $    33,359    $   35,566     $    39,448   $ 28,585
Total assets  . . . .       575,090       539,705      600,094      361,030        352,024       329,040         294,242    283,375
Long-term debt  . . .       186,786       256,845      291,844       71,162         63,739        66,499          86,279    116,047
Stockholders'
  equity  . . . . . .        89,734        70,336       87,343      112,192        108,240       110,372          90,562     52,360

* Per share data have been computed using the weighted average number of common shares outstanding during each period.

CORPORATE
INFORMATION

Form 10-K

Copies of the Company's 1994 Form
10-K are available without charge
upon written request to:
Jim P. Wise
Vice President - Finance and
    Chief Financial Officer
Sterling Chemicals, Inc.
1200 Smith Street, Suite 1900
Houston, Texas 77002-4312

Annual Meeting

Date:    January 25, 1995
Time:    9:00 a.m.
Place:   Texas Commerce Center
         Auditorium
         601 Travis
         Houston, Texas 77002

Legal Counsel
Bracewell & Patterson, L.L.P.
2900 South Tower Pennzoil Place
Houston, Texas 77002
713/223-2900

Independent Accountants
Coopers & Lybrand L.L.P.
1100 Louisiana, Suite 4100
Houston, Texas 77002
713/757-5200

Stock Listing
New York Stock Exchange
Ticker Symbol STX

Stock Transfer Agent and Registrar
Society National Bank
c/o KeyCorp Shareholder
    Services, Inc.
700 Louisiana, Suite 2620
Houston, Texas 77002-2729

Corporate Headquarters
Sterling Chemicals, Inc.
1200 Smith Street, Suite 1900
Houston, Texas 77002-4312
713/650-3700

(Sterling Chemicals Logo)

Sterling Chemicals, Inc.
1200 Smith Street, Suite 1900
Houston, Texas 77002-4312
713/650-3700

Board of Directors

Photo No. 1, Page 41 [Photo Description -- Board of Director Seated, from left:
J. Virgil Waggoner, Gordon A. Cain, Gilbert M. A. Portal. Standing, from left,
F. Maxwell Evans, Secretary to the Board; Raymond R. Knowland; James J.
Kerley; Frank J. Pizzitola; William A. McMinn.]

Photo No. 2, Page 41 [Photo Description -- Officers Seated, from left: Robert
W. Roten, J. Virgil Waggoner, Jim P. Wise. Standing, Stewart H. Yonts; Robert
N. Bannon; F. Maxwell Evans, Richard K. Crump.]


DIRECTORS AND OFFICERS

Board of Directors
Gordon A. Cain(2)
Chairman of the Board of the Company

J. Virgil Waggoner
President and Chief Executive Officer
of the Company

James J. Kerley(1)
Retired Vice Chairman,
Emerson Electric Co.

Raymond R. Knowland(1)(2)
Industrial Consultant

William A. McMinn(2)
Chairman, Arcadian Corporation

Frank J. Pizzitola(1)(2)
Limited Partner, Lazard Freres & Co.

Gilbert M. A. Portal(1)(2)
Secretary General, European
Petroleum Industry Association

(1)Audit Committee
(2)Compensation Committee

Executive Officers

J. Virgil Waggoner
President and Chief Executive Officer

Robert W. Roten
Executive Vice President and
Chief Operating Officer

Jim P. Wise
Vice President - Finance and
Chief Financial Officer

Richard K. Crump
Vice President - Commercial

Robert N. Bannon
Vice President - Operations

F. Maxwell Evans
Corporate Secretary and General Counsel

Stewart H. Yonts
Treasurer