Form 10-K, Exhibit 13
period 1995-09-30
STERLING CHEMICALS INC
filed 1995-12-18
CIK 795662

                              Sterling Chemicals

                              1995 Annual Report

Cover:
Top: The skyline of the Texas City facility is changing with new construction in Sterling's aggressive capital program.

Center: Sterling's Thunder Bay sodium
chlorate plant is one of four in Canada.

Bottom: A major investment in sound
environmental management has been
made at the Texas City facility.





                             CORPORATE PROFILE

                             Sterling Chemicals, Inc. is a major producer of seven petrochemical products at its facility in Texas City, Texas, with styrene monomer, acrylonitrile and acetic acid the most significant products. An additional product will be added in 1996 with the start-up of a world-scale methanol plant. Sterling Pulp Chemicals, Ltd., a wholly-owned subsidiary, produces sodium chlorate at four locations in Canada. Sterling Pulp Chemicals is also the world's leading supplier of large-scale chlorine dioxide generators for the pulp and paper industry. The Company is currently constructing a sodium chlorate plant in Georgia as a part of the largest capital program in its history.

                                 Headquarters are in Houston, Texas. Sterling's
                             stock is listed on the New York Stock Exchange and trades under the symbol STX.

FINANCIAL
AND OPERATING
HIGHLIGHTS
(Dollars in Thousands Except Per Share Data)


--------------------------------------------------------------------------------------------
                                        1995(1)     1994      1993        1992(2)     1991
--------------------------------------------------------------------------------------------
Revenues                              $1,030,198  $700,840  $518,821     $430,529   $542,664
--------------------------------------------------------------------------------------------
Gross Profit                          $  271,618  $ 93,924  $ 40,919     $ 27,882   $ 70,257
--------------------------------------------------------------------------------------------
Net Income (Loss)                     $  150,049  $ 19,132  $ (5,420)    $ (5,890)  $ 36,797
--------------------------------------------------------------------------------------------
Net Income (Loss) Per Share           $     2.70  $    .34  $   (.10)    $   (.11)  $    .67
--------------------------------------------------------------------------------------------
Earnings before Interest, Taxes,
Depreciation and Amortization         $  284,247  $ 89,471  $ 52,477     $ 40,967   $ 78,522
--------------------------------------------------------------------------------------------
Capital Expenditures                  $   53,962  $ 12,343  $ 12,175     $ 15,953   $ 34,374
--------------------------------------------------------------------------------------------
Long-Term Debt, Net
of Current Maturities                 $  103,581  $192,621  $263,894     $300,220   $ 72,630
--------------------------------------------------------------------------------------------
Sales Volumes: (in million pounds)
  Styrene                                  1,433     1,460     1,191        1,213      1,495
--------------------------------------------------------------------------------------------
  Acrylonitrile                              739       668       528          573        663
--------------------------------------------------------------------------------------------
  Sodium Chlorate                            672       588       498           --         --
--------------------------------------------------------------------------------------------
Generator Royalties                   $   19,058  $ 16,566  $ 14,659           --         --
--------------------------------------------------------------------------------------------
Generator Contracts Received                   9        10        10           --         --
--------------------------------------------------------------------------------------------

/(1)/ Net income for fiscal 1995 included an extraordinary charge of $3,104 related to early extinguishment of debt.

/(2)/ For fiscal 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which reduced the Company's net income $10,428 for the fiscal year. Also, the pulp chemical business was acquired August 21, 1992.



                             [CHARTS APPEAR HERE]

TO OUR SHAREHOLDERS:

Sterling Chemicals had an outstanding 1995 fiscal year. We are pleased to report that we not only experienced our best financial year since becoming a public company in 1988, but also enjoyed success in all areas of our operations. The petrochemical business had very good results through the first three quarters, led by the performance of both styrene monomer and acrylonitrile, our two largest volume products. However, the performance of these products decreased significantly in the fourth quarter because of weakening market conditions and a shutdown that occurred in each unit. The pulp chemical business also had a very good year, with the best revenues and earnings since being acquired in 1992. Highlights of our consolidated financial performance included the highest per share earnings since becoming a public company, the achievement of more than $1 billion in revenues for the first time in our history and a significant reduction of debt.

   These results allowed us to strengthen our financial position and begin upgrading existing facilities and building new facilities to enhance shareholder value. In addition, we received recognition for our safety programs, environmental management and quality processes.

                                 PETROCHEMICALS

Higher sales prices and margins for our major petrochemical products during most of fiscal 1995 led the way to our strong financial performance. Strong worldwide demand and market growth from global economic expansion positively affected the performance of styrene and acrylonitrile.

   Global economic growth should continue to increase long-term demand for styrene and its derivative products. As one of the largest producers of styrene in the world and a major supplier to the merchant market, Sterling is positioned to take advantage of this growth in demand.

   During a major scheduled shutdown in our styrene unit late in the fiscal year, we installed an improved catalyst and added state-of-the-art distributive control systems, resulting in lower operating costs. These improvements have created a strong foundation from which to take advantage of future growth.

   The fundamental demand for acrylonitrile also remained strong during most of fiscal 1995. We experienced a major improvement in acrylonitrile margins during fiscal 1995 as export sales prices climbed to extremely attractive levels through the third quarter. Strong demand for derivatives, particularly acrylic fiber, resulted in improved market conditions over fiscal 1994.

                                 PULP CHEMICALS

The North American demand for chlorine dioxide, derived from sodium chlorate, has continued to increase each year because of increased chlorine dioxide utilization in pulp bleaching and growing demand for paper products that are elemental chlorine-free. These favorable conditions led to record production and sales volumes and higher prices and margins.


[PHOTO OF GORDON A. CAIN]

Above left
Gordon A. Cain
Chairman of the Board


[PHOTO OF J. VIRGIL WAGGONER]

Above right
J. Virgil Waggoner
President and Chief Executive Officer

   Royalty revenues from installed generator technology also increased as a result of higher customer operating rates and additional installed capacity. Generator sales increased during the fourth quarter, an indication that the pulp and paper industry believes that environmental regulations in North America will support chlorine dioxide as the preferred bleaching agent into the next century.

                            BUILDING FOR THE FUTURE

Our excellent results have allowed us to initiate an approximately $200 million capital program which will continue through 1997. This program, the largest in our history, is designed to enhance long-term value for our shareholders through both construction of new units and modernization and expansion of existing facilities.

   Three related projects at our Texas City facility demonstrate Sterling's long-standing ability to take advantage of underutilized assets and to build or buy at significantly below replacement cost. These projects are expansion of the acetic acid unit by approximately 30% to nearly 800 million pounds per year, construction of a 150 million gallon per year, world-scale methanol plant and construction of a partial oxidation unit by Praxair, Inc. About half of the methanol will be used by Sterling as a raw material for acetic acid production. The new Praxair unit makes our existing synthesis gas reformer available for methanol production, which allows Sterling to reduce the capital investment required for the methanol plant to less than half the cost of a grass roots facility.

   The capital program also includes our first sodium chlorate plant in the United States. Under construction in Valdosta, Georgia, the 110,000-ton plant will increase the Company's total capacity by more than 30% and should increase our North American market share to about 26%.

   Since being formed in 1986, we have taken advantage of opportunities to both enhance assets at Texas City and acquire the pulp chemical business at substantially below replacement cost. This strategy helped our financial performance through the last down cycle of our business and increased our profitability during fiscal 1995. Our current capital program should benefit our long-term financial performance.

                             FINANCIAL PERFORMANCE

Revenues increased by 47% to $1.03 billion in fiscal 1995; cash flow from operations was $192 million. Net income increased to $150 million from $19 million in fiscal 1994, and earnings per share were $2.70 compared to $.34 in fiscal 1994. In both the second and third quarters of fiscal 1995, earnings exceeded $1.00 per share, our best quarterly results since becoming a public company.

   Our capital structure was strengthened by reducing debt $105 million during the year to $121 million at the end of fiscal 1995. All of the Company's debt at year end related to the 1992 acquisition of the pulp chemical business. We also entered into a new $275 million credit facility that significantly reduces our interest costs and provides us with financial resources for the future. In September 1995, we entered into a separate $60 million credit facility to finance the construction of the Georgia sodium chlorate plant.


                         [CHART APPEARS ON THIS PAGE]

   Our $200 million capital program included expenditures of $54 million in 1995. The majority of the capital program will be invested in 1996. The program is currently being funded from operating cash flow, except for the Georgia sodium chlorate plant which we elected to finance under favorable terms. To promote growth while diversifying risk, significant investments will also be made by other companies in projects at the Texas City facility, reflecting our successful use of joint venture and third-party participation since Sterling was formed.

                             ENVIRONMENTAL PROGRESS

Sterling has been committed to a sound environmental management program since its inception, with a corporate goal of zero environmental impact on our employees and our neighbors. Our achievements brought special recognition in 1995 for Sterling's successful environmental practices.

   Sterling was a 1995 winner of the EPA's Environmental Excellence Award for underground injection control in recognition of Sterling's success in the safe operation and maintenance of its underground injection facilities in Texas City.

   In addition, Sterling has been notified that it will be recognized as a 33/50 Environmental Champion by the EPA for surpassing the emission reduction goals of the 33/50 program at Texas City faster than the EPA's timetable. We were one of only 21 recipients nationwide selected for outstanding achievement in the 33/50 program, a voluntary program initiated by the EPA in 1991 to reduce air emissions.

                                     SAFETY

Emphasis on safe practices has produced outstanding results. We recently exceeded 2.6 million manhours worked without a days-away injury at Texas City, a Sterling plant record. This achievement places Sterling's rate for days-away injuries among the top industry performers in the nation.

   Sterling Pulp Chemicals has demonstrated major improvement in its safety program. Since 1992, recordable injuries have been reduced by 50%, and days-away injuries have been reduced by 70%.

   In addition, the Texas City facility has been recommended for the STAR designation by the U.S. Occupational Safety and Health Administration (OSHA). The STAR is the highest designation conferred by OSHA, and Sterling was the first company in Texas City to be recommended for the award.

                                STERLING PEOPLE

Our workforce continues to demonstrate commitment and dedication in keeping Sterling a low-cost manufacturer. Our employees and directors have a major stake in the success of the Company since they own about 30% of the stock. Through employee-directed programs, we have increased productivity, enhanced customer service and improved product quality. Employee participation is a key factor in our efforts to redefine and streamline our entire organization and to further improve customer service. Our employees are essential to the

                         [CHART APPEARS ON THIS PAGE]


success of our outstanding quality process, and they have demonstrated their ability to make significant changes through Business Process Improvement to benefit our productivity and our competitiveness. We thank them for their continuing efforts and commitment.

   We are pleased to recognize the important roles of two members of management in the successful operation of our business. F. Maxwell Evans has been named Vice President, General Counsel and Secretary and Robert O. McAlister has been named Vice President of Human Resources and Administration for Sterling.

                                    OUTLOOK

During fiscal 1995, cash flow was used to repay debt and to initiate our extensive capital investment program. We remain committed to the long-term growth and profitability of your Company, and to support that goal, we will continue building value through our capital program.

   We are in a commodities business that is not only cyclical, but also volatile, as evidenced by the events that occurred toward the end of fiscal 1995. During the third quarter, we believe that demand for styrene and acrylonitrile began to weaken as a result of a general slowdown in the worldwide economic growth rate, prompting customers to begin utilizing their available inventories and decreasing purchases. The weakening market conditions for styrene and acrylonitrile were accelerated during the fourth quarter by China's enforcement of economic and tax policies and monetary constraints which reduced its imports. China accounts for a significant portion of global demand for styrene, styrene derivatives, acrylonitrile and acrylic fiber. As a result, a major decrease in styrene prices and margins, particularly in the export market, and a decline in export acrylonitrile prices and margins occurred in the fourth quarter.

   While the industry cannot predict when China's chemical imports will return to previous levels, the Company believes that demand in the Far East is beginning to improve. We believe this region has tremendous economic potential and anticipate that its fundamental demand for styrene, acrylonitrile and their derivatives will continue to grow. The Far East should remain a significant, influential market for the foreseeable future.

   We are optimistic about the future, including the prospects for 1996. We will continue to review the various options for use of cash flow, including capital investment, acquisitions, debt repayment, stock repurchases and dividends, to further enhance shareholder value. We are positioning the Company for the future and will continue to take advantage of ways to add value to your investment in Sterling.


[SIGNATURE OF GORDON A. CAIN]           [SIGNATURE OF J. VIRGIL WAGGONER]
Gordon A. Cain                          J. Virgil Waggoner
Chairman of the Board                   President and Chief Executive Officer

November 15, 1995

OPERATING REVIEW

                            ABOUT STERLING CHEMICALS

Sterling Chemicals was established in 1986 to acquire a major petrochemical facility in Texas City, Texas. Since that time, Sterling has grown by internally-generated expansions and the 1992 acquisition of the pulp chemical business. Today, Sterling is involved in the largest capital investment program in its history.

                            PETROCHEMICAL FACILITIES

Sterling's petrochemical facility is located on about 290 acres in Texas City, Texas on a site easily accessible to raw materials and worldwide distribution facilities. Seven petrochemical products are manufactured at the Texas City site.

   Sterling Chemicals is engaged in a process of upgrading, modernizing and adding to both its petrochemical and pulp chemical businesses through an extensive three-year capital program to add value through construction of new plants and units and upgrading of existing facilities. This program should result in additional process and quality improvements, lower operating costs and increased worker productivity, as well as increased production capacity and two new operating units.

   An integrated three-part program in progress at fiscal year end includes an expansion of the acetic acid unit, construction of a methanol plant and the addition of a partial oxidation unit by Praxair, Inc. The acetic acid expansion and the methanol unit are being constructed in conjunction with BP Chemicals Inc. Praxair will construct, own and operate the partial oxidation unit to supply Sterling with several raw materials.

   The acetic acid expansion will increase capacity of the unit by more than 30% to nearly 800 million pounds per year. The expansion is scheduled to come on stream early in fiscal 1996. BP Chemicals will continue to market all of the production.


                         [PHOTO APPEARS ON THIS PAGE]

The methanol refining column weighs more than one million pounds.
A special tower jacking system was installed to lift the column into place.

   In conjunction with the acetic acid expansion, Sterling is constructing a unit for the production of methanol at the Texas City facility. The methanol plant will be a world-scale, 150 million gallon per year facility, with completion expected in June 1996. Capital investment and production quantity will be shared by Sterling and BP Chemicals. About 50% of the methanol production will be used as a raw material in the Company's acetic acid unit, replacing methanol currently being purchased, while the remainder will be available for BP's worldwide acetic acid business and for sale in the merchant market.

   The Praxair partial oxidation unit will make Sterling's existing synthesis gas reformer available for use in the methanol plant. Refurbishing that reformer, rather than building a new one, will enable Sterling to construct the methanol plant at significantly less than the normal capital cost of a new plant. The unit will use highly efficient state-of-the-art ICI catalyst technology. The lower capital investment, coupled with modern operating technology, should result in a methanol plant with significant competitive advantages.

   The methanol plant and the acetic acid unit will be operated from the same control facility, providing additional economies and cost efficiencies.

   In addition to freeing the synthesis gas reformer for methanol production, Praxair's new plant will convert natural gas into carbon monoxide and hydrogen for use in the Company's production of acetic acid and plasticizers. This plant is scheduled to begin production in the second fiscal quarter of 1996.

   The acetic acid expansion and the methanol plant reflect Sterling's major strength of expanding or adding new facilities at significantly below replacement cost.


                         [PHOTO APPEARS ON THIS PAGE]

The acetic acid expansion is part of an integrated three-part program at the Texas City facility.

                            PULP CHEMICAL FACILITIES

The pulp chemical business includes four sodium chlorate plants in Canada strategically located in Buckingham, Quebec; Thunder Bay, Ontario; Grande Prairie, Alberta; and Vancouver, British Columbia. The plants are near customer facilities and have attractive, dependable sources of electricity, the largest cost component of sodium chlorate production. Debottlenecking is adding incremental capacity at each of the plants. The Buckingham plant also includes a small sodium chlorite facility. The headquarters for Sterling Pulp Chemicals is in Toronto, Ontario.

   The Company is constructing a 110,000 ton per year sodium chlorate plant in Valdosta, Georgia. The new facility will increase total annual capacity by 30% to nearly 460,000 tons or about 920 million pounds. This is expected to increase the Company's total capacity from approximately 20% to about 26% of the North American market. The site was selected because of its proximity to existing customers, now being supplied from the Company's Canadian plants, and to available, competitively priced electricity. Capital expenditures for the plant are expected to be approximately $50 million. It is scheduled to begin production in December 1996.

                             PETROCHEMICAL PRODUCTS

The Texas City facility produces styrene monomer, acrylonitrile, acetic acid, plasticizers, lactic acid, tertiary butylamine and sodium cyanide.

   Sterling has a significant market share for each of the products it manufactures. The styrene unit is one of the world's largest, with a capacity of more than 1.5 billion pounds annually, accounting for more than one-third of Sterling's total chemical production capacity. The Company's styrene capacity is approximately 11% of total domestic capacity.


                         [PHOTO APPEARS ON THIS PAGE]

Construction has started on a new sodium chlorate plant in Georgia to serve customers in the southeastern United States.

   Sterling is the second largest domestic producer of acrylonitrile, with about 21% of domestic capacity. The Company's total annual production capacity is in excess of 700 million pounds.

   Acetic acid capacity will expand by 30% to nearly 800 million pounds annually. Currently, Sterling has about 13% of domestic capacity for acetic acid.

   Plasticizer capacity is about 280 million pounds annually. An incremental expansion of the phthalic anhydride unit that provides a raw material for plasticizer production will add about 10% to existing phthalic anhydride capacity for open market sales.

   Annual capacity for lactic acid is 19 million pounds, and Sterling is the only domestic producer of synthetic lactic acid. Tertiary butylamine capacity is 21 million pounds annually, and Sterling is the only U.S. producer and one of three worldwide. Annual sodium cyanide capacity is 100 million pounds.

                             PETROCHEMICAL MARKETS

Styrene, acrylonitrile and lactic acid are sold to customers under various multi-year contractual arrangements and spot transactions, while the total capacity of the other petrochemical products manufactured by Sterling is sold by others under long-term arrangements. BP Chemicals markets Sterling's acetic acid production, while BASF markets the plasticizer production and Flexsys, a joint venture of Monsanto Company and Akzo Nobel N.V., purchases and resells the tertiary butylamine. The sodium cyanide unit is owned by E.I. du Pont de Nemours and Company. Sterling provides hydrogen cyanide as a raw material to produce sodium cyanide and operates the unit, while Dupont markets the product.

   Sterling experienced increased demand for its petrochemical products in 1995, primarily because of improved economic conditions worldwide. In the first three quarters of the fiscal year, favorable market conditions for both styrene and acrylonitrile resulted in higher sales prices and margins for most of the year.

   The markets for styrene and acrylonitrile are not only volatile but are also cyclical, driven by changes in the worldwide supply/demand balance. The global demand for styrene has grown each year during the past decade, but capacity tends to be added in very large increments, creating periods of overcapacity that must be absorbed by additional market growth. Demand for acrylonitrile is affected both by favorable economic conditions and by fashion trends, since acrylic fiber is the largest derivative of acrylonitrile. No major capacity additions for styrene are scheduled until 1997, and no significant additions in acrylonitrile capacity are anticipated until 1997 or later.

--------------------------------------------------------------------------------

                         PETROCHEMICAL HIGHLIGHTS/(1)/
                            (Dollars In Thousands)


                                                           Petrochemical
                                                             Business

  FISCAL YEAR ENDED SEPTEMBER 30, 1995
  Sales and Other Revenues...............................    $886,247
  Interest Expense.......................................    $  1,432
  Net Income ............................................    $140,382
  Earnings before Interest, Taxes,
    Depreciation and Amortization........................    $239,538
  Depreciation and Amortization..........................    $ 28,386
  Capital Expenditures...................................    $ 45,759

  AT SEPTEMBER 30, 1995
  Current Assets.........................................    $178,192
  Property, Plant and Equipment (Net)....................    $204,638
  Current Liabilities....................................    $123,541
  Employees/(2)/.........................................         897


/(1)/ Amounts do not include eliminating entries.
/(2)/ Employee counts exclude contract and temporary personnel.

--------------------------------------------------------------------------------

   In the third quarter of fiscal 1995, the chemical markets began experiencing a weakening in demand for both styrene and acrylonitrile because of a general slowdown in the worldwide economic growth rate. As a result, customers began utilizing existing inventories and decreasing purchases. In addition, chemical imports by China were significantly lower in Sterling's fourth quarter because of changes in China's enforcement of economic and tax policies and monetary constraints. Since China accounts for about 10% of the market for styrene and styrene derivatives and a significant portion of the market for acrylonitrile and its derivatives, the import situation negatively affected demand and resulted in significantly lower styrene prices and somewhat lower acrylonitrile prices in the fourth quarter. While the industry is unable to predict when China's chemical imports will return to previous levels, the Company believes that demand in the Far East is beginning to improve. Sterling believes that favorable conditions for growth remain in place for the Far East region. Sterling also had a major scheduled shutdown of its styrene plant for about three weeks in the fourth quarter for catalyst change, required maintenance and process control changes. In addition, the acrylonitrile unit had an unscheduled shutdown of almost two weeks to correct a mechanical problem. These shutdowns also negatively affected fiscal fourth quarter results.

                            PULP CHEMICAL PRODUCTS

Sterling Pulp Chemicals, Ltd. is the second largest supplier of sodium chlorate to the North American pulp and paper industry, with about 20% of the market. The four Canadian facilities have a combined capacity of approximately 350,000 tons. The Georgia facility currently under construction will increase the Company's capacity by more than 30%. The Buckingham facility also produces sodium chlorite in small quantities. The capacity represents about 23% of the North American sodium chlorite market.



Debottlenecking projects at
Sterling Pulp Chemicals' existing plants are expanding capacity to serve the growing market for bleached pulp.


                         [PHOTO APPEARS ON THIS PAGE]

   Sterling Pulp Chemicals also markets chlorine dioxide generator technology under the ERCO trademark and has supplied about two-thirds of the chlorine dioxide generators used worldwide. ERCO developed the first generator technology in 1954. This technology converts sodium chlorate to chlorine dioxide at the pulp mill site. The Company designs and manages construction of the generators and provides technical assistance to customers. Royalties are received from the licensing of technology based on generator operating rates, usually for a ten-year period, providing a relatively steady cash flow.

                             PULP CHEMICAL MARKETS

The market for sodium chlorate has continued to grow, with sales and production records set by Sterling Pulp Chemicals in fiscal 1995. Chlorine dioxide, derived from sodium chlorate, is used to produce bleached pulp, the raw material from which most white paper products are manufactured. The demand for sodium chlorate is strong, fueled by the increasing substitution of chlorine dioxide for elemental chlorine in the bleaching process and by growing demand for paper products that are elemental chlorine-free.

   While two-thirds of the North American sodium chlorate usage is in the United States, primarily in the southeastern U.S., two-thirds of the production is in Canada. The Company has been serving its southeastern U.S. customers from its Canadian facilities. The new facility in Georgia will serve this growing market and increase profitability through improved distribution logistics. Growth in demand by existing customers is expected to fully utilize the capacity of the Georgia plant.

   Sales of generator technology were approximately the same in 1995 as the previous year. However, generator sales increased during the fourth quarter as pulp and paper mills began moving ahead on increased substitution of chlorine dioxide for elemental chlorine in anticipation of regulatory support in North America for the technology.

   In general, regulatory authorities in both the U.S. and Canada increasingly support chlorine dioxide bleaching over other technologies, and Sterling believes that chlorine dioxide will be the pulp and paper industry's bleaching chemical of choice into the 21st century. In addition, substituting chlorine dioxide for elemental chlorine produces stronger, brighter pulp at a lower cost than other bleaching methods.

--------------------------------------------------------------------------------

                         PULP CHEMICAL HIGHLIGHTS/(1)/
                            (Dollars In Thousands)


                                                          Pulp Chemical
                                                            Business

  FISCAL YEAR ENDED SEPTEMBER 30, 1995
  Sales and Other Revenues................................  $143,951
  Interest Expense........................................  $ 13,172
  Net Income..............................................  $  9,667
  Earnings before Interest, Taxes,
    Depreciation and Amortization.........................  $ 44,709
  Depreciation and Amortization...........................  $ 14,647
  Capital Expenditures....................................  $  8,203

  AT SEPTEMBER 30, 1995
  Current Assets..........................................  $ 45,326
  Property, Plant and Equipment (Net).....................  $104,446
  Current Liabilities.....................................  $ 46,557
  Employees/(2)/..........................................       300

/(1)/ Amounts do not include eliminating entries.
/(2)/ Employee counts exclude contract and temporary personnel.

--------------------------------------------------------------------------------

   As part of its leadership in developing new technology for the pulp and paper industry, Sterling Pulp Chemicals and Champion International Corporation have developed technologies that will allow for the manufacture of high quality bleached pulp with minimal bleach plant effluent using chlorine dioxide bleaching. The process is being used in a demonstration project at Champion's pulp and paper mill in Canton, North Carolina. Both Sterling and Champion have granted Wheelabrator Technologies, Inc. exclusive worldwide licensing rights to these proprietary technologies. Sterling Pulp Chemicals also continues its leadership role in the Alliance for Environmental Technology, an organization with a mission to research and promote practical, proven technologies that advance modern papermaking and to achieve sound governmental policies and regulations.

                           ENVIRONMENTAL EXCELLENCE

Since 1987, Sterling has achieved a 45% reduction in air emissions and a 93% reduction in offsite transfers. Overall, the Company's total release inventory figures for the calendar 1994 reporting year have decreased by approximately 70% from 1987 levels. At the same time, Sterling has increased production capacity at Texas City by about 25% over its 1987 levels.

   Sterling also was a 1995 Region 6 winner of the EPA's Environmental Excellence Award for underground injection control. This prestigious award recognizes Sterling's success in the safe operation and maintenance of its underground injection operations at Texas City. Region 6 includes Texas, Arkansas, Louisiana, Oklahoma and New Mexico. Sterling received Certificates of Environmental Excellence as a finalist after previous evaluations in 1993 and 1994.

   The primary component of the Company's injection well stream is ammonium sulfate, a compound that is used as a commercial fertilizer. In June 1995, the EPA delisted ammonium sulfate from the Toxic Release Inventory because of its non-toxic characteristics. With the delisting of ammonium sulfate, Sterling has reduced injection well reporting numbers by 90%.


                         [PHOTO APPEARS ON THIS PAGE]

At the Texas City facility, a new state-of-the-art distributive control system in the styrene unit is part of the modernization of existing facilities.

   Sterling has been notified that it will be recognized as a 33/50 Environmental Champion by the EPA for its performance at Texas City, one of only 21 recipients nationwide that will receive this designation. Companies were selected in the chemical industry for outstanding achievement in the voluntary emissions reduction program initiated by the EPA in 1991. Sterling was a charter member of the program in 1991.

   The 33/50 program targeted 17 high priority chemicals included in the EPA's Toxic Release Inventory. The goal was a 33% reduction in emissions of these chemicals by 1992 compared to 1987 levels and a 50% reduction by 1995. Six of the 17 chemicals are present at Texas City. The Company committed to a goal higher than the one set by the EPA, a 65% reduction by 1995, and achieved that goal two years ahead of schedule. For the calendar 1994 reporting year, Sterling had a 74% reduction in emissions of the targeted chemicals.

   Sound environmental management has been an essential part of Sterling's on-going commitment to its employees and its neighbors. New technology, waste minimization, source reduction and environmental improvements on projects where feasible have all been employed to achieve Sterling's environmental successes. Sterling's capital investment in environmental projects since 1987 has been approximately $55 million, and the new capital program includes environmental components that will result in more progress toward the Company's ultimate goal of zero environmental impact on Sterling's employees and neighbors.

   Sterling is an active participant in Responsible Care(R), a major chemical industry initiative sponsored by the Chemical Manufacturers Association in the United States and by the Canadian Chemical Producers Association in Canada. Sterling upholds the Responsible Care principles and codes of management practice, including community awareness and emergency response programs.

   Sterling also participates in the National Petroleum Refiners Association's "BEST Program," which allows Sterling to benchmark its environmental performance and learn techniques used by others in the industry for continuous improvement.

   Sterling continues its voluntary participation in the Clean Texas 2000 program as a charter member of the Clean Industry Steering Committee.

   Sterling began an environmental community outreach program involving the Texas City intermediate schools to monitor the bay waters around the area. This Texas Watch program, a voluntary program with the Texas Natural Resource Conservation Commission, exemplifies Sterling's commitment to the communities in which it operates.


                         [PHOTOS APPEAR ON THIS PAGE]

Some Sterling employees and contract workers took advantage of the opportunity to sign the methanol column prior to raising it.

The column was bolted into place after being raised.

   In Canada, for the second consecutive year, Sterling Pulp Chemicals was presented the "Safe Handling Award" by Canadian National North America for its Grande Prairie facility. The Safe Handling Awards Program is designed to promote the safe handling and shipping of regulated goods by shippers, and the award is a mark of commitment to excellence in regulated materials handling. Sterling Pulp Chemicals is one of only 12 Canadian companies to receive this award more than once and was one of 37 companies to receive the award in 1995.

                                     SAFETY

Sterling people are especially proud of the safety record set during the year. At Texas City, Sterling people achieved more than 2.6 million manhours without an injury involving days away from work. This is the equivalent of 444 days without a days-away injury. Sterling's previous record was 1.996 million manhours worked without a days-away injury. From 1993 to 1995, a combined 4.5 million manhours were worked with only one days-away injury.

   Sterling's recordable injury rate in Texas City also has shown significant improvement. Prior to 1995, the Texas City facility maintained an excellent record, and the further accomplishments in 1995 are outstanding. The chemical industry is among the safest in the U.S., and the Texas City facility's performance in 1995 is significantly better than the average rates of the U.S. chemical industry and U.S. manufacturing as a whole.

   In recognition of these achievements, Sterling received an award from the National Petroleum Refiners Association for safety achievement and also was recognized by the Texas Chemical Council for its safety program.


                         [PHOTO APPEARS ON THIS PAGE]

The methanol refining column is 17 feet
in diameter and 216 feet tall. The specially designed lift took several hours to complete.

   The Texas City facility has been recommended for the STAR designation by the U.S. Occupational Safety and Health Administration (OSHA) for its safe practices. The STAR designation is the highest given by OSHA, and Sterling was the first company in Texas City to be recommended for the STAR award. In 1994, the Texas City facility earned membership in the Merit Program, a part of OSHA's Voluntary Protection Program, a partnership among labor, management and government working together toward workplace safety and health. The Merit award is the second highest conferred by OSHA. Sterling employees used a teamwork approach to act on recommendations for improvement, resulting in recommendation for the STAR designation.

   At Sterling Pulp Chemicals, major achievements have also been accomplished in safety. Recordable injuries have been reduced by 50% since 1992, and days-away injuries have been reduced by 70%. The improvement was accomplished through commitment and leadership with plant site teams. These teams provided the tools, guidelines, resources and leadership that set the foundation for the common goal of continuous improvement.

                                    QUALITY

Sterling utilizes a Deming-based approach to quality, focusing on continuous improvement of products and services. Through Business Process Improvement, Sterling is changing and streamlining many processes and systems to improve productivity, customer service and competitiveness in the marketplace. Employee teams are involved in redefining and revising work practices, with many becoming self-directed work groups.

   During 1995, Sterling received an "Outstanding Customer Service and Quality Product" designation from Exxon Chemical. Sterling has an ISO 9002 registration for its sodium cyanide manufacturing, and plant quality systems are in place to support registration of additional product lines.


                         [PHOTO APPEARS ON THIS PAGE]

At its Texas City facility, Sterling has compiled outstanding safety and environmental records.

Sterling Chemicals produces seven chemical products in its petrochemical business and two chemicals in its pulp chemical business. These chemicals are used in a variety of processes.

   Styrene monomer is produced with ethylene and benzene as raw materials. Styrene derivatives are used in the production of foam products such as ice chests, residential sheathing, cups, egg cartons, insulation and protective packaging; for other applications such as housings for computers, telephones, videocassettes, small home appliances and automotive parts; and for tableware, luggage, packing, toys, textile products and synthetic rubber products.

   Acrylonitrile is produced using ammonia, air and propylene as raw materials. Acrylonitrile is used in synthetic fibers for apparel, rugs and blankets; in polymer products for casings for ice chests, hard luggage, calculators, telephone handsets and computers; in automotive parts and for synthetic rubber products.

   Acetic Acid is produced using methanol and carbon monoxide as raw materials. Acetic acid's largest use is in the production of vinyl acetate. It is also used in pharmaceuticals, pain relief medicine, latex products for adhesive and surface coatings, certain synthetic fabric finishes and synthetic fibers (polyesters).

   Plasticizers are produced from olefins, carbon monoxide and hydrogen, (oxoalcohols) combined with orthoxylene and air (phthalic anhydride). Plasticizers are used in producing flexible vinyl plastics for consumer products and building materials.

   Tertiary Butylamine (TBA) is manufactured using by-product hydrogen cyanide from the acrylonitrile process and isobutylene as raw materials. TBA is used for silicone caulk, and in tires and hoses and as a chemical intermediate.

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

   Sodium Chlorate is produced from water and salt (sodium chloride) in reaction with electrical current. Sodium chlorate is used at pulp mills to produce chlorine dioxide, which is used to bleach pulp for production of high quality white papers, envelopes, commercial printing papers, coated papers and tissue paper products.

   Sodium Chlorite is produced using sodium chlorate and hydrochloric acid as raw materials. Sodium chlorite is used as an antimicrobial agent for water treatment, as a disinfectant for fresh produce, for treatment of industrial wastewater and for oilfield microbe control.


                         [PHOTO APPEARS ON THIS PAGE]

Many consumer products are manufactured
using products from Sterling as raw materials.

                                                        STERLING CHEMICALS, INC.

                                                        FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    OVERVIEW

Revenues in fiscal 1995 were the highest in Sterling's history and earnings were the best since becoming a public company in fiscal 1989. Revenues were $1.03 billion in fiscal 1995 compared to $701 million the previous year. The Company reported net earnings of $150 million or $2.70 per share in fiscal 1995 compared to $19 million or $.34 per share in fiscal 1994. Higher average sales prices and margins for styrene and acrylonitrile, the Company's largest volume petrochemical products, were the primary reasons for increased revenues and earnings. Improvement in the global commodity chemical markets that began in 1994 and strengthened through most of 1995 also resulted in continued high sales volumes for styrene and acrylonitrile in fiscal 1995. Also, the Company's pulp chemical business recorded the highest revenues and earnings in its three-year history. Net income for fiscal 1995 included an extraordinary charge of $3.1 million or $0.06 per share, related to early extinguishment of debt, while fiscal 1994 did not include any extraordinary items.

   The cash flow from the Company's improved operations was utilized to reduce debt by $105 million and for capital expenditures of $54 million which were part of the Company's three-year capital program of approximately $200 million, its largest ever, initiated in fiscal 1995.

                             RESULTS OF OPERATIONS

Comparison of Fiscal 1995 to Fiscal 1994

Petrochemicals

The financial performance of the Company's petrochemical business was significantly better during fiscal 1995 than in fiscal 1994. Petrochemical revenues increased 53% to $886 million from fiscal 1994 and petrochemical net income increased to $140 million or $2.52 per share from $18 million or $.32 per share during fiscal 1994, primarily as a result of increased average styrene and acrylonitrile sales prices and margins and higher acrylonitrile sales volumes.

   STYRENE: Styrene revenues increased 62% to $467 million in fiscal 1995 compared to fiscal 1994 primarily because of a 64% increase in average sales prices. Styrene's gross profit accounted for approximately 52% of the Company's total gross profit in fiscal 1995 compared to 36% in 1994. The styrene unit operated at approximately 96% of its 1.5 billion pound capacity in fiscal 1995, slightly higher than in fiscal 1994, in spite of two planned shutdowns for maintenance and catalyst replacement during fiscal 1995 compared to none the prior year. The second planned shutdown, which occurred in the fourth quarter, also included modernization of the styrene unit's control instrumentation with state-of-the-art distributive control systems.

   Global economic growth for styrene and its derivatives, particularly in the Far East, was the driving force that resulted in the improved performance for fiscal 1995. Most styrene producers were operating their plants at or near full capacity during the last half of fiscal 1994 and for most of fiscal 1995. A series of significant price increases kept margins increasing into the third quarter of fiscal 1995. During the fourth quarter of the year, however, average styrene prices decreased 45% and average margins decreased approximately 75% from the third quarter. The Company believes that demand began to weaken in the third quarter as a result of a general slowdown in the worldwide economic growth rate, prompting customers to begin utilizing their available inventories and decreasing purchases of additional product. The weakening market conditions were accelerated in the fourth quarter by significantly decreased purchases of styrene and styrene derivatives by China primarily as a result of changes in China's enforcement of economic and tax policies and monetary constraints that negatively affected its imports. While the industry cannot predict when China's chemical imports will return to previous levels, the Company believes that demand in the Far East is beginning to improve. The Company anticipates that styrene demand worldwide will improve in fiscal 1996 relative to the fourth quarter of fiscal 1995, although the Company does not anticipate prices and margins returning to 1995 levels.

   There were no major additions to capacity in the styrene market in fiscal 1995. Several new plants have been announced by competitors and are planned for 1997 and later years. The Company anticipates that only incremental capacity additions will occur until 1997 when the next major styrene capacity additions will become operational.

   During fiscal 1995, approximately 46% of the Company's styrene production, representing approximately 61% of styrene revenues, was sold in the export market. As was the situation in 1995, the export market is typically more volatile than the domestic market. The average prices for styrene's primary raw materials, benzene and ethylene, increased 5% and 40%, respectively, in fiscal 1995 compared to fiscal 1994. However, the Company was able to increase styrene selling prices and thereby margins until the dramatic fall in prices and margins in the fourth quarter of fiscal 1995.

   ACRYLONITRILE: Acrylonitrile revenues for fiscal 1995 totaled $251 million, an increase of 82% from fiscal 1994. The increased revenues primarily resulted from an increase of 70% in average sales prices, peaking at unprecedented levels in the third quarter of fiscal 1995, and a 11% increase in sales volumes.

   Acrylonitrile profitability began increasing in the fourth quarter of fiscal 1994 and continued into the third quarter of fiscal 1995 as sales prices increased ahead of escalating raw material prices. The improvement in market conditions for acrylonitrile was primarily due to improved demand for acrylic fiber and acrylonitrile butadiene styrene ("ABS") resins, the largest derivatives of acrylonitrile. Demand for all synthetic fibers, including acrylic fiber, was greater in fiscal 1995 than in fiscal 1994 because of generally more favorable economic conditions worldwide and poor cotton crops in various parts of the world. In fiscal 1995, acrylonitrile's gross profit was significantly higher than in fiscal 1994 and accounted for approximately 26% of the Company's total gross profit compared to approximately 8% during fiscal 1994.

   Acrylonitrile revenues from export sales constituted 93% and 92% of the Company's total acrylonitrile revenues, which represented approximately 81% and 83% of the Company's acrylonitrile production for 1995 and 1994, respectively. Almost all of the Company's domestic acrylonitrile revenues are from conversion agreements for which revenue recognized is substantially lower than from export sales. Average export acrylonitrile prices and margins were significantly higher in fiscal 1995 than in fiscal 1994 as a result of the strong demand during most of the year.

   As a result of the Company's very high percentage of export acrylonitrile sales, demand for the Company's acrylonitrile is most significantly influenced by export customers, particularly those that supply acrylic fiber to China. In recent years, the acrylic fiber market has been subject to volatility because of the relatively unstable nature of the Chinese market. During most of fiscal 1995, strong demand for acrylic fiber and ABS, particularly in China, increased demand for acrylonitrile. However, the Company believes that acrylonitrile demand began to weaken in the third quarter for the same reasons that caused the significant negative changes in the styrene market. Demand for acrylonitrile from export customers decreased significantly in the fourth quarter of fiscal 1995 as a result of these changes, although export prices and margins did not decrease significantly until the first quarter of fiscal 1996. While the industry cannot predict when China's chemical imports will return to previous levels, the Company believes that demand in the Far East is beginning to improve, although export acrylonitrile prices remain under pressure. The Company anticipates that acrylonitrile demand worldwide will improve in fiscal 1996 relative to the fourth quarter of fiscal 1995, although the Company does not anticipate prices and margins returning to 1995 levels.

   The Company's acrylonitrile unit operated at approximately 96% of capacity during fiscal 1995, slightly higher than the prior year, in spite of a planned shutdown for maintenance in the first quarter and an approximately two-week unscheduled shutdown in the fourth quarter of fiscal 1995 to correct a mechanical problem. During fiscal 1995, most acrylonitrile producers, including the Company, were operating their plants at or near full capacity in response to strong demand.

   The average prices of acrylonitrile's primary raw materials, propylene and ammonia, increased substantially in fiscal 1995 compared to fiscal 1994. Average propylene prices were approximately 70% higher and average ammonia prices increased by approximately 35%. However, the Company was able to substantially improve margins for acrylonitrile during most of the year due to increases in acrylonitrile sales prices, until the situation in the fourth quarter that affected sales prices and margins.

   OTHER PETROCHEMICAL PRODUCTS: While revenues in fiscal 1995 from acetic acid, plasticizers, lactic acid, tertiary butylamine and sodium cyanide were approximately $168 million, an increase of approximately 10% compared to fiscal 1994, earnings from these products remained approximately the same primarily because of corresponding increases in raw material costs. Gross profit from these petrochemical products represented approximately 5% of the Company's total gross profit in fiscal 1995.

Pulp Chemicals

Revenues from the Company's pulp chemical business increased by approximately 17% to $144 million in fiscal 1995. The increase in revenues resulted primarily from a 14% increase in sodium chlorate sales volumes as well as an 11% increase in average selling prices. Sodium chlorate sales volumes and average sales prices increased because of increased substitution of chlorine dioxide, derived from sodium chlorate, for elemental chlorine in the pulp bleaching process, increased demand for elemental chlorine-free paper and improved market conditions in the pulp and paper industry generally. Royalty revenues from installed generator technology increased by 15% to $19 million in fiscal 1995 as a result of higher customer operating rates and additional installed capacity. The Company was awarded nine new generator contracts in fiscal 1995 and seven new Company generators commenced operation in fiscal 1995. Sales of generator technology were approximately the same in 1995 as the previous year. Although generator sales were slower during most of fiscal 1995, sales increased during the fourth quarter as pulp and paper mills began moving ahead on increased substitution of chlorine dioxide for elemental chlorine in anticipation of regulatory support in North America for the technology.

   The increased sodium chlorate sales volumes in fiscal 1995 resulted in increased capacity utilization, which contributed to lower per unit cost and increased margins. The Company's sodium chlorate facilities operated at approximately 97% of capacity in fiscal 1995, compared to 86% during fiscal 1994.

   Gross profit for the pulp chemical business increased by 30% in fiscal 1995 from 1994. The pulp chemical business accounted for 17% of the Company's total gross profit in fiscal 1995, down from 38% in fiscal 1994, as a result of the increase in profitability of the Company's petrochemical business.

Selling, General and Administrative Expenses

The Company's selling, general and administrative expenses ("SG&A") in fiscal 1995 were $29 million compared to $46 million in fiscal 1994. A $25 million decrease in the expense related to the stock appreciation rights ("SARs") program (see Note 5 of "Notes to Consolidated Financial Statements"), resulting from a 50% decrease in the number of SARs outstanding and a decrease in the Company's stock price at the end of fiscal 1995 compared to the end of fiscal 1994, was partially offset by a $4 million increase in employee profit sharing, which was directly related to the Company's improved earnings in fiscal 1995.

Interest and Debt Related Expenses

Interest expense decreased $7.5 million in fiscal 1995 primarily because the Company repaid $105 million of debt during the year. The Company's average interest rates decreased to 7% per annum on September 30, 1995 from 8% per annum on September 30, 1994 primarily due to the refinancing in April 1995.

Accounting Changes

Beginning in fiscal 1995, the Company adopted Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FIN 39"). That standard requires, among other things, that insured liabilities of the Company be recorded separately as a liability and a claim receivable. The Company previously recorded these items on a net basis. The adoption of FIN 39 did not have a material effect on the Company's financial position, results of operations or liquidity.

   The Financial Accounting Standards Board has issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which the Company is required to adopt by fiscal 1997. The Company does not anticipate that the adoption of this Statement will have a material adverse effect on the Company's financial position, results of operations or liquidity.

Comparison of Fiscal 1994 to Fiscal 1993

Revenues for fiscal 1994 totaled $701 million, an increase of $182 million from fiscal 1993. The higher revenues resulted primarily from an increase in styrene sales volumes and average sales prices. Acrylonitrile also generated higher revenues in fiscal 1994 primarily due to increases in sales volumes. The pulp chemical business contributed $123 million to the Company's revenues in fiscal 1994, an increase of $4 million over fiscal 1993.

   Fiscal 1994 net income increased by $25 million or $0.44 per share over fiscal 1993. The increase primarily resulted from the improvement in styrene margins and higher sales volumes for styrene. This improvement was partially offset by a substantial increase in selling, general and administrative expenses discussed below.

Petrochemicals

STYRENE: Styrene revenues increased 99% to $287 million in fiscal 1994 compared to fiscal 1993 because of a 63% increase in average sales prices, a 22% increase in sales volumes and a shift to more direct sales from conversion sales. Approximately one-third of the Company's styrene was previously marketed under one of its conversion agreements that expired late in 1993. In fiscal 1994, this volume was successfully marketed under various sales agreements and spot sales. As a result, the Company had more direct styrene sales than conversion sales during fiscal 1994 than in fiscal 1993. Under a conversion arrangement, the customer furnishes raw materials which the Company processes. In a direct sales arrangement, the Company supplies the raw materials and sells the finished product at a price which includes the value of the raw materials. Because of this difference, the revenue recognized from a direct sale is significantly greater than the revenue recognized from an equivalent conversion sale, although the gross profit might be the same. In the tight market for styrene existing at the time, the sales arrangements were more profitable than the expired conversion arrangement and the shift from that long-term conversion arrangement to more spot sales allowed the Company at that time to take advantage of the greater price volatility in the spot market.

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

   Styrene's improved performance primarily resulted from continuing market growth for styrene and its derivatives based on global economic growth. The U.S. economy and the economies of most Asian countries expanded during fiscal 1994 while Europe's economy began to recover. The strength of the U.S. automotive, housing and packaging markets also contributed to the increased demand for styrene. By the spring of 1994, increased demand for styrene had absorbed much of the excess capacity. In addition, some competitors' styrene plants experienced operating difficulties and scheduled shutdowns during the year which further tightened the market. Most styrene plants were operating near full capacity during the last half of fiscal 1994.

   During fiscal 1994, approximately 55% of the Company's styrene production, representing approximately 62% of styrene revenues, was sold in the export market, which is typically more volatile than the domestic market. While the prices for styrene's raw materials, benzene and ethylene, increased significantly during the second half of the fiscal year, their average prices for the year increased only slightly.

   ACRYLONITRILE: Acrylonitrile revenues for fiscal 1994 totaled $138 million, an increase of 11% from fiscal 1993. A 26% increase in sales volumes was partially offset by a 12% decrease in average sales prices in fiscal 1994 compared to fiscal 1993. Although average sales prices were lower in fiscal 1994 than in 1993, acrylonitrile prices and margins increased significantly during the last half of fiscal 1994. Acrylonitrile's profitability did not significantly improve until the fourth fiscal quarter, however, because of increasing raw material costs.

   Demand for acrylonitrile strengthened during fiscal 1994 for several reasons. Favorable economic conditions worldwide helped increase acrylonitrile demand. In addition, poor cotton crops in parts of the world contributed to increased demand for all synthetic fibers, including acrylic fiber. During 1994, strong demand for acrylic fiber in China and in most other Asian countries increased demand for acrylonitrile. By the end of fiscal 1994, most acrylonitrile producers were operating at or near full capacity. The Company's acrylonitrile unit operated at approximately 96% of capacity during fiscal 1994 compared to approximately two-thirds of capacity in fiscal 1993.

   In fiscal 1994, acrylonitrile's gross profit was significantly lower than in fiscal 1993 and accounted for approximately 8% of the Company's gross profit compared to approximately 36% during fiscal 1993. Average export acrylonitrile prices and margins were lower in fiscal 1994 than fiscal 1993, and the average price of acrylonitrile's primary raw material, propylene, was slightly higher. Acrylonitrile's performance benefited from lower per unit fixed costs because of higher operating rates in fiscal 1994 compared to the prior year. The improved profitability of styrene also contributed to acrylonitrile's lower percentage contribution to the Company's total gross profit. Export sales of acrylonitrile increased in 1994 and constituted the great majority of revenues in fiscal years 1994 and 1993.

   OTHER PETROCHEMICAL PRODUCTS: Acetic acid revenues increased by 20% in fiscal 1994 over fiscal 1993. During each year, the Company's acetic acid unit operated approximately at its capacity of about 600 million pounds. The Company's other products performed well during fiscal 1994, with plasticizers showing significant improvement.

Pulp Chemicals

Revenues from the Company's pulp chemical business increased 3% to $123 million, primarily because of increased sales volumes of sodium chlorate and higher royalty revenues. The sodium chlorate market improved and sales volumes increased because of increased substitution of chlorine dioxide, derived from sodium chlorate, for elemental chlorine in the bleaching process, increased demand for elemental chlorine-free paper and the recovery in the pulp and paper industry. As a result, during the fourth quarter of fiscal 1994, the Company realized its first sodium chlorate price increase since acquiring the business in 1992. During fiscal 1993, the sluggish North American pulp and paper market resulted in lower demand for sodium chlorate. Royalty revenues also increased during fiscal 1994 because of higher generator operating rates and new start-ups. In total, eight new Company generators commenced operation in fiscal 1994, including the first such generator ever in China. The Company also was awarded ten new generator contracts in fiscal 1994.

   Revenues from sodium chlorate increased 5% from fiscal 1993 as higher sales volumes were partially offset by lower average sales prices. The increased sales volumes resulted in increased capacity utilization, which contributed to lower per unit cost and increased margins. A 3% decrease in the average cost of electricity, the predominant cost in the manufacturing of sodium chlorate, also contributed to lower costs. The Company's sodium chlorate facilities operated at approximately 86% of capacity in fiscal 1994, compared to 75% during fiscal 1993.

   Gross profit for the pulp chemical business increased by 6% in fiscal 1994 from 1993. Pulp chemicals accounted for 38% of the Company's total gross profit in fiscal 1994, significantly lower than in fiscal 1993 due to the increase in profitability of the Company's petrochemical business.

Selling, General and Administrative Expenses

The Company's SG&A expenses increased solely because of expenses related to the SARs program. The Company recognized expense of $21.8 million or $0.26 per share related to the SARs in fiscal 1994 because of the increase in the Company's stock price (see Note 5 of "Notes to Consolidated Financial Statements"). Prior to this accrual, SG&A was $1.1 million lower in fiscal 1994 compared to 1993, despite employee profit sharing expense of $1.7 million in fiscal 1994 compared to none in fiscal 1993. There were no expenses associated with the SARs in fiscal 1993.

                        LIQUIDITY AND CAPITAL RESOURCES

Management regularly assesses the liquidity and funding requirements of the Company's operations. Some of the factors important in the Company's liquidity are cash flow from operations (including working capital management), capital spending, adequacy of bank lines of credit and availability of long-term capital on satisfactory terms. Management believes that funds generated from operations and borrowing availability under its existing bank lines will be sufficient to permit the Company to meet its liquidity needs at least through fiscal 1996. Although the Company has no plans to do so currently, if necessary or appropriate, the Company may seek additional funds or refinance existing indebtedness through public offerings, private placements of securities or bank credit facilities.

Working Capital

Working capital at September 30, 1995 was $75 million, an increase of $54 million from September 30, 1994. This change resulted primarily from reductions in accrued liabilities of $24 million, accounts receivable of $16 million and the current portion of long-term debt of $16 million and an increase in cash and cash equivalents of $29 million. The increase in cash and cash equivalents reflects the increased cash from operations that was not used for debt reduction or capital expenditures. Accrued liabilities decreased due to the SAR payments in October 1994 and September 1995, a reduction in accrued repairs due to the styrene and acrylonitrile shutdowns in the fourth quarter of fiscal 1995 and reductions in income taxes payable and estimated contract adjustments. The reduction in accounts receivable reflects the lower sales prices and volumes for styrene and acrylonitrile near the end of fiscal 1995 compared to the end of fiscal 1994. The reduction in the current portion of long-term debt is a result of the refinancing in April 1995 described below under "Financing".

Cash Flow

Net cash provided by operations was $192 million for fiscal 1995, an increase of $117 million or 156% compared to fiscal 1994. This increase resulted primarily from increased earnings during fiscal 1995, partially offset by the change in working capital. The Company utilized the increased cash from operations to reduce long-term debt by $105 million during the year (see Note 3 of "Notes to Consolidated Financial Statements"), and for capital expenditures of approximately $54 million for various projects as a part of its three-year capital program.

   The Company paid cash dividends on its common stock of approximately
$3 million or $.06 per share during fiscal 1993. On July 1, 1993, the Company's Board of Directors suspended the quarterly dividend and, consequently, no dividends were paid in fiscal 1994 or fiscal 1995.

Financing

On April 13, 1995, the Company entered into a seven-year credit agreement (the "Credit Agreement") with a group of 14 commercial banks to refinance the Company's existing debt except for the revolving debt associated with Sterling Pulp Chemicals, Ltd. ("Sterling Pulp"). The Credit Agreement provides for a revolving credit facility of $150 million (the "Revolver") and a term loan of $125 million (the "Term Loan"). On April 28, 1995, Sterling Pulp entered into a separate agreement for a Cdn. $20 million revolving credit facility (the "Canadian Revolver"). The Canadian Revolver was utilized to refinance the revolving debt associated with Sterling Pulp.

   The Revolver and the Term Loan bear interest at the Base Rate or, at the Company's option, the Eurodollar rate. The Base Rate is equal to the greater of the Prime Rate as announced from time to time by the agent bank, or the Federal Funds Rate plus 1/2%. The Eurodollar Rate is equal to the Eurodollar Interbank Rate plus the Margin Percentage, which is adjustable quarterly and can range from 0.65% to 1.25%. Subsequent to the closing of the Credit Agreement, the Company entered into an interest rate swap, equivalent in amount and term to the Term Loan. The swap effectively replaces the variable rate on the Term Loan with a fixed interest rate of approximately 7% per annum for the remaining term.

   In connection with arranging the Credit Agreement, the Company incurred fees of approximately $3 million which will be amortized over the term of the loans. Unamortized debt issue costs related to the retired loans were expensed in April 1995 and are recorded as an extraordinary loss from early extinguishment of debt of approximately $3.1 million, net of tax of $1.6 million, or $.06 per share.

   At September 30, 1995, the Company had indebtedness of $120 million under the Term Loan and $1 million under the Canadian Revolver. Additionally, the Company had $2 million in letters of credit under the Revolver and $1 million in letters of credit under the Canadian Revolver which reduced the amounts available under these respective facilities. In addition, availability under the Revolver for loans and letters of credit is subject to a monthly borrowing base. At September 30, 1995, the borrowing base limited availability under the Revolver to approximately $129 million.

   The Term Loan requires equal quarterly installments of $4.5 million over its seven-year term. This payment schedule has resulted in a decrease in current maturities of long-term debt from $33.8 million on September 30, 1994 to $17.9 million on September 30, 1995. The Revolver and the Canadian Revolver will mature at the end of their seven-year terms, and no principal payments are required prior to that time.

   The Revolver and the Term Loan are collateralized by substantially all of the inventory and accounts receivable of the Company and certain of its domestic subsidiaries, all of the Company's equity interests in Sterling Canada, Inc. (a wholly-owned subsidiary of the Company), 65% of the equity of Sterling Pulp and Sterling NRO, Ltd., and certain contract rights of the Company. Additionally, certain of the Company's domestic subsidiaries have guaranteed the Revolver and Term Loan.

   The Credit Agreement contains a number of financial and other covenants that management believes are customary in lending transactions of this type. The Credit Agreement allows the Company to redeem, retire or acquire shares of its capital stock and to make dividend payments, within certain conditions and limitations, as long as no Default or Event of Default (as defined in the Credit Agreement) has occurred or is continuing.

   On September 28, 1995, Sterling Pulp entered into a seven-year credit agreement to finance the construction of the Georgia sodium chlorate plant (the "Chlorate Plant Credit Agreement") with the same bank group that is a party to the Credit Agreement. Sterling Pulp can borrow up to $60 million under the Chlorate Plant Credit Agreement to purchase taxable bonds from the local county development authority that will use the bond proceeds to finance the construction of the plant. The first quarterly scheduled principal payment on the debt is due October 1, 1997 while the final scheduled payment is due July 1, 2002. The Chlorate Plant Credit Agreement contains an annual excess cash flow test that could result in mandatory prepayments of some of the scheduled principal payments. Most of the debt is scheduled to be repaid during the last two years of the seven-year term. As a result of a guaranty provided by the Company, the overall borrowing rate under the Chlorate Plant Credit Agreement will be the same as under the Credit Agreement, excluding the effect of any interest rate hedging arrangements. The debt will be collateralized by the taxable bonds and the Company's interest in the plant. No debt was outstanding under the Chlorate Plant Credit Agreement at September 30, 1995.

Capital Expenditures

In fiscal 1995, the Company initiated a three-year capital spending program of approximately $200 million. The program includes modernization of the Company's Texas City facility, the new methanol plant at Texas City, the acetic acid expansion, the new sodium chlorate plant at Valdosta, Georgia, debottlenecking projects at its existing sodium chlorate facilities and various other projects.

   The plant modernization effort at Texas City includes a significant capital commitment for replacing the older control technology in the styrene, acrylonitrile and acetic acid units with state-of-the-art distributive control systems, which should result in increased efficiencies and stronger operating fundamentals.

   The Company is constructing a world-scale, 150 million gallon per year methanol plant at Texas City as part of its three-year capital plan. The plant is expected to be operational by June 1996. Capital investment and production capacity will be shared by the Company and BP Chemicals Inc. ("BPC"). Approximately 50% of the methanol production will be used as a raw material in the Company's acetic acid plant, replacing methanol that is currently being purchased, while the remainder will be available for the merchant market and for BPC's worldwide acetic acid business. The plant will be constructed at significantly less than normal replacement cost because available equipment already at the Company's Texas City facility will be refurbished and used in the plant. The plant will use highly efficient state-of-the-art ICI catalyst technology. The lower capital investment coupled with modern operating technology should result in a methanol plant with significant competitive advantages.

   The Company and BPC are expanding acetic acid capacity by nearly 30% or 200 million pounds, to nearly 800 million pounds annually. This expansion is scheduled to be completed in the first quarter of fiscal 1996. BPC will continue to market all of the production.

   The Company also is constructing a 110,000 ton per year sodium chlorate plant in Valdosta, Georgia. The new facility, expected to cost approximately $50 million, will increase the Company's total annual capacity by more than 30% to nearly 460,000 tons. Valdosta, Georgia was selected because of its proximity to customers, now being supplied from the Company's Canadian plants, and to available, competitively priced electricity, the most important variable in sodium chlorate production. The new facility is intended to meet the growing market demand from the pulp and paper industry in the southeastern U.S. In addition to building this new facility to meet growing demand, the Company is debottlenecking its existing sodium chlorate facilities.

   Capital expenditures for fiscal 1995 were $54 million compared to $12 million in fiscal 1994. The fiscal 1995 capital expenditures were primarily for plant instrumentation modernization and process improvements, the acetic acid expansion, the new methanol plant and the new sodium chlorate plant. The Company funded its fiscal 1995 capital expenditures from operating cash flow.

   Capital expenditures for fiscal 1996 are expected to be approximately $125 million, with about $65 million dedicated to the petrochemical business primarily for the completion of the acetic acid expansion, construction of the methanol plant and modernization of the plant instrumentation. The remainder will be invested in the pulp chemical business primarily for construction of the Georgia sodium chlorate plant.

   In addition to the capital spending program described above, the Company anticipates capital expenditures of approximately $25 million over the next five years for environmentally-related prevention, containment, process improvements and remediation at its Texas City facility. Specific classifications of these expenditures are difficult to project, since an expenditure may be made for more than one purpose. The Company's capital expenditures for environmentally-related prevention, containment and process improvements were $3 million and $2 million for fiscal years 1995 and 1994, respectively. During both fiscal years, the Company did not incur any material expenditures to remediate previously contaminated sites. The Company also did not incur any other infrequent or non-recurring material environmental expenditures which were required under existing environmental regulations in fiscal years 1995 or 1994.

Foreign Exchange

The Company enters into forward foreign exchange contracts to hedge Canadian dollar currency transactions on a continuing basis for periods consistent with its committed exposures. The forward foreign exchange contracts have varying maturities with none exceeding 18 months. The Company makes net settlements of U.S. dollars for Canadian dollars at rates agreed to at inception of the contracts.

   The Company does not engage in currency speculation. However, the Company enters into forward foreign exchange contracts to reduce risk due to Canadian dollar exchange rate movements. The Company had a notional amount of approximately $26 million and $20 million of forward foreign exchange contracts outstanding to buy Canadian dollars at September 30, 1995 and 1994, respectively. The deferred gain on these forward foreign exchange contracts at September 30, 1995 and 1994 was immaterial.

                CERTAIN KNOWN EVENTS, TRENDS AND UNCERTAINTIES

Petrochemical Raw Material Prices and Availability

For each of the Company's petrochemical products, the cost of raw materials and utilities is far greater than all other costs of production combined. Therefore, an adequate supply of raw materials at reasonable prices is critical to the success of the Company's business. The Company does not produce any of its major raw materials (benzene, ethylene, propylene, ammonia and methanol), although a methanol plant is under construction as described above.

   These materials are all commodity petrochemicals and the price for each can fluctuate widely for a variety of reasons, including changes in the availability of these products because of major capacity additions or significant plant operating problems.

   The Company has several long-term arrangements with ethylene suppliers that provide for the majority of its anticipated requirements for purchased ethylene. Although no assurances can be given, management believes that the Company will continue to secure adequate supplies of all its raw materials at acceptable prices.

Environmental and Safety Matters

The Company's operations involve the handling, production, transportation and disposal of materials classified as hazardous or toxic and are extensively regulated under environmental and health and safety laws. Operating permits which are required for the Company's operations are subject to periodic renewal and may be revoked or modified for cause.

   New laws or permit requirements and conditions may affect the Company's operations, products or waste disposal. Past or future operations may result in claims or liabilities. Expenditures could be required to upgrade wastewater collection, pretreatment, disposal systems or other matters.

   The Company routinely incurs expenses associated with managing hazardous substances and pollution in ongoing operations. These operating expenses include items such as depreciation on its waste treatment facilities, outside waste management, fuel, electricity and salaries. The amounts of these operating expenses were approximately $45 million and $44 million for fiscal years 1995 and 1994, respectively. The Company does not anticipate a material increase in these types of expenses during fiscal 1996. The Company considers these types of environmental expenditures normal operating expenses and includes them in cost of goods sold.

   At its Texas City facility, the Company has reduced emissions of targeted chemicals 74% from 1987 levels under the EPA's voluntary 33/50 program. These reductions included a 96% reduction in hydrogen cyanide emissions and an 87% reduction in benzene emissions. Additionally, the Company will initiate appropriate actions or preventive projects necessary to insure that the facility continues to operate in a safe and environmentally responsible manner. No assurances can be given that the Company will not incur material environmental expenditures associated with its facilities, operations or products.

   The Company's sodium chlorate market is sensitive to potential environmental regulation. In general, environmental regulations support substitution of chlorine dioxide, which is produced from sodium chlorate, for elemental chlorine in the pulp bleaching process. Certain environmental groups are encouraging passage of regulations which restrict the amount of Absorbable Organic Halides
(AOX) or chlorine derivatives in bleach plant effluent. Increased substitution of chlorine dioxide for elemental chlorine in the pulp bleaching process significantly reduces the amount of AOX and chlorine derivatives in bleach plant effluent. As long as there is not an outright ban on chlorine-containing compounds, regulation restricting AOX or chlorine derivatives in bleach plant effluent should favor the use of chlorine dioxide, thus sodium chlorate. Any significant ban on all chlorine-containing compounds could have a material adverse effect on the Company's financial condition and results of operations.

   British Columbia has a regulation in place that would effectively eliminate the use of chlorine dioxide in the bleaching process by the year 2002. The pulp and paper industry is working to change this regulation and believes that the ban of chlorine dioxide in the bleaching process will yield no measurable environmental or public health benefit. The Company is not aware of any other laws or regulations currently in place which would restrict the use of the product.

Legal Proceedings

The information under "Legal Proceedings" in Note 6 of the "Notes to Consolidated Financial Statements" herein is incorporated by reference.

STERLING CHEMICALS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars In Thousands Except Per Share Data)

                                                                  Year Ended September 30,
                                                                  ------------------------
                                                                 1995       1994      1993
                                                                ------     ------    ------
Revenues....................................................  $1,030,198  $700,840  $518,821
Cost of goods sold..........................................     758,580   606,916   477,902
                                                              ----------  --------  --------
 Gross profit..............................................     271,618    93,924    40,919

Selling, general and administrative expenses (Note 7).......      28,856    46,150    25,495
Interest and debt related expenses, net of interest income..      14,604    22,126    22,392
Gain on sale of assets......................................          --    (2,606)       --
                                                              ----------  --------  --------
Income (loss) before taxes and extraordinary item...........     228,158    28,254    (6,968)
Provision (benefit) for income taxes........................      75,005     9,122    (1,548)
                                                              ----------  --------  --------
Income (loss) before extraordinary item.....................     153,153    19,132    (5,420)
Extraordinary item, loss on early extinguishment of debt,
  net of tax (Note 3).......................................       3,104        --        --
                                                              ----------  --------  --------
Net income (loss)...........................................  $  150,049  $ 19,132  $ (5,420)
                                                              ==========  ========  ========
Per share data:
Income (loss) before extraordinary item.....................  $     2.76  $   0.34  $  (0.10)
Extraordinary item..........................................         .06        --        --
                                                              ----------  --------  --------
Net income (loss) per share.................................  $     2.70  $   0.34  $  (0.10)
                                                              ==========  ========  ========


The accompanying notes are an integral part of the consolidated financial statements.

STERLING CHEMICALS, INC.

CONSOLIDATED BALANCE SHEET
(Dollars In Thousands Except Per Share Data)


                                                                                                    September 30,
                                                                                                 --------------------
                                                                                                   1995        1994
                                                                                                 --------    --------
ASSETS
Current assets:
 Cash and cash equivalents.....................................................................  $ 30,882    $  2,013
 Accounts receivable...........................................................................   112,102     127,705
 Inventories...................................................................................    67,867      69,758
 Prepaid expenses..............................................................................     3,878       2,700
 Deferred income tax benefit...................................................................     5,622       9,332
                                                                                                 --------    --------
 Total current assets..........................................................................   220,351     211,508

Property, plant and equipment, net.............................................................   309,084     291,126
Other assets...................................................................................    80,504      78,291
                                                                                                 --------    --------
 Total assets..................................................................................  $609,939    $580,925
                                                                                                 ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable..............................................................................  $ 72,016    $ 76,857
 Accrued liabilities...........................................................................    55,858      80,071
 Current portion of long-term debt.............................................................    17,857      33,771
                                                                                                 --------    --------
 Total current liabilities                                                                        145,731     190,699

Long-term debt.................................................................................   103,581     192,621
Deferred income tax liability..................................................................    40,297      38,837
Deferred credits and other liabilities.........................................................    81,012      69,034
Commitments and contingencies (Note 6)
Stockholders' equity:
 Common stock, $.01 par value, 150,000 shares authorized, 60,327 shares issued,
  55,674 and 55,660 shares outstanding at September 30, 1995 and 1994, respectively............       603         603
 Additional paid-in capital.....................................................................   33,269      33,232
 Retained earnings.............................................................................   275,052     125,003
 Pension adjustment............................................................................    (1,556)       (950)
 Accumulated translation adjustment............................................................   (17,307)    (17,322)
 Deferred compensation.........................................................................      (129)        (68)
                                                                                                 --------    --------
                                                                                                  289,932     140,498
 Treasury stock, at cost, 4,653 and 4,667 shares at September 30, 1995 and 1994, respectively..   (50,614)    (50,764)
                                                                                                 --------    --------
 Total stockholders' equity....................................................................   239,318      89,734
                                                                                                 --------    --------
 Total liabilities and stockholders' equity....................................................  $609,939    $580,925
                                                                                                 ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

STERLING CHEMICALS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars In Thousands Except Per Share Data)

                                          Common Stock   Additional                          Accumulated
                                         --------------   Paid-In     Retained    Pension    Translation     Deferred      Treasury
                                         Shares  Amount   Capital     Earnings   Adjustment   Adjustment    Compensation     Stock
                                         ------  ------  ----------   --------  -----------   -----------   ------------    --------
Balance, September 30, 1992............. 60,150    $602    $35,478   $114,603      $(1,009)     $ (6,610)         $(234)   $(55,487)
Net loss................................      -       -          -     (5,420)           -             -              -           -
Translation adjustment..................      -       -          -          -            -        (9,574)             -           -
Dividends paid on common stock $.06
 per share..............................      -       -          -     (3,312)           -             -              -           -
Common stock issued.....................    175       1        700          -            -             -              -           -
Treasury stock transactions.............      -       -     (1,470)         -            -             -           (135)      2,286
Amortization of deferred
 compensation...........................      -       -          -          -            -             -            205           -
Pension adjustment......................      -       -          -          -         (288)            -              -           -
                                         ------    ----    -------   --------      -------      --------          -----    --------
Balance, September 30, 1993............. 60,325     603     34,708    105,871       (1,297)      (16,184)          (164)    (53,201)

Net income..............................      -       -          -     19,132            -             -              -           -
Translation adjustment..................      -       -          -          -            -        (1,138)             -           -
Common stock issued.....................      2       -          6          -            -             -              -           -
Treasury stock transactions.............      -       -     (1,482)         -            -             -              -       2,437
Amortization of deferred
 compensation...........................      -       -          -          -            -             -             96           -
Pension adjustment......................      -       -          -          -          347             -              -           -
                                         ------    ----    -------   --------      -------      --------          -----    --------
Balance, September 30, 1994............. 60,327     603     33,232    125,003         (950)      (17,322)           (68)    (50,764)

Net income..............................      -       -          -    150,049            -             -              -           -
Translation adjustment..................      -       -          -          -            -            15              -           -
Treasury stock transactions.............      -       -         37          -            -             -              -         150
Amortization of deferred
 compensation...........................      -       -          -          -            -             -            (61)          -
Pension adjustment......................      -       -          -          -         (606)            -              -           -
                                         ------    ----    -------   --------      -------      --------          -----    --------
Balance, September 30, 1995............. 60,327    $603    $33,269   $275,052      $(1,556)     $(17,307)         $(129)   $(50,614)
                                         ======    ====    =======   ========      =======      ========          =====    ========



The accompanying notes are an integral part of the consolidated financial statements.

STERLING CHEMICALS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars In Thousands Except Per Share Data)


                                                                                                 Year Ended September 30,
                                                                                                 ------------------------
                                                                                               1995        1994        1993
                                                                                             --------    --------    --------
Cash flows from operating activities:
   Cash received from customers...........................................................  $1,159,192   $ 709,026   $ 558,088
   Miscellaneous cash receipts............................................................      14,007      10,618      10,945
   Cash paid to suppliers and employees...................................................    (893,324)   (614,856)   (497,920)
   Interest paid..........................................................................     (14,811)    (20,443)    (21,622)
   Interest received......................................................................       2,540          60          86
   Income taxes paid......................................................................     (75,766)     (9,156)     (1,463)
                                                                                            ----------   ---------   ---------
Net cash provided by operating activities.................................................     191,838      75,249      48,114
Cash flows from investing activities:
   Capital expenditures...................................................................     (53,962)    (12,343)    (12,175)
   Proceeds from sale of assets...........................................................           -       2,606           -
                                                                                            ----------   ---------   ---------
Net cash used in investing activities.....................................................     (53,962)     (9,737)    (12,175)
Cash flows from financing activities:
   Proceeds from long-term debt...........................................................     217,000           -           -
   Repayment of long-term debt............................................................    (322,282)    (65,517)    (33,649)
   Dividends paid.........................................................................           -           -      (3,312)
   Other..................................................................................      (3,735)        643         (96)
                                                                                            ----------   ---------   ---------
Net cash used in financing activities.....................................................    (109,017)    (64,874)    (37,057)
Effect of U.S./Canadian exchange rate on cash.............................................          10          23        (155)
                                                                                            ----------   ---------   ---------
Net increase (decrease) in cash and cash equivalents......................................      28,869         661      (1,273)
Cash and cash equivalents - beginning of year.............................................       2,013       1,352       2,625
                                                                                            ----------   ---------   ---------
Cash and cash equivalents - end of year...................................................  $   30,882   $   2,013   $   1,352
                                                                                            ==========   =========   =========

Reconciliation of Net Income (Loss) to
Cash Provided by Operating Activities
Net income (loss).........................................................................  $  150,049   $  19,132   $  (5,420)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Depreciation and amortization..........................................................      43,033      40,953      38,679
   Extraordinary item.....................................................................       3,104           -           -
   Deferred tax expense (benefit).........................................................       4,280      (4,817)      1,239
   Accrued compensation including SARs....................................................      (2,638)     21,941         205
   Other..................................................................................       1,058      (1,180)      1,494
Change in assets/liabilities:
   Accounts receivable....................................................................      22,540     (52,304)    (17,705)
   Inventories............................................................................       1,921      (9,493)     17,708
   Prepaid expenses.......................................................................      (1,183)      2,649       2,430
   Other assets...........................................................................      (4,075)     (1,437)     (4,411)
   Accounts payable.......................................................................      (4,117)     34,083       8,123
   Accrued liabilities....................................................................     (21,447)     17,604       6,332
   Other liabilities......................................................................        (687)      8,118        (560)
                                                                                            ----------   ---------   ---------
Net cash provided by operating activities.................................................  $  191,838   $  75,249   $  48,114
                                                                                            ==========   =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

STERLING CHEMICALS, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Dollars In Thousands Except Per Share Data)

1. SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES:

Sterling Chemicals, Inc. (the "Company") operates petrochemical facilities in Texas City, Texas and pulp chemical facilities throughout Canada. The significant accounting policies of the Company are described below.

Principles of Consolidation

The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's investment in a cogeneration joint venture is accounted for under the equity method with earnings from the joint venture recorded as a reduction of cost of goods sold.

Cash Equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market; cost is determined on the first-in, first-out ("FIFO") basis except for stores and supplies, which are valued at average cost.

   The Company enters into agreements with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by the Company are included in inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Major renewals and improvements which extend the useful lives of the equipment are capitalized. Major planned maintenance expenses are accrued for during the periods prior to the maintenance, while routine repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method over estimated useful lives ranging from 5 to 25 years with the predominant life of the plant and equipment being 15 years. The Company capitalizes interest costs which are incurred as part of the cost of constructing major facilities and equipment. The amount of interest capitalized for the fiscal years 1995, 1994 and 1993 was $1,024, $145 and $291, respectively.

Patents and Royalties

The cost of patents is amortized on a straight-line basis over their estimated useful lives which approximates ten years. The Company capitalized the value of the chlorine dioxide generator technology acquired in 1992 based on the net present value of all estimated remaining royalty payments associated with the technology. The resulting intangible amount is included in other assets and is amortized over an average life for these royalty payments of ten years.

Debt Issue Costs

Debt issue costs relating to long-term debt are amortized using the interest method and are included in other assets.

Income Taxes

Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year-end.

Revenue Recognition

The Company generates revenues through sales in the open market, raw material conversion agreements and long-term supply contracts. In addition, the Company has entered into shared profit arrangements with respect to certain petrochemical products. The Company recognizes revenue from sales in the open market, raw material conversion agreements and long-term supply contracts as the products are shipped. Revenues from shared profit arrangements are estimated and accrued monthly. The Company also generates revenues from the construction and sale of chlorine dioxide generators which are recognized using the percentage of completion method. Deferred credits are amortized over the life of the contract which gave rise to them. The Company also receives prepaid royalties which are recognized over a period which is typically ten years.

Foreign Exchange

Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars at year-end exchange rates and revenues and expenses are translated at the average monthly exchange rates. Translation adjustments are reported as a separate component of stockholders' equity while transaction gains and losses are included in operations when incurred. The Company's Canadian subsidiaries enter into forward foreign exchange contracts to minimize the short-term impact of Canadian dollar fluctuations on certain of its Canadian dollar denominated commitments. Gains or losses on these contracts are deferred and are included in operations in the same period in which the related transactions are settled.

Income (Loss) Per Share

Income (loss) per share for fiscal years 1995, 1994 and 1993 has been computed using a weighted average shares outstanding of 55,674,000, 55,606,000 and 55,252,000, respectively.

(Dollars In Thousands Except Per Share Data)


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


2. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

                                                    September 30,
                                               -----------------------
                                                  1995          1994
                                               ---------     ---------
Inventories:
  Finished products ......................     $  16,506     $  49,189
  Raw materials ..........................        44,802        21,761
                                               ---------     ---------
Inventories at FIFO cost .................        61,308        70,950
  Inventories under exchange agreements ..        (4,783)      (12,350)
  Stores and supplies ....................        11,342        11,158
                                               ---------     ---------
                                               $  67,867     $  69,758
                                               =========     =========
Property, plant and equipment:
  Land ...................................     $  11,775     $  11,771
  Buildings ..............................        26,955        24,944
  Plant and equipment ....................       422,479       406,860
  Construction in progress ...............        49,782        14,132
  Less accumulated depreciation ..........      (201,907)     (166,581)
                                               ---------     ---------
                                               $ 309,084     $ 291,126
                                               =========     =========
Other assets:
  Patents and technology, net ............     $  40,971     $  46,918
  Estimated insurance recoveries .........        10,315            --
  Intangible pension asset ...............         3,733         4,139
  Deferred catalyst ......................         4,357         4,126
  Debt issue costs .......................         3,370         5,835
  Other ..................................        17,758        17,273
                                               ---------     ---------
                                               $  80,504     $  78,291
                                               =========     =========
Accrued liabilities:
  Repairs ................................     $   9,021     $  13,468
  Income taxes ...........................         2,250        13,257
  Interest ...............................           574           576
  Estimated contract adjustments .........         1,536         9,684
  Property taxes .........................         6,179         5,796
  Litigation contingency .................         6,000            --
  Accrued compensation ...................        10,019        21,719
  Other ..................................        20,279        15,571
                                               ---------     ---------
                                               $  55,858     $  80,071
                                               =========     =========
Deferred credits and other liabilities:
  Deferred revenue .......................     $  21,969     $  27,513
  Accrued postretirement benefits ........        24,722        22,746
  Additional minimum pension liability ...         6,127         5,601
  Accrued compensation ...................         2,922         9,030
  Litigation contingency .................        10,315            --
  Other ..................................        14,957         4,144
                                               ---------     ---------
                                               $  81,012     $  69,034
                                               =========     =========


3. LONG-TERM DEBT:

Long-term debt consisted of the following:

                                                    September 30,
                                               -----------------------
                                                  1995          1994
                                               ---------     ---------
Revolving credit facilities ..............     $     902     $  32,940
Term loan ................................       120,536        20,000
Project loan .............................                      16,134
Subsidiary term loan .....................            --       113,050
Subordinated note ........................            --        44,268
                                               ---------     ---------
  Total debt outstanding .................       121,438       226,392
                                               =========     =========
Less:
  Current maturities .....................       (17,857)      (33,771)
                                               ---------     ---------
Total long-term debt .....................     $ 103,581     $ 192,621
                                               =========     =========

   On April 13, 1995, the Company entered into a seven-year agreement (the "Credit Agreement") with a group of 14 commercial banks to refinance the Company's existing debt except for the revolving debt associated with Sterling Pulp Chemicals, Ltd. ("Sterling Pulp"). The Credit Agreement provides for a revolving credit facility of $150,000 (the "Revolver") and a term loan of $125,000 (the "Term Loan"). On April 28, 1995, Sterling Pulp entered into a separate agreement for a Cdn. $20,000 revolving credit facility (the "Canadian Revolver"). The Canadian Revolver was utilized to refinance the revolving debt associated with Sterling Pulp.

   The Revolver and the Term Loan bear interest at the Base Rate or, at the Company's option, the Eurodollar rate. The Base Rate is equal to the greater of the Prime Rate as announced from time to time by the agent bank, or the Federal Funds Rate plus 1/2%. The Eurodollar Rate is equal to the Eurodollar Interbank Rate plus the Margin Percentage, which is adjustable quarterly and can range from 0.65% to 1.25%. Subsequent to the closing of the Credit Agreement, the Company entered into an interest rate swap, equivalent in amount and term to the Term Loan. The swap effectively replaces the variable rate on the Term Loan with a fixed interest rate of approximately 7% per annum for the remaining term.

STERLING CHEMICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars In Thousands Except Per Share Data)

   In connection with arranging the Credit Agreement, the Company incurred fees of approximately $3,000 which will be amortized over the term of the loans. Unamortized debt issue costs related to the retired loans were expensed in April 1995 and are recorded as an extraordinary loss from early extinguishment of debt of approximately $3,104, net of tax of $1,571, or $.06 per share.

   At September 30, 1995, the Company had indebtedness of $120,536 under the Term Loan and $902 under the Canadian Revolver. Additionally, the Company had $2,172 in letters of credit under the Revolver and $1,070 in letters of credit under the Canadian Revolver, both of which reduced the amount available under these respective facilities. In addition, availability under the Revolver for loans and letters of credit is subject to a monthly borrowing base. At September 30, 1995, the borrowing base limited availability under the Revolver to $129,398.

   The Term Loan requires equal quarterly installments of $4,464 over the seven-year term. This payment schedule has resulted in a significant decrease in current maturities of long-term debt from $33,771 on September 30, 1994 to $17,857 on September 30, 1995. The Revolver and the Canadian Revolver mature at the end of their seven-year terms, and no principal payments are required prior to that time.

   The Revolver and the Term Loan are collateralized by substantially all of the inventory and accounts receivable of the Company and certain of its domestic subsidiaries, all of the Company's equity interests in Sterling Canada, Inc. (a wholly-owned subsidiary of the Company), 65% of the equity of Sterling Pulp and Sterling NRO, Ltd., and certain contract rights of the Company. Additionally, certain of the Company's domestic subsidiaries have guaranteed the Revolver and Term Loan.

   The Credit Agreement contains a number of financial and other covenants that management believes are customary in lending transactions of this type. The Credit Agreement allows the Company to redeem, retire or acquire shares of its capital stock and to make dividend payments, within certain conditions and limitations, as long as no Default or Event of Default (as defined in the Credit Agreement) has occurred or is continuing.

   On September 28, 1995, Sterling Pulp entered into a seven-year credit agreement to finance the construction of the Georgia sodium chlorate plant (the "Chlorate Plant Credit Agreement") with the same bank group that is a party to the Credit Agreement. Sterling Pulp can borrow up to $60 million under the Chlorate Plant Credit Agreement to purchase taxable bonds from the local county development authority that will use the bond proceeds to finance the construction of the plant. The first quarterly scheduled principal payment on the debt is due October 1, 1997 while the final scheduled payment is due July 1, 2002. There is an annual excess cash flow test required by the Chlorate Plant Credit Agreement that could result in mandatory prepayments of some of the scheduled principal payments. Most of the debt is scheduled to be paid during the last two years of the seven-year term. As a result of a guaranty provided by the Company, the overall borrowing rate under the Chlorate Plant Credit Agreement will be the same as under the Credit Agreement, excluding the effect of any interest rate hedging arrangements. The debt will be collateralized by the taxable bonds and the Company's interest in the plant. No debt was outstanding under the Chlorate Plant Credit Agreement at September 30, 1995.

Debt Maturities

The estimated remaining principal payments on the outstanding debt are as follows:


    Year ending                         Principal
   September 30,                        Payments
       1996...........................  $ 17,857
       1997...........................    17,857
       1998...........................    17,857
       1999...........................    17,857
       2000...........................    17,857
       2001...........................    17,857
       2002...........................    14,296
                                        --------
       Total outstanding debt.........  $121,438
                                        ========

4. INCOME TAXES:

A reconciliation of federal statutory income taxes to the Company's effective tax provision (benefit) before extraordinary item follows:

                                            Year Ended September 30,
                                           -------------------------
                                            1995     1994      1993
                                           ------   ------    ------
Provision (benefit) for federal income
 tax at the statutory rate..............  $79,855   $9,772   $(2,994)
Foreign sales corporation...............   (7,991)      --        --
State and foreign income taxes..........    2,862       90       877
Estimated income tax
 settlement and other...................      279     (740)      569
                                          -------   ------   -------
Effective tax provision (benefit).......  $75,005   $9,122   $(1,548)
                                          =======   ======   =======

The provision (benefit) for income taxes is composed of the following:

                                    Year Ended September 30,
                                   -------------------------
                                    1995     1994      1993
                                   ------   ------    ------
From operations:
  Current federal...............  $67,393  $18,618   $(2,849)
  Deferred federal..............    1,075   (7,809)      148
  Deferred foreign..............    3,489   (1,687)    1,153
  Current state.................    2,947       --        --
  Deferred state................      101       --        --
                                  -------  -------   -------
Total tax provision (benefit)...  $75,005  $ 9,122   $(1,548)
                                  =======  =======   =======

(Dollars In Thousands Except Per Share Data)

   The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes("SFAS 109"), effective October 1, 1993. Under SFAS 109, deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and amounts for financial reporting purposes. The adoption of this statement did not have an effect on the Company's results of operations. Upon adoption of SFAS 109, the Company's current deferred tax asset and deferred tax liability each increased by approximately $1,600.

   The components of the deferred income taxes for 1993 (a disclosure no longer required for years subsequent to adoption of SFAS 109) are summarized below:

                                        Year Ended
                                       September 30,
                                           1993
                                       -------------
Depreciation and amortization.........    $1,709
Alternate minimum tax.................      (959)
Accrued expenses for book purposes....       484
Pension expense.......................      (729)
Postretirement expense................      (667)
Effect of tax rate change.............       500
Other.................................       963
                                          ------
Total deferred tax expense............    $1,301
                                          ======

   The components of the Company's deferred income tax assets and liabilities are summarized below:

                                                    September 30,
                                                  ----------------
                                                   1995      1994
                                                  ------    ------
Assets:
Accrued liabilities.............................  $10,475  $13,099
Accrued postretirement cost.....................    8,719    7,405
Tax loss and credit carryforward................    7,470   11,389
Other...........................................       --      523
                                                  -------  -------
Total deferred tax assets.......................   26,664   32,416
Less current deferred income tax benefit........    5,622    9,332
                                                  -------  -------
Noncurrent deferred tax assets..................  $21,042  $23,084
                                                  =======  =======

Liabilities:
Property, plant and equipment...................  $57,466  $60,756
Accrued pension cost............................    2,471    1,165
Other...........................................    1,402       --
                                                  -------  -------
Total deferred tax liabilities..................  $61,339  $61,921
                                                  =======  =======

   The Company has approximately Cdn. $25,000 in Canadian tax loss carryforwards which will expire from 1998 through 2001.


5. EMPLOYEE BENEFITS:

The Company has established the following benefit plans:

Retirement Benefit Plans

The Company has non-contributory pension plans in the United States and employer and employee contributory plans in Canada which cover all salaried and wage employees. The benefits under these plans are based primarily on years of service and employees' pay near retirement. For those Company employees who were employed by the Company as of September 30, 1986 and were previously employed by Monsanto, the Company recognizes their Monsanto pension years of service for purposes of determining benefits under the Company's plans. For those Company employees who were employed by the Company on August 21, 1992 and were previously employed by Tenneco Inc., the Company recognizes their Tenneco Inc. pension years of service for purposes of determining benefits under the Company's plans. The Company's funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of common stocks and government and corporate securities.

   The Company has recorded its additional minimum liability in accordance with Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pensions." In recognizing the additional pension liability at September 30, 1995 and 1994, the Company recorded a liability of $6,127 and $5,601, an intangible asset of $3,733 and $4,139, which is included with other assets, and a reduction of stockholders' equity of $1,556 and $950, net of deferred tax of $838 and $512, respectively.

   The components of pension expense for the years ended September 30, 1995, 1994 and 1993 were as follows:

                                       1995      1994      1993
                                      ------    ------    ------
Service cost (for benefits earned
 during the period)................  $ 3,288   $ 3,386   $ 3,195
Interest cost on projected
 benefit obligation................    4,471     3,891     3,499
Actual return on plan assets
 and contributions.................   (5,825)      617    (2,940)
Deferral of asset gain (loss)......    1,909    (3,997)       59
Net amortization of
 unrecognized amounts..............      871       848       863
                                     -------   -------   -------
Pension expense....................  $ 4,714   $ 4,745   $ 4,676
                                     =======   =======   =======

   Assumptions used in determining the projected benefit obligation and pension cost for the periods were as follows:

                                    Fiscal Year
                               --------------------
                                1995   1994   1993
                               ------ ------ ------
Discount rates................  7.5%   8.0%   7.5%
Rates of increase in salary
 compensation level...........  5.5%   5.5%   5.5%
Expected long-term rate of
 return on assets.............  9.0%   9.0%   9.0%


STERLING CHEMICALS, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Dollars In Thousands Except Per Share Data)

   The funded status of the Company's pension plans for which assets exceed accumulated benefits and plans for which accumulated benefits exceed assets as of the actuarial valuation dates of August 31, 1995 and 1994 follows:

                                                                                       1995                        1994
                                                                             -------------------------   -------------------------
                                                                               Assets      Accumulated     Assets      Accumulated
                                                                               Exceed       Benefits       Exceed       Benefits
                                                                             Accumulated     Exceed      Accumulated     Exceed
                                                                              Benefits       Assets       Benefits       Assets
                                                                             -----------   -----------   -----------   -----------
Actuarial present value of benefits based on service to date and present pay levels:
Vested benefit obligation....................................................   $ 26,222       $21,743       $19,392       $17,776
Non-vested benefit obligation................................................      1,029         1,293         2,040         1,309
                                                                                --------       -------       -------       -------
Accumulated benefit obligation...............................................     27,251        23,036        21,432        19,085
Plan assets at fair value....................................................     33,540        21,134        26,835        16,795
                                                                                --------       -------       -------       -------
Plan assets in excess of (less than) accumulated benefit obligation..........      6,289        (1,902)        5,403        (2,290)
Additional amounts related to projected salary increases.....................     16,431           658        14,806           812
                                                                                --------       -------       -------       -------
Plan assets less than total projected benefit obligation.....................    (10,142)       (2,560)       (9,403)       (3,102)
Unrecognized net loss resulting from plan experience and changes in
 actuarial assumptions.......................................................      5,995         2,579         4,935         1,871
Unrecognized prior service cost..............................................          2         3,689           (49)        3,949
Unrecognized transition obligation...........................................      2,716           156         3,067           182
                                                                                --------       -------       -------       -------
Prepaid (accrued) pension cost before additional minimum liability...........     (1,429)        3,864        (1,450)        2,900
Additional minimum liability.................................................         --        (6,127)           --        (5,601)
                                                                                --------       -------       -------       -------
Total accrued pension obligation.............................................   $ (1,429)      $(2,263)      $(1,450)      $(2,701)
                                                                                ========       =======       =======       =======
----------------------------------------------------------------------------------------------------------------------------------

Postretirement Benefits Other Than Pensions

The Company provides certain health care benefits and life insurance benefits for retired employees. Substantially all of the Company's employees become eligible for these benefits at normal retirement age. The Company accrues the cost of these benefits during the period in which the employee renders the necessary service.

   Health care benefits are provided to employees who retire from the Company with ten or more years of service except for Canadian employees subject to collective bargaining agreements. All of the Company's employees are eligible for postretirement life insurance. Postretirement health care benefits for most U.S. employees are provided for under a contributory, comprehensive plan while all other plans are non-contributory. Benefit provisions for most hourly and some salaried employees are subject to collective bargaining. In general, the plan stipulates that retiree health care benefits are paid as covered expenses are incurred. For U.S. employees, postretirement medical plan deductibles are assumed to increase at the rate of the long-term consumer price index. Approximately two hundred seventy-four retirees and dependents are covered under these plans. The components of postretirement benefits cost other than pensions for the years ended September 30, 1995 and 1994 were as follows:

                                                  1995    1994
                                                 ------  ------

Service cost (for benefits earned
 during the period)............................  $1,084  $1,064
Interest cost on projected benefit obligation     1,835   1,688
Amortization of plan amendments                      29      29
                                                 ------  ------
                                                 $2,948  $2,781
                                                 ======  ======

   Actuarial assumptions used to determine fiscal year 1995 and 1994 costs and benefit obligations for postretirement benefit plans other than pensions include an average discount rate of 7.5% and an average rate of future increases in benefit compensation of 5.5%. The assumed composite rate of future increases in per capita cost of health care benefits ( health care cost trend rate ) was 7.8% for fiscal year 1995, exclusive of demographic changes, decreasing gradually to 5.5% by the year 2028.

   These trend rates reflect current cost performance and management's expectation that future rates will decline. Increasing the health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $1,391 and would increase annual aggregate service and interest costs by $173.

   The following sets forth the plan's funded status reconciled with amounts reported in the Company's consolidated balance sheet at September 30, 1995 and 1994.

   Accumulated postretirement benefit obligation (APBO):

                                              1995     1994
                                            -------  -------
Retirees..................................  $ 7,315  $ 5,956
Fully eligible active plan participants       7,690    7,234
Other active plan participants............   11,956   11,752
                                            -------  -------
 Total APBO...............................   26,961   24,942
Plan assets at fair value.................       --       --
Unrecognized loss.........................   (1,987)  (1,915)
Unrecognized prior service cost...........     (252)    (281)
                                            -------  -------
Accrued postretirement benefit liability..  $24,722  $22,746
                                            =======  =======

(Dollars In Thousands Except Per Share Data)

Postemployment Benefits

During the first quarter of fiscal 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). SFAS 112 requires accrual accounting for benefits provided to former or inactive employees after employment but before retirement. The Company implemented the provisions of SFAS 112 in fiscal 1995 and the effect of adoption on the Company's financial position and results of operations was not material.

Employee Stock Ownership Trust

The Employee Stock Ownership Trust ("ESOT") was formed to invest primarily in the Company's common stock and includes only participants contributing to the Company's Savings and Investment Plan ("SIP"). The Company's contribution to the ESOT is 60% of the participant's SIP contributions to the extent that such participant's contributions do not exceed 7.5% of the employee's eligible earnings. The Company's contributions are subject to a 20% per year vesting schedule commencing after one year of service. The Company's contributions to the ESOT for the years ended September 30, 1995, 1994 and 1993 were $1,684, $1,688 and $1649, respectively.

Profit Sharing Plans

The Company provides profit sharing plans for the benefit of salaried and hourly employees meeting certain eligibility requirements. These plans were amended and restated in fiscal 1993. The Company distributes quarterly, to eligible employees, a specified percentage of its earnings before interest, taxes, depreciation and amortization above a specified level. The amount of each eligible employee's quarterly cash distribution is related to a specified percentage of such employee's base salary or wages, with the percentage determined by the employee's position in the Company. Profit sharing expense for the years ended September 30, 1995 and 1994 was $13,038 and $3,815, respectively. There was no profit sharing expense during fiscal 1993.

Omnibus Stock and Incentive Plan

The Company has an Omnibus Stock and Incentive Plan, under which the Company may grant to key employees incentive and nonincentive stock options, stock appreciation rights, restricted stock, performance units and performance shares. The terms and amounts of the awards are determined by the Compensation Committee of the Board of Directors. Upon a change of control of the Company, all awards granted under the plan become fully vested and all performance based awards will be paid at the higher of performance goals or actual performance to date. 3,000,000 shares of the Company's stock were reserved under the plan when it was established. As of September 30, 1995, 263,000 shares have been issued.

   In fiscal year 1993, the Company granted stock appreciation rights ("SARs") to certain key employees and directors. Total expense benefit is determined based on 3,632,000 SARs granted, the vesting period (five years beginning September 1992) and the appreciation of the Company's stock price above $4 per share, which was the fair market value of the Company's common stock on the date of grant of the SARs. In October 1994, the Company amended the SAR program by modifying the vesting periods and limiting the amount of appreciation for each SAR during each vesting period, thereby limiting the Company's aggregate future expenses. The Company recorded expense (benefit) for the years ended September 30, 1995 and 1994 of ($2,767) and $21,800, respectively, and paid $8,297 in
October 1994 and $5,820 in September 1995 pursuant to the SARs, as amended. There was no expense associated with the SARs for fiscal year 1993 as the market price of the Company's stock at September 30, 1993 was less than the price at the date of grant. The expense (benefit) for the SARs is included in selling, general and administrative expenses in the Company's income statement.

   In fiscal 1995, the Company granted 82,500 stock options to certain officers of the Company with an exercise price of $13.50 per share. The options are exercisable from the third through the tenth anniversary of the date of the grant.

6. COMMITMENTS AND CONTINGENCIES:

Product Contracts

The Company has certain long-term agreements which provide for the dedication of 100% of the Company's production of acetic acid, plasticizers, TBA and sodium cyanide, each to one customer. The Company also has various sales and conversion agreements which dedicate significant portions of the Company's production of styrene monomer and acrylonitrile to various customers. These agreements generally provide for cost recovery plus an agreed margin or element of profit based upon market price.

Lease Commitments

The Company has entered into various long-term noncancellable operating leases. Future minimum lease commitments at September 30, 1995 are as follows: fiscal 1996 -- $2,135; fiscal 1997 -- $1,971; fiscal 1998 -- $1,878; fiscal 1999 --
$1,661; fiscal 2000 -- $1,553; and $5,701 thereafter. Rent expense for fiscal years 1995, 1994 and 1993 was not material.

Environmental and Safety Matters

The Company's operations involve the handling, production, transportation and disposal of materials classified as hazardous or toxic and are extensively regulated under environmental and health and safety laws. Operating permits which are required for the Company's operations are subject to periodic renewal and may be revoked or modified for cause.

   New laws or permit requirements and conditions may affect the Company's operations, products or waste disposal. Past or future operations may result in claims or liabilities. Expenditures could be required to upgrade wastewater collection, pretreatment, disposal systems or other matters.

STERLING CHEMICALS, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Dollars In Thousands Except Per Share Data)

   The Company routinely incurs expenses associated with managing hazardous substances and pollution in ongoing operations. These operating expenses include items such as depreciation on its waste treatment facilities, outside waste management, fuel, electricity and salaries. The amounts of these operating expenses were approximately $45,000 and $44,000 for fiscal years 1995 and 1994, respectively. The Company does not anticipate a material increase in these types of expenses during fiscal 1996. The Company considers these types of environmental expenditures normal operating expenses and includes them in cost of goods sold.

   At its Texas City facility, the Company has reduced emissions of targeted chemicals 74% from 1987 levels under the EPA's voluntary 33/50 program. These reductions included a 96% reduction in hydrogen cyanide emissions and an 87% reduction in benzene emissions. Additionally, the Company will initiate appropriate actions or preventive projects necessary to insure that the facility continues to operate in a safe and environmentally responsible manner. No assurances can be given that the Company will not incur material environmental expenditures associated with its facilities, operations or products.

   The Company's sodium chlorate market is sensitive to potential environmental regulation. In general, environmental regulations support substitution of chlorine dioxide, which is produced from sodium chlorate, for elemental chlorine in the pulp bleaching process. Certain environmental groups are encouraging passage of regulations which restrict the amount of Absorbable Organic Halides
(AOX) or chlorine derivatives in bleach plant effluent. Increased substitution of chlorine dioxide for elemental chlorine in the pulp bleaching process significantly reduces the amount of AOX and chlorine derivatives in bleach plant effluent. As long as there is not an outright ban on chlorine-containing compounds, regulation restricting AOX or chlorine derivatives in bleach plant effluent should favor the use of chlorine dioxide, thus sodium chlorate. Any significant ban on all chlorine-containing compounds could have a material adverse effect on the Company's financial condition and results of operations.

   British Columbia has a regulation in place that would effectively eliminate the use of chlorine dioxide in the bleaching process by the year
2002. The pulp and paper industry is working to change this regulation and believes that the ban of chlorine dioxide in the bleaching process will yield no measurable environmental or public health benefit. The Company is not aware of any other laws or regulations currently in place which would restrict the use of the product.

Legal Proceedings

Petrochemicals

HUNTSMAN LAWSUIT: On January 30, 1995, the Company filed a lawsuit against Huntsman Chemical Corporation and certain affiliates seeking a declaratory judgment in connection with an alleged agreement arising from discussions, previously suspended by the Company, relating to possible future capacity rights for a significant portion of the Company's styrene monomer unit at its Texas City facility. In the lawsuit, the Company is requesting a judicial determination that, among other things, there was no enforceable agreement between the Company and any of the defendants. In response, the defendants filed a counterclaim demanding a jury trial and asserting that a contractual agreement existed, that the Company breached the alleged agreement, and that as a result the defendants incurred an unspecified amount of "massive damages". Subsequently, the Company filed a motion for summary judgment.

   On November 30, 1995, summary judgment was granted in the Company's favor. The summary judgment, which is subject to appeal, confirms that as a matter of law, no enforceable contract or agreement ever existed between the Company and the defendants. The Court's order also moots the defendants' counterclaim against the Company for damages resulting from breach of the alleged contract.

   The Company believes a loss with respect to this matter is not probable and is unable to quantify a reasonably possible loss estimate (as defined in Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies") at this time.

   ALLEMAND LAWSUIT: On June 19, 1995, a lawsuit was filed against the Company and several other corporate defendants asserting personal injury and mental anguish resulting from an incident occurring on June 16, 1995 in which a hose being used to unload a barge of sulfuric acid at the Company's Texas City facility ruptured, spraying sulfuric acid on an employee of Marine Fueling Service, Inc. The plaintiffs seek an unspecified amount of damages. The incident is under investigation and discovery is ongoing.

   AMMONIA RELEASE: On May 8, 1994, an ammonia release occurred at the Company's Texas City facility while a reactor in the acrylonitrile unit was being restarted after a shutdown for routine maintenance. The Company estimated that approximately three thousand pounds of ammonia were emitted into the atmosphere.

   Approximately nine thousand individuals have filed claims directly with the Company alleging personal injury and/or property damage as a result of exposure to the ammonia. The Company and its insurance carriers are in the process of evaluating these claims. Approximately two thousand of these claims have been settled and three thousand have been denied. Settlements, costs and expenses to date have totaled less than $2,000. All amounts above the Company's $1,000 deductible (which has been charged against earnings) have been paid by its insurance carriers.

   Sixteen lawsuits involving approximately four thousand plaintiffs have been filed against the Company seeking unspecified damages for personal injuries and property damage as a result of the release. Additional claims and litigation against the Company asserting similar claims may ensue.

(Dollars In Thousands Except Per Share Data)

   SMITH LAWSUIT: On April 27, 1994, approximately one thousand two hundred plaintiffs sued the Company and eighteen other corporate defendants in the Texas City, Texas area. The plaintiffs seek an unspecified amount of damages for personal injury and property damages arising from alleged chemical releases. Discovery is proceeding and the Company is vigorously defending this lawsuit.

   ALLEN LAWSUIT: On May 9, 1991, a lawsuit was filed against the Company and several other petrochemical companies operating in the Texas City, Texas area. The plaintiffs in the lawsuit assert personal injury and property damage claims arising from alleged chemical releases. The plaintiffs seek an unspecified amount of damages. Although the court dismissed a number of the plaintiffs for failure to comply with discovery, over three hundred plaintiffs remain. The Company is vigorously defending this lawsuit.

   The Company is subject to various other claims and legal actions that arise in the ordinary course of its business.

Pulp Chemicals

The Company's primary competitor in the supply of patented technology for generators which convert sodium chlorate into chlorine dioxide is Akzo Nobel and its affiliates. The Company and Akzo Nobel are involved in numerous patent disputes throughout the world in which the Company and Akzo Nobel are challenging certain patents of the other and attempting to restrict the other's operating range. If either party is successful in these disputes, the other party may be required to make adjustments and modifications to its commercial operations or obtain a license from the prevailing party. The Company believes that it is entitled to certain indemnities from Tenneco Canada with respect to the acquired technology. The Company and Akzo Nobel have initiated discussions to resolve these disputes.

Litigation Contingency

In accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" and Financial Accounting Standards Board Interpretation No. 39 "Offsetting of Amounts Related to Certain Contracts", the Company has made estimates of the reasonably possible range of liability with regard to its outstanding litigation for which it may incur liability. These estimates are based on management's judgments using currently available information as well as consultation with the Company's insurance carriers and outside legal counsel. A number of the claims in these litigation matters are covered by the Company's insurance policies or by third-party indemnification of the Company. The Company therefore has also made estimates of its probable recoveries under insurance policies or from third-party indemnitors based on its understanding of its insurance policies and indemnifications, discussions with its insurers and indemnitors and consultation with outside legal counsel, in addition to management's judgments. Based on the foregoing as of September 30, 1995, the Company has accrued approximately $17,000 as its estimate of aggregate contingent liability for these matters, and has also recorded aggregate receivables from its insurers and third party indemnitors of approximately $16,000. In addition, management estimates that at present, the reasonably possible range of loss, in addition to the amount accrued, is from $0 to $37,000. The Company believes that it is insured or indemnified for this additional reasonably possible loss, except for a portion which is not material.

   While the Company has based its estimates on its evaluation of available information to date and the other matters described above, much of the litigation is in its early stages and it is impossible to predict with certainty the ultimate outcome. The Company will adjust its estimates as necessary as additional information is developed and evaluated. However, the Company believes that the final resolution of these contingencies will not have a material adverse impact on the financial position, results of operations or cash flows of the Company.

   The timing of probable insurance and indemnity recoveries, and payment of liabilities, if any, is not expected to have a material effect on the financial position, results of operations or cash flows of the Company.

7. SEGMENT AND GEOGRAPHIC INFORMATION:

Sales to individual customers constituting 10% or more of total revenues (in any of the last three fiscal years) and sales by geographic region were as follows:

                                                Year Ended September 30,
                                               --------------------------
                                               1995       1994       1993
                                               --------------------------
Major Customers:
British Petroleum plc and subsidiaries ...   $169,944   $103,637   $ 54,497
Mitsubishi International Corporation .....   $129,812   $ 69,920   $ 60,186

Export Sales:
Export revenues ..........................   $534,067   $324,930   $158,804
Percentage of total revenues .............         52%        46%        31%
Export revenues (as a percent of total
 exports) by geographical area:
Asia .....................................         64%        80%        61%
Europe ...................................         36%        16%        39%
Other ....................................          -          4%         -

STERLING CHEMICALS, INC.
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(Dollars In Thousands Except Per Share Data)

                                       Year Ended September 30,
                                       -----------------------
                                      1995       1994      1993
                                      ----       ----      ----
Geographic Segment Information:
Revenues:
 United States.................... $  886,247   $578,295  $399,486
 Canada...........................    143,951    122,545   119,335
                                   ----------   --------  --------
Total............................. $1,030,198   $700,840  $518,821
                                   ==========   ========  ========
Income before taxes and
 extraordinary item:
 United States.................... $  210,320   $ 27,106  $(12,877)
 Canada...........................     17,838      1,148     5,909
                                   ----------   --------  --------
Total............................. $  228,158   $ 28,254  $ (6,968)
                                   ==========   ========  ========
Net Income:
 United States.................... $  140,382   $ 17,979  $ (8,991)
 Canada...........................      9,667      1,153     3,571
                                   ----------   --------  --------
Total............................. $  150,049   $ 19,132  $ (5,420)
                                   ==========   ========  ========
Assets:
 United States.................... $  403,999   $376,594  $331,149
 Canada...........................    204,615    204,331   215,605
                                   ----------   --------  --------
Total............................. $  608,614   $580,925  $546,754
                                   ==========   ========  ========
Selling, general and
 administrative expenses:
 United States.................... $   14,535   $ 10,232  $ 10,422
 Canada...........................     17,088     14,075    15,073
 SARs.............................     (2,767)    21,843         -
                                   ----------   --------  --------
Total............................. $   28,856   $ 46,150  $ 25,495
                                   ==========   ========  ========

8. FINANCIAL INSTRUMENTS:

Foreign Exchange

The Company enters into forward foreign exchange contracts to hedge Canadian dollar currency transactions on a continuing basis for periods consistent with its committed exposures. The forward foreign exchange contracts have varying maturities with none exceeding 18 months. The Company makes net settlements of U.S. dollars for Canadian dollars at rates agreed to at inception of the contracts.

   The Company does not engage in currency speculation. However, the Company enters into forward foreign exchange contracts to reduce risk due to Canadian dollar exchange rate movements. The Company had a notional amount of approximately $26,000 and $20,000 of forward foreign exchange contracts outstanding to buy Canadian dollars at September 30, 1995 and 1994, respectively. The deferred gain on these forward foreign exchange contracts at September 30, 1995 and 1994 was immaterial.

Concentration of Credit Risk

The Company sells its products primarily to companies involved in the petrochemical and pulp and paper manufacturing industries. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. However, letters of credit are required by the Company on many of its export sales. The Company's credit losses have been minimal.

   The Company maintains cash deposits with major banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of the institutions and believes that any possible loss is minimal.

Investments

It is the policy of the Company to invest its excess cash in investment instruments or securities whose value is not subject to market fluctuations such as certificates of deposit, repurchase agreements or Eurodollar deposits with domestic or foreign banks or other financial institutions. Other permitted investments include commercial paper of major U.S. corporations with ratings of A1 by Standard & Poor's or P1 by Moody's, loan participations of major U.S. corporations with a short term credit rating of A1/P1 and direct obligations of the U.S. Government or its agencies. In addition, not more than $5,000 will be invested with any single bank, financial institution or U.S. corporation.

9. RELATED PARTY TRANSACTIONS:

The Company, through a wholly-owned subsidiary, is a partner in a joint venture which constructed and operates a cogeneration plant at the Texas City facility. During fiscal years 1995, 1994 and 1993, the Company purchased $16,622, $16,546 and $16,646 of steam and electricity from the joint venture, respectively, and recorded earnings of $3,391, $2,788 and $2,598, respectively. The Company's investment in the joint venture is not material.

REPORT OF INDEPENDENT
ACCOUNTANTS

To the Board of Directors and Stockholders of Sterling Chemicals, Inc.

We have audited the consolidated balance sheet of Sterling Chemicals, Inc. as of September 30, 1995 and 1994 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sterling Chemicals, Inc. as of September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

[SIGNATURE OF COOPERS & LYBRAND L.L.P.]

COOPERS & LYBRAND L.L.P.
October 25, 1995
Houston, Texas



REPORT OF MANAGEMENT

Management is responsible for the preparation and content of the financial statements and other information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances to reflect, in all material respects, the substance of events and transactions that should be included. The financial statements reflect Management's judgments and estimates as to the effects of events and transactions that are accounted for or disclosed.

   Management maintains accounting systems which are supported by internal accounting controls that provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with Management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.
The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls should not exceed the benefits. Internal audits have been conducted to test compliance with internal controls. Results of audit efforts and actions are communicated to appropriate Management and to the Audit Committee of the Board of Directors.

   Coopers & Lybrand L.L.P. performed a separate independent audit of the Company's financial statements for the purpose of determining that the statements are presented fairly and in accordance with generally accepted accounting principles. Coopers & Lybrand L.L.P. was appointed by the Board of Directors and meet regularly with the Audit Committee of the Board. The Audit Committee of the Board of Directors is composed solely of outside directors. The Committee meets periodically with the Company's senior officers, the Company's Manager of Internal Audit and independent accountants to review the adequacy and reliability of the Company's accounting, financial reporting and internal controls.

[SIGNATURE OF VIRGIL WAGGONER]

J. Virgil Waggoner
President and Chief Executive Officer


[SIGNATURE JIM P. WISE]

Jim P. Wise
Vice President and Chief Financial Officer



October 25, 1995

STERLING CHEMICALS, INC.

SUPPLEMENTAL FINANCIAL INFORMATION
(Dollars In Thousands Except Per Share Data)

Quarterly Financial Data (unaudited)

                                 Fiscal          First           Second            Third          Fourth(1)
                                  Year          Quarter          Quarter          Quarter          Quarter
                                  ----       -------------    -------------    ------------     -------------
Revenues........................  1995          $240,622         $303,954        $298,491          $187,131
                                  1994          $130,560         $154,754        $204,668          $210,858

Gross profit....................  1995          $ 48,354         $ 93,530        $103,504          $ 26,230
                                  1994          $  2,971         $ 14,806        $ 27,861          $ 48,286

Income before
 extraordinary item.............  1995          $ 22,259         $ 56,077        $ 59,767          $ 15,050
                                  1994          $ (3,489)        $  1,829        $  5,544          $ 15,248

Net income (loss)...............  1995          $ 22,259         $ 56,077        $ 56,663          $ 15,050
                                  1994          $ (3,489)        $  1,829        $  5,544          $ 15,248

Per Share Data:

Income (loss) before
 extraordinary item.............  1995          $    .40         $   1.01        $   1.08          $    .27
                                  1994          $   (.06)        $    .03        $    .10          $    .27

Net income (loss)...............  1995          $    .40         $   1.01        $   1.02          $    .27
                                  1994          $   (.06)        $    .03        $    .10          $    .27

Cash dividends per common
 share..........................  1995          $      -         $      -        $      -          $      -
                                  1994          $      -         $      -        $      -          $      -

Price range of common
 stock (NYSE)...................  1995 High     $ 13 7/8         $ 14            $ 13              $ 12 7/8
                                       Low      $  9 3/4         $ 10 7/8        $ 10 1/4          $  8 1/4

                                  1994 High     $  4 1/2         $  6 3/4        $ 10              $ 13 3/4
                                       Low      $  3 3/8         $  4            $  5  1/2         $  9

The common stock of the Company is traded on the New York Stock Exchange ("NYSE") under the ticker symbol "STX". There were approximately 20,000 shareholders of record and other beneficial owners as of September 30, 1995. For more information concerning the Company's ability and intention to pay future dividends see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(1) The decline in revenues, gross profit and net income in the fourth quarter of fiscal 1995 relative to previous quarters resulted from the decrease in prices and margins for styrene and acrylonitrile as well as the negative impact from the shutdowns in styrene and acrylonitrile during the quarter. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations".

     Fourth quarter net income in fiscal 1994 included a charge of $12,159, or $.14 per share, for expenses related to the SARs described in Note 5 of the "Notes to Consolidated Financial Statements". In the fourth quarter of fiscal 1995, the charge was $(4,325), or $(.05) per share. The Company's stock price decreased from $13.50 on September 30, 1994 to $8.25 on September 30, 1995, resulting in the reversal of the previously accrued expenses.

STERLING CHEMICALS, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
(Dollars In Thousands Except Per Share Data)

Selected Financial Data


                                                                  Year Ended September 30,
                                   --------------------------------------------------------------------------------------------
Operating Data:                       1995       1994      1993      1992      1991      1990      1989       1988       1987
                                   --------------------------------------------------------------------------------------------
Revenues.......................... $1,030,198  $700,840  $518,821  $430,529  $542,664  $506,046  $580,797  $ 698,964   $413,192
Gross profit......................    271,618    93,924    40,919    27,882    70,257   106,403   172,608    334,990    118,956
Net income (loss).................    150,049    19,132    (5,420)   (5,890)   36,797    59,083   103,898    213,079     47,381
Net cash provided by (used in)
 operating activities.............    191,838    75,249    48,114    (3,752)   65,605    85,384   136,433    253,082     79,726
Net cash used in
 investing activities.............    (53,962)   (9,737)  (12,175)  (20,424)  (36,051)  (22,185)  (60,820)   (19,168)   (13,916)
Net cash provided by (used in)
 financing activities.............   (109,017)  (64,874)  (37,057)   23,752   (26,721)  (63,452)  (75,627)  (236,461)   (70,454)
Capital expenditures..............     53,962    12,343    12,175    15,953    34,374    19,915    57,592     16,993     13,174

EBITDA(1).........................    284,247    89,471    52,477    40,967    78,522   115,241   178,562    337,336    125,450

Per Share Data:
Income (loss).....................       2.70      0.34     (0.10)    (0.11)     0.67      1.07      1.77       3.55        .79
Cash dividends....................          -         -      0.06     0.245      0.65      1.00       .75       3.17          -

Weighted average number
 of common shares
 outstanding......................     55,674    55,606    55,252    55,063    55,055    55,219    58,701     60,000     60,000

Balance Sheet Data:
Working capital................... $   74,620  $ 20,809  $ 30,952  $ 56,787  $ 28,623  $ 35,315  $ 35,566   $ 39,448   $ 28,585
Total assets......................    609,939   580,925   546,754   608,470   362,498   353,728   331,030    296,512    288,435
Long-term debt....................    103,581   192,621   263,894   300,220    72,630    65,443    68,489     88,554    121,107
Stockholders' equity..............    239,318    89,734    70,336    87,343   112,192   108,240   110,372     90,562     52,360


/(1)/EBITDA (Earnings before interest, taxes, depreciation and amortization) is presented to further enhance understanding of the Company's results of operations and cash flows. It is not intended as an alternative measure of performance to net income. EBITDA is used in certain calculations in the financial covenants of the Company's credit agreements. In addition, with certain adjustments, EBITDA is the basis for payments to employees under the Company's profit sharing plans.

CORPORATE INFORMATION

FORM 10-K
Copies of the Company's 1995 Form 10-K are available without charge upon written request to:
Jim P. Wise
Vice President - Finance and
Chief Financial Officer
Sterling Chemicals, Inc.
1200 Smith Street, Suite 1900
Houston, Texas  77002-4312

ANNUAL MEETING
Date:  January 24, 1996
Time:  9:00 a.m.
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
713/650-3700






                      DESIGN: BAXTER & KORGE, INC./HOUSTON     PRINTED IN U.S.A.
             PAPER STOCK: THE COVER AND NARRATIVE SECTIONS OF THIS ANNUAL REPORT
                 PRINTED ON PAPER WHOSE PULP WAS BLEACHED WITH CHLORINE DIOXIDE.

DIRECTORS AND OFFICERS


BOARD OF DIRECTORS

Gordon A. Cain(2)
Chairman of the Board

J. Virgil Waggoner
President and Chief Executive Officer

James J. Kerley(1)
Retired Vice Chairman, Emerson Electric Co.

Raymond R. Knowland(1)(2)
Industrial Consultant

William A. McMinn(2)
Chairman, Arcadian Corporation

Frank J. Pizzitola(1)(2)
Limited Managing Director
Lazard Freres & Co., LLC

Gilbert M. A. Portal(1)(2)
President, GMH International
Oil and Gas Consulting

(1)Audit Committee
(2)Compensation Committee


EXECUTIVE OFFICERS

J. Virgil Waggoner
President and Chief Executive Officer

Robert W. Roten
Executive Vice President and
Chief Operating Officer

Jim P. Wise
Vice President - Finance and
Chief Financial Officer

Richard K. Crump
Vice President - Commercial

Robert N. Bannon
Vice President - Operations

F. Maxwell Evans
Vice President, General Counsel
and Secretary

Robert O. McAlister
Vice President - Human Resources
and Administration

Stewart H. Yonts
Treasurer


                          [PHOTO OF BOARD OF DIRECTORS]

Board of Directors
Seated, from left: J. Virgil Waggoner, Gordon A. Cain, Gilbert M. A. Portal. Standing, from left: F. Maxwell Evans, Secretary to the Board, Raymond R. Knowland, James J. Kerley, Frank J. Pizzitola, William A. McMinn.

                               [PHOTO OF OFFICERS]

Officers
Seated, from left: Jim P. Wise, J. Virgil Waggoner, Robert W. Roten. Standing, from left: F. Maxwell Evans, Stewart H. Yonts, Robert O. McAlister, Robert N. Bannon, Richard K. Crump.

                              [LOGO APPEARS HERE]

                              Sterling Chemicals
                               1200 Smith Street
                             Houston, Texas 77002